30 Lothian Road
Edinburgh
EH1 2DH
**Tel:** 0131 225 2552
www.standardlife.com

RECEIVED
2008 OCT 17 A 8:56
OFFICE OF INTERNATIONAL CORPORATE FINANCE

10 October 2008

Division of Corporate Finance
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N.W [redacted]
Washington DC 20549
UNITED STATES OF AMERICA

08005433

**SUPPL**

Dear Sir or Madam

**STANDARD LIFE PLC – INFORMATION FURNISHED PURSUANT TO RULE 12G3-2(B) UNDER THE U.S SECURITIES EXCHANGE ACT OF 1934**
**FILE #82-34998**

Further to my previous letters, in accordance with Rule 12g3-2(b)(1)(iii) under the U.S. Securities Exchange Act of 1934, as amended, and to maintain its exemption pursuant to Rule 12g3-2(b) of such Act, Standard Life plc (File #82-34998) is providing copies of announcements as per the attached list, which have been released to the London Stock Exchange since 1 July 2008.

I would appreciate a response to the questions in my previous letters with regard to the possibility of providing copies of these announcements electronically, the most appropriate timescales for providing copies of the announcements and the contact details for the person who deals with our File.

I look forward to hearing from you in due course.

Yours faithfully

Julie Durie
Group Secretarial Assistant
Group Secretariat

Tel: 0131 245 6772
Fax: 0131 245 5992
julie_durie@standardlife.com

PROCESSED
OCT 22 2008
THOMSON REUTERS

Encls. Appendix A Exhibits 155 - 169

APPENDIX A COPIES OF RNS ANNOUNCEMENTS TO SEC File #82-34998

| No. | Subject | Date of Announcement | Date Copied to SEC |
|---|---|---|---|
| 155 | Director/PDMR Shareholding | 01/07/2008 | 10/10/2008 |
| 156 | Director Declaration | 15/07/2008 | 10/10/2008 |
| 157 | Block Listing Interim Review | 31/07/2008 | 10/10/2008 |
| 158 | Director/PDMR Shareholding | 31/07/2008 | 10/10/2008 |
| 159 | Total Voting Rights | 31/07/2008 | 10/10/2008 |
| 160 | Director Declaration | 05/08/2008 | 10/10/2008 |
| 161 | Interim Results | 06/08/2008 | 10/10/2008 |
| 162 | Total Voting Rights | 29/08/2008 | 10/10/2008 |
| 163 | Director/PDMR Shareholding | 01/09/2008 | 10/10/2008 |
| 164 | Additional Listing (Block) | 10/09/2008 | 10/10/2008 |
| 165 | Offer for Vebnet (Holdings) plc | 16/09/2008 | 10/10/2008 |
| 166 | Offer Document Posted | 19/09/2008 | 10/10/2008 |
| 167 | Director/PDMR Shareholding | 30/09/2008 | 10/10/2008 |
| 168 | Total Voting Rights | 30/09/2008 | 10/10/2008 |
| 169 | Offer Declared Wholly Unconditional | 10/10/2008 | 10/10/2008 |
| | | | |

# Standard Life plc



Standard Life plc was advised today by Computershare Investor Services plc that, on 25 June 2008, the under mentioned executive directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

| | Number of Shares Purchased | Price and Place of Transaction |
|---|---|---|
| **Executive Directors** | | |
| Norman Keith Skeoch | 56 | £2.24 - UK |
| David Thomas Nish | 56 | £2.24 - UK |
| | | |
| **Other PDMRs** | | |
| Marcia Dominic Campbell | 56 | £2.24 - UK |
| Nathan Richard Parnaby | 56 | £2.24 - UK |
| Joseph Iannicelli | 57 | C$4.04 - Canada |

Each individual also received from the Company 11 free shares (except Mr Iannicelli who received the right to acquire 11 matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

1 July 2008

Enquiries:

Julie Durie, Group Secretariat, 0131 245 6772
Barry Cameron, Media Relations, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

**Standard Life plc**

As required by Listing Rule 9.6.14, Standard Life plc ("the Company") announces that it received notification yesterday from Margaret McDonagh, a non-executive director of the Company, that she has been appointed a non-executive director of Care Capital Group plc, with effect from 25 June 2008.

15 July 2008

END

Enquiries:

Kenneth Gilmour, Group Secretariat, 0131 245 0751
Barry Cameron, Press Office, 0131 245 6165

# BLOCK LISTING SIX MONTHLY RETURN

INFORMATION PROVIDED ON THIS FORM MUST BE TYPED OR PRINTED ELECTRONICALLY AND PROVIDED TO AN *RIS*.

**Date:** 31st July 2008

| | | | | |
|---|---|---|---|---|
| Name of *applicant*: | | Standard Life plc | | |
| Name of scheme: | | Bonus Share Scheme | | |
| Period of return: | From: | 01/02/08 | To: | 31/07/08 |
| Balance of unallotted securities under scheme(s) from previous return: | | 1,781,970 | | |
| *Plus:* The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): | | 0 | | |
| *Less:* Number of *securities* issued/allotted under scheme(s) during period (see LR3.5.7G): | | 9,320 | | |
| *Equals:* Balance under scheme(s) not yet issued/allotted at end of period: | | 1,772,650 | | |

| | |
|---|---|
| Name of contact: | Julie Durie |
| Telephone number of contact: | 0131 245 6772 |

# Standard Life plc

Standard Life plc was advised today by Computershare Investor Services plc that, on 25 July 2008, the under mentioned executive directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

| | Number of Shares Purchased | Price and Place of Transaction |
|---|---|---|
| **Executive Directors** | | |
| Norman Keith Skeoch | 58 | £2.16 - UK |
| David Thomas Nish | 58 | £2.16 - UK |
| | | |
| **Other PDMRs** | | |
| Marcia Dominic Campbell | 58 | £2.16 - UK |
| Nathan Richard Parnaby | 58 | £2.16 - UK |
| Joseph Iannicelli | 56 | C$4.46 - Canada |

Each individual also received from the Company 11 free shares (except Mr Iannicelli who received the right to acquire 11 matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

31 July 2008

Enquiries:

Julie Durie, Group Secretariat, 0131 245 6772
Barry Cameron, Media Relations, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

**Standard Life plc**

**Voting Rights and Capital**

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital consists of 2,177,544,339 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,177,544,339.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

31 July 2008

Enquiries:

Julie Durie, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Barry Cameron, Media Relations 0131 245 6165

END

## Standard Life plc

As required by Listing Rule 9.6.14, Standard Life plc ("the Company") announces that it received notification today from Kent Atkinson, a non-executive director of the Company, that he has been appointed a non-executive director of Northern Rock plc, effective upon Northern Rock plc obtaining approval from the FSA under its approved persons regime.

5 August 2008

Enquiries:

Kenneth Gilmour, Group Secretariat, 0131 245 0751
Barry Cameron, Media Relations, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

STANDARD LIFE

# Standard Life plc
# Interim Results 2008

The Interim Results 2008 are published on the Group's website at **www.standardlife.com**
The Directors are responsible for the maintenance and integrity of the financial information published on the website in accordance with UK legislation governing the dissemination of financial statements. Access to the website is available outside the UK, where comparable information may be different.

# Press release

# Standard Life plc
# 2008 Interim Results
# 6 August 2008

## Robust performance in difficult market conditions

**Improved net flows and sales**
- Life and pensions net flows up 15% to £2.0bn
- Life and pensions PVNBP[1] sales up 5% to £9.1bn
- New business contribution up 4% to £157m

**Strong growth in operating profits**
- EEV operating profit before tax up 51% to £534m
- Return on embedded value up 1.9% points to 11.0%
- IFRS underlying profit before tax up 58% to £345m
- IFRS profit before tax attributable to equity holders up 219% to £201m

**Higher cash flow supporting a growing dividend**
- EEV core capital and cash generation after tax up 25% to £143m
- Interim dividend of 4.07p, representing 7% growth

**A balance sheet resilient to market falls**
- Group Embedded Value per share 3% lower at 277p
- Financial Groups Directive surplus 3% lower at £3.5bn

**Group Chief Executive Sandy Crombie said:**
"I am pleased to report that Standard Life has had a successful first half in 2008, despite more difficult market conditions.

"In our life and pensions businesses, net flows were strong, sales showed good growth and profitability was maintained. In Standard Life Investments, net inflows offset the impact of market declines so that third party funds under management remained constant. Group operating profits were well ahead and our balance sheet remains robust with strong solvency ratios maintained.

"Looking ahead, we will continue to drive further efficiency gains, whilst investing in our businesses where we identify opportunities for growth. Our innovative product set, excellence in customer service and strong distribution relationships leave us well placed for the full year.

"Reflecting our progress in the first half and our confidence about the future, the Board is increasing the interim dividend payment by 7%."

Unless otherwise stated, all comparisons are in Sterling, all sales figures are on a PVNBP basis and all comparators are with the first six months of 2007.

## EEV operating profit

| | H1 2008 £m | H1 2007 £m |
|---|---|---|
| **Covered business by region** | | |
| UK | 403 | 252 |
| Canada | 79 | 75 |
| Europe | 26 | 14 |
| Other covered business | (16) | (6) |
| HWPF TVOG | 8 | (2) |
| **Covered business operating profit** | **500** | **333** |
| **Covered business by source** | | |
| New business contribution | 157 | 151 |
| In-force business | | |
| expected return | 218 | 201 |
| experience variance | 22 | (15) |
| assumption changes | 120 | 1 |
| Other covered | (17) | (5) |
| **Total covered business operating profit** | **500** | **333** |
| Investment management | 31 | 28 |
| Banking | 12 | 14 |
| Healthcare | 8 | 2 |
| Group Corporate Centre costs | (25) | (26) |
| Other non-covered business | 8 | 2 |
| **Operating profit before tax** | **534** | **353** |
| Tax on operating profit | (157) | (108) |
| **Operating profit after tax** | **377** | **245** |
| **Profit after tax** | **7** | **321** |
| **Diluted EEV operating EPS** | **17.3p** | **11.2p** |

## IFRS underlying profit

| | H1 2008 £m | H1 2007 £m |
|---|---|---|
| **Life and pensions by region** | | |
| UK | 221 | 91 |
| Canada | 66 | 64 |
| Europe | 24 | 19 |
| Other | (16) | (6) |
| **Total life and pensions underlying profit** | **295** | **168** |
| Investment management | 25 | 42 |
| Banking | 12 | 14 |
| Healthcare | 8 | 2 |
| Group Corporate Centre costs | (25) | (26) |
| Other | 30 | 19 |
| **Total underlying profit before tax** | **345** | **219** |
| Tax on underlying profit | (45) | (8) |
| **Underlying profit after tax** | **300** | **211** |
| **Profit attributable to equity holders after tax** | **161** | **57** |
| **Diluted IFRS underlying EPS** | **13.8p** | **9.7p** |

For more information please refer to the Basis of preparation in Section 1.8 and the IFRS pro forma reconciliation of Group underlying profit to profit for the period in Section 4 of the Interim Results 2008.

### Performing well in difficult market conditions

Standard Life has had a successful first half. The Group's European Embedded Value (EEV) operating profit before tax increased by 51% to £534m (2007: £353m) delivering a return on embedded value (RoEV) of 11.0% (2007: 9.1%). During the period we have continued to invest in profitable opportunities and have reduced the risk borne by our shareholders through active management of our balance sheet. Life and pensions net inflows and sales have continued to rise, despite the uncertainty in world financial markets. Our continued focus on innovative 'capital lite' products has led to a further strengthening in the Group's operating capital and cash generation.

### Assets under administration

Standard Life is an asset managing business and net flows and assets under administration (AUA) are key drivers of shareholder value. Consistent with this focus, we have introduced new disclosure setting out the development of Group AUA between net flows and market movements. AUA are gross assets that the Group administers for customers, including both those managed by the Group and those placed with third party managers.

During the period to 30 June 2008, positive net flows of £3.3bn[2] were offset by negative market movements of £8.7bn due to falling equity, property and fixed interest security values. As a result Group AUA reduced from £168.8bn to £163.4bn.

### Improved net flows

The main contributors to positive net flows of £3.3bn[2] were life and pensions net inflows of £2.0bn and third party investment management net inflows of £2.7bn, these being partly offset by net outflows of £0.7bn from our mortgage business.

Net flows across our UK, European and Canadian life and pensions operations have increased by 15% to £2.0bn, with net inflows of £1.0bn in the second quarter consistent with the first quarter.

UK life and pensions net inflows decreased by 3% to £1.4bn. Pensions inflows were £1.4bn for the first half, with £0.75bn generated in the second quarter. Excluding volatile Institutional TIP flows, net pensions flows increased by 7%, despite the adverse impact of falling stock markets on incoming transfer values. This was supported by lower lapse activity across our pensions portfolio which is within long term assumptions. Savings and Investments had strong net inflows into both Offshore Bonds and Mutual Funds, partly offset by changes in the Capital Gains Tax rules and market driven outflows from Onshore Bonds. These outflows were consistent with the short-term lapse provision for Bonds set up at the year end. Europe net flows have fallen slightly in constant currency to £232m with lower inflows from difficult market conditions being offset by better claims and lapse experience. In Canada, higher inflows across Group savings and retirement products led to a nine fold increase in net flows in constant currency to £304m.

Third party net inflows into Standard Life Investments for investment products and insurance contracts were £2.7bn. Within this total, net inflows for investment products remained resilient at £2.3bn, driven by strong segregated institutional sales.

We have put in place a number of measures to manage our mortgage exposure during the ongoing period of difficult credit market conditions. These led to net outflows of £0.7bn from our mortgage business.

### Resilient new business volumes and profitability

Worldwide life and pensions new business has been robust in the face of continuing economic uncertainty and market volatility with sales up 5% at £9.1bn. We have maintained our focus on profit and growing value, with new business contribution increasing by 4% to £157m and a Group IRR of 18% (2007: 15%).

#### UK Financial Services

Sales levels have been solid against a strong comparative period. Life and pensions sales levels were constant at £7.2bn while healthcare sales increased by 27% to £14m. We continue to manage our mortgage exposure, resulting in gross mortgage lending decreasing by 54% to £728m.

New business profits generated by our UK life and pensions operations have increased by 4% to £138m. Our focus on 'capital lite' products has also led to an increase in IRR from 15% to 20% and a decrease in payback period from 10 years to 7 years.

Individual SIPP funds under administration increased by 12% to £8.6bn (31 December 2007: £7.7bn), the impact of net inflows of £1.7bn (2007: £2.1bn) being partly offset by a market-driven reduction in underlying asset values. Funds under administration increased by £509m in the second quarter, exceeding the £427m increase recorded in the first quarter. During the first half of 2008, SIPP customer numbers increased by 23% to 57,500 (31 December 2007: 46,900) with average case sizes across our SIPP portfolio of £150,000 at 30 June 2008 (31 December 2007: £164,000). The majority of sales were generated from the continued consolidation of existing pensions and our SIPP offering has proven to be resilient against the backdrop of market uncertainty.

Individual SIPP sales of £2.1bn were 19% lower than a very strong prior year period that was significantly enhanced by heightened activity post A-day. This principally reflects the impact of market movements on average incoming transfer values, which continue to represent the majority of total SIPP sales. The attraction of high yielding deposit accounts offered through Standard Life Bank during the current period of market volatility, has resulted in a higher weighting of non-insured SIPP sales. In the second half of 2008 we plan to make several enhancements to our market leading SIPP proposition, including offering a variable annuity option, accepting protected rights monies and broadening our Mutual Fund range. We continue to expect the UK SIPP market to double in size to £100bn of assets by 2011.

Group pension sales of £1.8bn have increased by 17% compared to a strong prior year period. This reflects strong levels of new and incremental business and a large scheme won during the first quarter. Group SIPP volumes increased by 10% compared to the prior year and accounted for 28% of total Group Pensions sales. At 30 June 2008, UK Group Pensions funds under management remained constant at £15.0bn (31 December 2007: £15.0bn), the strong net inflows being offset by negative market movements.

Sales across our savings and investments portfolio increased by 19% to £1.6bn, due to the continuation of very strong Offshore Bond sales, which have more than tripled compared to the prior year. Recent changes in the Capital Gains Tax rules have had a mixed impact across our savings and investment portfolio. Mutual Funds sold on our Wrap and Fundzone platforms have increased by 33% and Investment Bonds decreased by only 1%, supported by increased sales from the lower margin bulk deals as previously reported.

Annuity sales decreased by 2% to £252m (2007: £257m). 91% of annuity sales came from customers with maturing Standard Life pensions (2007: 95%).

At 30 June 2008, funds under administration on Standard Life's Wrap platform increased by 36% to £1.5bn (31 December 2007: £1.1bn). At the end of June 2008 there were 263 IFA firms using the platform (31 December 2007: 209 firms) and 12,900 customers (31 December 2007: 8,100 customers) with an average fund size of £113,000 (31 December 2007: £133,000).

At 30 June 2008 mortgages under management stood at £10.6bn (31 December 2007: £11.3bn), with an arrears rate of 0.24%, which is less than a fifth of the Council of Mortgage Lenders industry average at 31 March 2008.

Savings balances in our banking operations continue to increase with total savings balances at 30 June 2008 of £4.8bn (31 December 2007: £4.6bn). This total includes combined SIPP and Wrap balances of over £1 billion.

**Europe**

Life and pensions sales in Europe were 28% lower than the prior year in constant currency. Irish sales have declined by 46% in constant currency, driven by decreasing property prices and a weak domestic stock market. In Germany sales volumes were 12% lower in constant currency, reflecting changes in insurance contract law at the start of the year that impacted the whole industry. The combination of reduced sales volumes and a largely fixed cost base has resulted in a lower European new business contribution of £1m (2007: £4m) and an IRR of 8% (2007: 8%).

**Canada**

Sales and new business profits within our Canadian operations continue to grow following the successful repositioning of the business. Sales have increased by 45% in constant currency to £1.2bn while new business profits have strengthened to £18m (2007: £14m) with an IRR of 21% (2007: 30%). Sales of Group Savings and Retirement products benefited from a number of midsized mandates secured in the first quarter as well as a large defined benefit administration mandate secured in the second quarter. Stronger sales in Group Insurance reflect our continued success in the disability insurance segment.

We have increased our retail distribution and sales capabilities and strengthened our corporate visibility in Canada, while maintaining our commitment to product innovation and profitability. Investment in our retail operations sales force has increased and the team grown by more than 50% compared to the end of 2007. The impact of this new capability should be felt in the second half of 2008.

**Asia Pacific**

Combined sales from our joint ventures in India and China and our Hong Kong operations have continued to increase throughout the first half, rising by 46% in constant currency on a PVNBP basis and by 75% on an APE basis.

In India, sales increased by 33% in constant currency on a PVNBP basis and by 64% on an APE basis. Standard Life's share of these sales was £233m (2007: £102m). The number of financial consultants appointed by the Indian joint venture has increased to approximately 162,000 (31 December 2007: 132,000). Our distribution reach has increased following the merger of HDFC Bank and Centurion Bank of Punjab in May.

In China, sales volumes more than doubled in constant currency to £42m on a PVNBP basis and by 118% on an APE basis. The continued success of our products, increased sales through bank distribution and the ongoing development of our footprint in existing provinces have been the key drivers behind this strong growth within our Chinese operations. We are now present in 20 cities (31 December 2007: 14 cities) and are on track to extend this to 30 cities by the year end.

In Hong Kong, sales increased by 340% in constant currency to £18m (2007: £4m) on a PVNBP basis and by 410% on an APE basis. During the period we launched new products and have started to accept business from offshore customers in Taiwan.

**Standard Life Investments**

Third party funds under management at Standard Life Investments remained constant at £47.5bn (31 December 2007: £47.7bn), despite substantial market falls, and now represent 36% (31 December 2007: 33%) of total funds under management.

Total funds under management decreased by 9% compared to the year end. This predominantly reflects the annuity reinsurance transaction entered into in February 2008 which reduced funds under management by £6.7bn. Excluding the impact of this reinsurance transaction, total funds under management reduced by 4% during the period compared to a fall of 13% in the FTSE All Share index.

The majority of our 26 OEICs and Unit Trusts outperformed their respective peer groups with 11 achieving top quartile performance, 4 of which were top decile. Performance across the range was also recognised with 19 of the 24 eligible and actively managed funds rated 'A' or above by Standard and Poor's. In the year to date 13 of our 24 pooled pension funds were above median, with 5 of these in the top quartile. The money weighted average over 3, 5, and 10 year periods continues to be comfortably above median and remains a key driver of institutional sales and pipeline business.

In May we launched our Global Absolute Return Strategies (GARS) fund to retail investors. We expect the fund will prove particularly attractive to investors who wish to benefit from positive investment returns in a variety of market conditions.

## Strong growth in operating profits

In the first half of 2008, EEV operating profit before tax increased by 51% to £534m (2007: £353m), delivering a return on embedded value of 11.0% (2007: 9.1%). In line with disclosure given in our 2007 Preliminary results, we report our RoEV under three components: core, efficiency and back book management.

## Core return

Core return comprises new business contribution, expected return on in-force business, development costs for covered business[3] and normalised IFRS underlying profit for non-covered business[4]. Core return is reported based on the opening operating assumptions.

Core EEV operating profit before tax increased by 7% to £393m (2007: £367m) delivering a core RoEV of 9.2% (2007: 9.5%). During the first half of 2008 we have continued to invest in our fast growing Asian operations and in our market leading SIPP, Wrap and Bond propositions, which has led to an increase in development expenses.

## Continued drive for efficiency

Efficiency comprises covered business maintenance expense variances and assumption changes. As expense assumptions are not reviewed until the year end, efficiency has had a minimal impact on RoEV of (0.1)% during the period (2007: 0.0%). Benefits will be reflected in the year end accounts.

In March 2007 we announced the Continuous Improvement Programme to reduce underlying costs by £100m by the end of 2009. We remain on track to deliver these cost benefits with future initiatives as part of this programme including adopting a global approach to IT, a finance transformation programme and extending the use of Six Sigma and Lean techniques to drive process improvement.

## Active back book management

We remain committed to driving increased value from the management of our back book. This category includes all non-expense related operating variances and assumption changes for covered business plus those development costs directly related to back book management initiatives and, for non-covered business, specific costs attributed to back book management. During the first half, back book management generated an operating profit before tax of £144m, delivering a back book management RoEV of 1.9% (2007: (0.4)%).

In February we reinsured £6.7bn of our UK immediate annuity liabilities to Canada Life International Re. This generated a one-off EEV operating profit before tax of £119m mainly due to the impact of lower risk discount rates arising from the reduction in longevity risk.

Claims levels across our pensions and with profits portfolios continue to trend downwards and are in line with our strengthened long-term assumptions. Claims levels of unit-linked bonds, driven by market volatility and recent Capital Gains Tax changes, are consistent with the short-term lapse provision set up at the year-end.

Tax variances were positive £24m, reflecting favourable experience from tax arrangements and reserve changes.

All long term assumptions are reviewed at the end of each year.

**Capital and cash generation**

Central to our strategy is the writing of capital-efficient new business. We have reduced new business strain by 14% to £131m (2007: £153m) while growing sales volumes. New business strain as a proportion of PVNBP improved to 1.5% (2007: 1.9%) and is comfortably covered by capital and cash flows from our existing business, which were constant at £263m (2007: £265m). This has contributed to the 25% increase in core EEV capital and cash flow generation to £143m (2007: £114m).

In back book management, the UK immediate annuity reinsurance transaction generated additional EEV capital and cash flows, mainly arising from releases of reserves.

Operating capital and cash generation increased by 74% to £250m (2007: £144m). After allowing for the adverse investment variances in the period, total EEV capital and cash generation fell by 13% to £181m (2007: £207m).

We have proposed an interim dividend of 4.07p per share. This represents growth of 7% and is consistent with the Group's progressive dividend policy.

**IFRS**

IFRS underlying profit before tax strengthened by 58% to £345m during the first half, due primarily to the annuity reinsurance transaction that generated profits of £105m. Adjusting for this and other one off items, normalised underlying profit was 13% higher at £247m (2007: £219m). IFRS profit before tax attributable to equity holders increased by 219% to £201m.

As reported in our Q1 Interim Management Statement we restructured a sub fund of Standard Life Investments (Global Liquidity Funds) plc during the period. The total cost before tax to the Group associated with the restructuring was £66m[5] (£40m after tax and release of provision previously recorded). £27m of the total costs related to the fair value movement on assets brought directly on to the balance sheet and is included in the underlying profit for the period. The remaining costs are associated with the volatility arising on the measurement of the subordinated debt and backing assets, and one off non-operating items and, are therefore excluded from the underlying profit.

**Balance sheet strength**

As at 30 June 2008, Group Embedded Value had decreased by only 3% to £6.0bn (31 December 2007: £6.2bn), representing an embedded value per share of 277p (31 December 2007: 285p), despite the negative impact of falling financial markets.

The Financial Groups Directive (FGD) surplus of £3.5bn as at 30 June 2008 (31 December 2007: £3.6bn) has been insensitive to equity market movements, with a period end solvency cover of 206% (31 December 2007: 166%). This insensitivity of the FGD surplus reflects the unique structure of the Group post Demutualisation as well as the impact of the hedges we have put in place. FGD solvency is insensitive to a further 20% fall in equity markets, with the surplus reducing by less than £0.1bn. A 30% fall in equity markets would result in an FGD surplus of £2.6bn, while a 40% fall would result in a surplus of £1.9bn.

Standard Life's total investment (including third party funds) in the asset backed securities markets across both short-term treasury instruments and long-term fixed interest is approximately £6.3bn or 3.9% (31 December 2007: £7.7bn or 4.6%) of Group assets under administration, predominantly in UK securities. The overall level of asset backed securities has reduced compared to 31 December 2007 as a result of a number of securities reaching maturity. The Group has continued actively to manage its exposure to asset backed securities and the portfolio remains a high quality credit portfolio with no direct exposures to the US mortgage market, minimal exposure to leveraged structures, no current direct exposure to the Monolines and very modest exposure to credit within a Monoline wrapper. Following the fund restructure previously reported, shareholder funds have a total exposure of £119m[6] (31 December 2007: £27m) to assets within a Monoline wrapper or leveraged structures, representing 0.07% (31 December 2007: 0.02%) of Group assets under administration.

**Outlook**

Despite the continuing difficult market conditions, the outlook for our net flows, sales and profitability remains positive.

In the UK we remain confident about the prospects for our pensions business. A significant proportion of the new business we write is driven by the consolidation of existing assets. Whilst this will continue to underpin future activity levels, reduced market values are depressing incoming transfer values to SIPPs and Group schemes. We have a number of enhancements planned for the second half of the year to build upon our market-leading SIPP proposition. In addition, we expect our strong Group pensions business to continue to benefit from opportunities in the defined contribution and bundled product markets, as well as from a general flight to quality. In contrast, the short-term industry outlook for sales of investment products to retail customers in the UK is challenging due to market volatility and the impact of the Capital Gains Tax changes on bonds. Overall in the UK, we remain confident in our ability to outperform the market in the profitable segments in which we operate, generating attractive rates of return on our investments.

Turning to our overseas businesses, we expect to continue the turnaround in our Canadian operations seen in the first half, with growth boosted by further improvements in our product offering, strengthened distribution and an enhanced market profile. In addition, we expect further strong growth in our Asia Pacific joint ventures. The extension of our distribution network, continued recruitment of agents, greater penetration of existing markets and continued product development will drive progress. In contrast, market conditions in Europe continue to be difficult and, in the absence of a restoration of confidence in investment markets, we expect sales growth to be significantly slower than in 2007.

Standard Life Investments is currently confronting a more difficult industry environment than for some time. Nevertheless, its bias towards institutional investors, which account for 78% of third party assets, its strong investment performance track record and proven ability to win mandates, leave us with confidence that it will continue to outperform its peer group.

Overall, we are continuing to work to increase our core return on embedded value in addition to extracting efficiency gains and investing in those areas which offer us attractive opportunities for growth.

**For further information please contact:**

**Institutional Equity Investors:**

| | |
|---|---|
| Gordon Aitken | 0131 245 6799 |
| Duncan Heath | 0131 245 4742 |
| Paul De'Ath | 0131 245 9893 |

**Retail Equity Investors:**

| | |
|---|---|
| Computershare | 0845 113 0045 |

**Media:**

| | |
|---|---|
| Barry Cameron | 0131 245 6165 / 07712 486 463 |
| Neil Bennett (Maitland) | 020 7379 5151 / 07900 000 777 |

**Debt Investors:**

| | |
|---|---|
| Andy Townsend | 0131 245 7260 |

**Newswires and online publications**

A conference call will take place for newswires and online publications from 8.15-9.15am. Participants should dial +44 (0)207 162 0025 and quote Standard Life Media Call. The conference ID number is 801459.

**Investors and Analysts**

A presentation to investors and analysts will take place at 10.00am at UBS Ground Floor Conference Centre, 1 Finsbury Avenue, London. A live webcast of the presentation and the presentation slides will be available on the Group's website. In addition a replay will be available on this website later today.

There will also be a live listen only teleconference to the investor and analyst presentation at 10.00am. Investors should dial +44 (0)1452 556 620. Callers should quote Standard Life Interim Results. The conference ID number is 57095041. A replay facility will be available for two weeks, UK Investors should call 0800 953 1533, and overseas investors should dial +44 1452 55 00 00. The pass code is 57095041#.

**Notes to Editors:**

1. Present value of new business premiums.
2. Certain products are included in both life and pensions and investment flows. Therefore, at a Group level, an elimination adjustment is required to remove any duplication.
3. Excludes development costs directly related to back book management initiatives.
4. Excludes specific costs attributable to back book management.
5. In our Interim Management Statement released on 30 April 2008 we reported that the expected net of tax impact of the Global Liquidity Funds restructuring would be £37m. This represented the after tax effect of £62m restructuring costs less the £10m guarantee already provided for by Standard Life plc as at 31 December 2007. Since 30 April 2008 an additional £4m cost has been recognised representing the fair value movements for the period to 30 June 2008. The total cost of £66m has been recognised by our investment management business during the period.
6.

| At 30 June 2008 | Policyholder £m | Other 3rd Party £m | Shareholder £m |
|---|---|---|---|
| US Sub-Prime RMBS | – | – | – |
| US Alt-A | – | – | – |
| CDO/CSO/CLO[1] | 6 | – | – |
| Wrapped Credit | 213 | 139 | 58 |
| Direct Monoline | – | – | – |
| SIVs[2] | 18 | 37 | 61 |
| **Total** | **237** | **176** | **119** |

1 Total direct exposure to collateralised debt obligations (CDOs) comprises a £6m exposure to collateralised synthetic obligations (CSOs). Entire exposure to AAA rated CSO underlying collateral investment grade corporate exposure.

2 Includes Whistlejacket exposure of £11m held in Medium Term Notes (MTN) and senior notes. Other SIV exposure is either bank sponsored or Sigma (Gordian Knot).

*Page intentionally left blank*

# 1 Business review

**Forward-looking statements**

This document may contain 'forward-looking statements' about certain of the Group's current plans, goals and expectations relating to future financial conditions, performance, results, strategy and objectives. Statements containing the words: 'believes', 'intends', 'expects', 'plans', 'seeks' and 'anticipates' and any other words of similar meaning are forward-looking. All forward-looking statements involve risk and uncertainty because they relate to future events and circumstances beyond the Group's control. As a result, the Group's actual financial condition, performance and results may differ materially from the plans, goals and expectations set out in the forward-looking statements. Standard Life will not undertake any obligation to update any of the forward-looking statements in this document or any other forward-looking statements that it may make.

**Key differences between the EEV and IFRS bases**

| EEV | IFRS |
|---|---|
| For new business, all profits expected to arise on the contract are recognised at the point of sale. Future profits are discounted to a present value using an appropriate discount rate over the lifetime of the contract. | For new business, profits expected to arise on the contract in future years are not recognised. Not all acquisition costs are deferred and therefore the IFRS results recognise the initial cost or strain associated with writing long-term business. |
| Profit on in-force business is recognised with the unwind of the risk discount rate as future cash flows move one year nearer to realisation. Adjustments are also made to profit in order to reflect variances from assumptions and current best estimate assumptions. | Profit on in-force business is the statutory surplus for the year adjusted for the amortisation of deferred acquisition costs. |

## 1.1 Group overview

### Generating sustainable, high quality returns for our shareholders

We have had a successful first half in 2008, despite the difficult conditions in world financial markets, and this is reflected in the present value of new business premiums (PVNBP) sales which have increased by 5% to £9,064m (H1 2007: £8,573m). Worldwide life and pensions net flows for the first half of 2008 were £1,964m – representing growth of 15% (H1 2007: £1,714m). Despite this, total Group assets under administration reduced from £168.8bn to £163.4bn as a result of downward pressure on financial markets in the period. EEV operating profit before tax increased by 51% to £534m (H1 2007: £353m) delivering a return on embedded value (RoEV) of 11.0% (H1 2007: 9.1%). Our IFRS underlying profit increased by 58% to £345m compared to the H1 2007 profit of £219m. IFRS profit after tax improved by 37% to £158m (H1 2007: £115m). To reflect this good performance, we are recommending payment of an interim dividend of 4.07p per share, for the period to 30 June 2008. This represents growth of 7%, consistent with the Group's progressive dividend policy.

### Delivering capital efficiency and generating cash

We have continued our focus on selling 'capital lite' products, generating profitable new business without committing high levels of capital. This strategy aims to deliver high returns on investment to support business growth. Our internal rate of return (IRR) increased by 3% points to 18% (H1 2007: 15%). At the same time the payback period for new business has improved from 10 years to 7 years demonstrating that not only are we delivering high returns for a low capital investment, we are recovering the capital more quickly. Selling 'capital lite' new business is central to the Group being a cash generative business. We have reduced new business strain by 14% to £131m (H1 2007: £153m) while growing sales volumes by 5%. New business strain as a proportion of PVNBP has improved to 1.5% (H1 2007: 1.9%) and was comfortably covered by capital and cash flows from our existing business, which fell slightly to £263m (H1 2007: £265m).

During the period we reinsured £6.7bn of pre demutualisation UK immediate annuity liabilities to Canada Life International Re, a wholly-owned subsidiary of Great-West Lifeco. As a result we have reduced the exposure of our shareholders to longevity risk and contributed £119m towards EEV operating profit before tax.

Operating capital and cash generation increased by 74% to £250m (H1 2007: £144m). However adverse market conditions led to a 13% decrease in total EEV capital and cash flow generation after tax to £181m (H1 2007: £207m). Adverse market conditions also impacted our regulatory capital resources which decreased from £9.2bn at 31 December 2007 to £6.7bn, although decreasing capital requirements resulted in an increase to solvency cover to approximately 206% (31 Dec 2007: 166%) of capital resource requirements. The residual estate of the Heritage With Profits Fund (HWPF) at 30 June 2008 was approximately £1.2bn compared with £1.5bn at 31 December 2007. The reduction in the residual estate is primarily due to attributing corporate bond assets to policyholder asset shares instead of backing annuity liabilities. This reduces the potential volatility of the residual estate while leaving the overall assets of the HWPF broadly unchanged.

### Leveraging our investment management expertise and performance

We have utilised the expertise within our investment management business, Standard Life Investments, generating an IFRS normalised underlying profit before tax of £52m (H1 2007: £42m). Worldwide investment net third party inflows of £2,658m compared to £7,944m for FY 2007 reflects the industry wide slowdown. Third party funds under management (FUM) remained broadly flat at £47.5bn (31 Dec 2007: £47.7bn) with the impact of net new sales in the past 6 months largely offset by adverse market movements. Our money weighted average investment performance was well above median for all time periods from 3 years to 10 years and highlights the solid underlying performance of the business.

### Drive for operational excellence

We remain focused on achieving operational excellence and efficiency at a time of economic uncertainty. At the end of 2007 we achieved cost savings in line with our targets for operational efficiency. During the first half of 2008 we continued with the group wide and global approach to the sourcing for key processes and product development. An example of this is the development of a global IT change plan for the Group which is designed to identify opportunities for synergies and the faster implementation of change. We remain on track to deliver further cost savings as part of our Continuous Improvement Programme (CIP).

## 1.1 Group overview *continued*

### General industry matters and outlook

Our results are affected by general industry factors such as economic and market conditions, changes in demographics, government legislation and regulatory changes, and competition. These factors could result in various risks and uncertainties, which could impact the Group's future development or performance. The Group is required under DTR 4.2.7 of the Disclosure and Transparency rules to provide a description of the principal risks and uncertainties for the remaining six months of the financial year. The principal risks facing the Group are discussed in Section 1.6 Risk management. Below is a summary of some of the key uncertainties that may affect the Group.

**Economic and market conditions**

Changes in equity and bond markets affect the level of funds we have under administration and ultimately the income we generate as an asset managing business. Since 2007, the financial sector has in particular been impacted by more volatile equity markets and difficult borrowing conditions. The Group continues to have robust controls in place to ensure that it has access to sufficient liquidity to meet operating requirements during the current market uncertainty. These controls are summarised in Section 1.6 Risk management and detailed in Note 37 Risk management of the 2007 *Annual Report and Accounts.*

**Changes in demographics**

The demographics of the market are defined by an ageing population and shrinking state and employer pension provisions. In addition, the population of individuals born in the post war period of the 1950's and 1960's now have a higher net worth and more assets to invest than the previous generation. Our vision is to help customers around the world feel confident about their future wealth and wellbeing. Our expertise in the provision of long-term savings and investments products puts us in a good position to develop valuable long-term relationships with our customers.

Technological developments have encouraged savers to develop a greater interest in flexibility and control over their assets. At the same time, advisers want to take costs out of their business. We have responded to such changes through the development of automated and efficient processes as demonstrated by our Self invested personal pension (SIPP) and Wrap platforms. We have also further invested in the development of the variable annuity proposition.

Our annuity pricing and reserves, like those in the rest of the life assurance industry, are affected by improving mortality rates. These changes are monitored as part of the Group's risk framework, which is discussed in the risk management section of the business review in the 2007 *Annual Report and Accounts.*

**Government legislation and regulatory changes**

Government policy impacts the environment in which we do business. The Financial Services Authority's (FSA) initial consultation period in respect of its retail distribution review, ended on 31 December 2007. A full feedback statement from the FSA is expected in October. However areas likely to be impacted include the simplification and consolidation of distribution within the industry. The ultimate objective of this review is to encourage higher levels of savings and to ensure the needs of more consumers are met. We have participated in this exercise, along with others from the investment industry and customer representatives.

There are currently a significant number of employees in the UK with insufficient private pension provision. The government has announced plans that from 2012 employees will be automatically enrolled into a national savings scheme known as the Personal Account. As the effects of this announcement are still uncertain we will continue to monitor developments and participate in discussions so that we are able to maximise on any opportunities that may arise.

We believe that our business is in a strong position to respond to such changes and that regulatory changes of this nature have the potential to add momentum to our strategy.

As well as being impacted by the current economic volatility, the market for investment products and in particular bonds is also likely to be further impacted by the changes to UK Capital Gains Tax (CGT). At the year end 2007 we reported that our EEV result included an allowance for higher claims on unit linked bonds sold through our UK life and pensions business.

Although we expect sales of bonds to be impacted by the CGT changes, claim levels within the first half of 2008 are consistent with the short-term lapse provision for unit linked bonds set up at the year end. In line with normal industry practice, we will review our lapse assumptions as part of our year end review of all operating assumptions.

## 1.1 Group overview *continued*

### General industry matters and outlook *continued*

**Government legislation and regulatory changes** *continued*

The European Commission, with its member states, is currently conducting a review of the regulatory capital regime of the insurance industry, known as Solvency II. The objective of this review is to establish a solvency system that better reflects the risks of the insurers and enable supervisors to protect policyholders' interests more effectively and in accordance with consistent principles across the European Union. The review also looks to enhance the current disclosures of insurers.

Implementation of the new regime is not due until after 2009 when the review is expected to be completed. Prior to this we are participating in the quantitative impact studies undertaken as part of the review. This forms part of our preparation for the changes, as involvement in the studies has the potential to allow insurers to influence the development of the regime and gain an early indication of development work and change in the solvency position.

**Competition**

The markets in which we operate are highly competitive and our competitors include other insurance companies, mutual fund companies, investment management firms and commercial banks, as well as other financial institutions and niche providers. Our ability to achieve our strategic objectives can be affected by the actions of our competitors, but we believe that our commitment to building valuable customer relationships by helping customers grow and protect their assets places us in a strong position. This is demonstrated by our award winning customer service, diversified product offering and development pipeline.

**Outlook**

Despite the continuing difficult market conditions, the outlook for our net flows, sales and profitability remains positive.

In the UK we remain confident about the prospects for our pensions business. A significant proportion of the new business we write is driven by the consolidation of existing assets. Whilst this will continue to underpin future activity levels, reduced market values are depressing incoming transfer values to SIPPs and Group schemes. We have a number of enhancements planned for the second half of the year to build upon our market-leading SIPP proposition. In addition, we expect our strong Group pensions business to continue to benefit from opportunities in the defined contribution and bundled product markets, as well as from a general flight to quality. In contrast, the short-term industry outlook for sales of investment products to retail customers in the UK is challenging due to market volatility and the impact of the CGT changes on bonds. Overall in the UK, we remain confident in our ability to outperform the market in the profitable segments in which we operate, generating attractive rates of return on our investments.

Turning to our overseas businesses, we expect to continue the turnaround in our Canadian operations seen in the first half, with growth boosted by further improvements in our product offering, strengthened distribution and an enhanced market profile. In addition, we expect further strong growth in our Asia Pacific joint ventures. The extension of our distribution network, continued recruitment of agents, greater penetration of existing markets and continued product development will drive progress. In contrast, market conditions in Europe continue to be difficult and, in the absence of a restoration of confidence in investment markets, we expect sales growth to be significantly slower than in 2007.

Standard Life Investments is currently confronting a more difficult industry environment than for some time. Nevertheless, its bias towards institutional investors, which account for 78% of third party assets, its strong investment performance track record and proven ability to win mandates, leave us with confidence that it will continue to outperform its peer group.

Overall, we are continuing to work to increase our core return on embedded value in addition to extracting efficiency gains and investing in those areas which offer us attractive opportunities for growth.

## 1.2 New business sales and profitability

### Key performance indicators

| | H1 2008 | H1 2007 | Movement |
|---|---|---|---|
| Net flows[1] | **£1,964m** | £1,714m | 15% |
| New business PVNBP[1,2] | **£9,064m** | £8,573m | 5% |
| New business APE[1,2] | **£1,165m** | £1,049m | 10% |
| Investment – third party net new business | **£2,658m** | £5,642m | (53%) |
| New business contribution | **£157m** | £151m | 4% |
| Internal rate of return | **18%** | 15% | 3% points |
| Discounted payback period | **7 years** | 10 years | 3 years |

[1] The H1 2007 figures have been restated to reflect the inclusion of mutual funds. The H1 2007 impact is: PVNBP of £392m, APE of £40m and net flows of £287m.

[2] The percentage change figures include percentage change figures for India which are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Company Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2007.

Please refer to the Basis of preparation in Section 1.8 and the Glossary in Section 7. Please also refer to Section 6 Supplementary information for a detailed analysis of new business results and net flows.

### Net flows

Group assets under administration as at 30 June 2008 were £163.4bn compared to £168.8bn at 31 December 2007. The reduction is mainly due to a fall in asset values following adverse market movements during the period. Despite the instability in financial markets, total life and pensions net inflows increased by 15% to £1,964m and third party investment management net new business amounted to £2,658m.

### New business sales

The Group's new business performance has delivered a 5% increase in life and pensions PVNBP sales to £9,064m.

The new business results of our UK financial services business reflects solid performance against a backdrop of economic uncertainty and volatile markets and a strong comparative period.

UK life and pensions sales at £7,151m were resilient in the face of continued economic uncertainty. Group pensions sales (including Retail trustee investment plans) increased by 17% due to our leading proposition with strong incremental business driven by very large scheme wins. Savings and investment sales increased by 19% primarily due to continued strong sales of Offshore bonds, which more than tripled compared to H1 2007, and a 33% increase in mutual funds sales reflecting an increasing customer base on the Wrap platform, against a backdrop of volatile market conditions increasing customer demand for cash linked investments.

**Worldwide Group PVNBP sales £9,064m (H1 2007: £8,573m, H1 2006: £6,422m)**


UK
£7,151m
£7,197m
£4,802m
Canada
£1,201m
£738m
£1,212m
Europe
£419m
£513m
£340m
Asia Pacific
£293m
£125m
£68m
H1 2008
H1 2007
H1 2006

Gross lending in our banking business reduced to £728m (H1 2007: £1,571m). This was driven by a number of strategic measures to manage liquidity and is in line with many of our competitors. Our healthcare sales rose by 27% to £14m (H1 2007: £11m). Despite an increasingly competitive market place, healthcare Group sales increased by over 50% whilst Small and Medium Enterprise (SME) sales were helped by increased sales of a new product, which was first launched during the second half of 2007.

PVNBP sales in Canada increased by 45% in constant currency to £1,201m (H1 2007: £738m) and reflect the continued successful repositioning of the business. Sales of Group savings and retirement products increased by 102% in constant currency and were driven by a number of mid-size mandates and a large case in the second quarter of the period. A 39% constant currency growth in Group insurance sales reflected our continued success in the disability insurance segment.

## 1.2 New business sales and profitability *continued*

### New business sales *continued*

In Europe, PVNBP sales decreased by 28% in constant currency to £419m (H1 2007: £513m). Our business in Ireland continues to be affected by the volatile Irish equity and property markets. The decrease also reflects the changes in German insurance contract law which have affected our new business volumes.

**Investment management third party sales**



Gross
£4,966m
£7,219m
£4,813m
Net
£2,658m
£5,642m
£3,539m
H1 2008
H1 2007
H1 2006


Operations in Asia continued to experience strong growth with PVNBP increasing by 46%[2] in constant currency as branch expansion and agency recruitment continued in our joint ventures in China and India. We expect further growth in Asia Pacific to be driven by new product launches, wider distribution and market expansion.

Against a backdrop of economic volatility investment management sales of third party gross new business decreased by 31% and net new business by 53%. Third party funds under management (FUM) increased by 3% to £47.5bn. Excluding the impact of the reinsurance of UK immediate annuities which resulted in £6.7bn of funds outflow, total FUM decreased by 4% during the first half of 2008 compared with a fall of 13% in the FTSE All Share index.

### New business profitability

| | NBC £m | | PVNBP margin % | | IRR % | | Discounted payback (years) | |
|---|---|---|---|---|---|---|---|---|
| | **H1 2008** | H1 2007 | **H1 2008** | H1 2007 | **H1 2008** | H1 2007 | **H1 2008** | H1 2007 |
| UK* | **138** | 133 | **1.9** | 1.9 | **20** | 15 | **7** | 10 |
| Canada* | **18** | 14 | **1.5** | 2.3 | **21** | 30 | **7** | 5 |
| Europe | **1** | 4 | **0.2** | 0.8 | **8** | 8 | **30** | 21 |
| **Total** | **157** | 151 | **1.7** | 1.8 | **18** | 15 | **7** | 10 |

* H1 2007 NBC, PVNBP margin, IRR and discounted payback do not include any contribution for mutual funds.

New business contribution (NBC) has increased by 4% to £157m. The total internal rate of return (IRR) for the Group was 18% (H1 2007: 15%) and the discounted payback period improved from 10 years to 7 years. This demonstrates our commitment to selling 'capital lite' products and therefore delivering both higher capital returns and a faster recovery of capital for future investment opportunities.

In the UK, NBC increased by 4% to £138m (H1 2007: £133m). With relatively stable sales volumes this was primarily due to an improvement in margins. The UK internal rate of return (IRR) increased from 15% in H1 2007 to 20% for the full product range and reflects increasing capital efficiency. The shortening of the payback period and therefore faster recovery of capital also reflects this improving trend.

In Canada, NBC increased by 15% in constant currency to £18m. This was mainly due to the increase in sales volumes, which included a large case won at lower margins required in the current market. As a result overall margins have decreased. Expenditure incurred as part of our strategy of re-starting growth in Canada has also impacted both IRR and payback period.

In Europe, NBC for the first half of 2008 reflects lower sales which have resulted from the particularly difficult market in Ireland and recent contractual law changes in Germany, and also the largely fixed cost base in the German business.

Further analysis of the individual segment results can be found in Section 1.7 Business segment performance.

## 1.3 EEV – Group

### Key performance indicators

| | H1 2008 | H1 2007 | Movement |
|---|---|---|---|
| EEV operating profit before tax | **£534m** | £353m | 51% |
| Return on embedded value | **11.0%** | 9.1% | 1.9% points |
| Diluted EEV operating EPS | **17.3p** | 11.2p | 6.1p |
| EEV profit before tax | **£15m** | £461m | (97%) |
| EEV[1] | **£6,041m** | £6,211m | (3%) |

[1] Comparative as at 31 December 2007.

Please refer to the Basis of preparation in Section 1.8 and the Glossary in Section 7.

Against volatile market conditions EEV operating profit before tax increased by 51% to £534m (H1 2007: £353m). Total profit before tax fell 97% to £15m (H1 2007: £461m) as a result of the reduction in non-operating profits which are mainly market driven and occur as a result of adverse short-term investment performance being different from the long-term return anticipated in the opening EEV. Further details on operating profit and non-operating profit are given below.

### EEV operating profit

Operating profit before tax increased by £181m to £534m (H1 2007: £353m). When analysing our EEV results, we allocate our profits into three components that reflect the focus of our business effort – core, efficiency and back book management.

Further details on the movements in operating profit by source are provided below along with a segmental analysis on page 20.

The core element of our operating profit increased by 7% to £393m (H1 2007: £367m). The improvement reflected increases in new business contribution (NBC) of £6m, expected return on in-force business increase of £24m (excluding Asia Pacific) and a £9m increase in the profits generated from the investment management and healthcare businesses. Offsetting these, were decreases of £2m in our banking business, £10m of additional losses (on an IFRS basis) of our Asia Pacific business, reflecting increasing operational activity in India and £7m of additional 'core' development expenses. Profits from other non-covered business have increased by £6m largely due to the transfer of certain mutual funds to covered business.

**EEV operating profit before tax £534m (H1 2007: £353m)**



Core
£393m
£367m
Efficiency
(£3m)
(£1m)
Back book management
£144m
(£13m)
H1 2008
H1 2007


**EEV operating profit before tax – core £393m (H1 2007: £367m)**



H1 2008 Core
H1 2007 Core
£157m
£203m
£33m
£151m
£196m
£20m
NBC
Expected return and development costs
Non life


The growth in NBC is covered in detail in Section 1.2 New business sales and profitability while the increase in non-covered business is analysed in the segmental analysis of EEV operating profit.

Management of the back book focuses on reducing risks and enhancing the value of expected shareholder profits as well as capturing the impact of changes in insurance experience and assumptions. The two major insurance risks to which shareholders are exposed are lapses and mortality. In line with industry practice we will review our lapse assumptions as part of our year end review of all operating assumptions. There were no lapse variances recorded for UK in H1 2008 as these were offset against our short-term lapse provision. Positive lapse variances of £2m were recorded in Ireland where lapses fell below the long-term assumption set at the end of 2007. Lapse variances in H1 2007 totalled negative £28m (UK £25m, Ireland £3m).

On 14 February 2008 we announced the reinsurance of £6.7bn of pre demutualisation UK immediate annuity liabilities which represents a significant step in reducing the shareholders' exposure to annuitant mortality risk. This has increased EEV operating profit before tax by £119m mainly due to the impact of lower risk discount rates arising from the reduction in longevity risk.

## 1.3 EEV – Group *continued*

### Operating profit after tax

Operating profit after tax increased by 54% to £377m (H1 2007: £245m). The attributable tax rate was 29% in 2008 (H1 2007: 31%).

### Return on embedded value (RoEV)

RoEV was 11.0% in H1 2008 compared to 9.1% in H1 2007. The reinsurance of UK immediate annuities contributed 1.4% of the total increase in RoEV.

**Return on embedded value 11.0% (H1 2007: 9.1%)**



Core
9.2%
9.5%
Efficiency
(0.1%)
0.0%
Back book management
1.9%
(0.4%)
H1 2008
H1 2007


### Diluted EEV operating earnings per share (EPS)

The diluted EEV operating EPS grew from 11.2p in H1 2007 to 17.3p in H1 2008. The basic EEV operating EPS also increased from 11.6p in H1 2007 to 17.3p in H1 2008. These increases were largely driven by the 54% improvement in operating profit after tax compared to H1 2007. EPS is based on operating profit after tax and on 2,175m shares for basic EPS (H1 2007: 2,106m) and 2,175m shares for diluted EPS (H1 2007: 2,179m).

**Return on embedded value – core 9.2% (H1 2007: 9.5%)**



H1 2008 Core
H1 2007 Core
3.7%
4.8%
0.7%
4.0%
5.2%
0.3%
NBC
Expected return and development costs
Non life


### EEV non-operating loss

The non-operating loss before tax totalled £519m (H1 2007: profit £108m), a decrease of £627m. Our life and pensions businesses produced a non-operating loss of £492m (H1 2007: profit £83m). This included long-term investment variances of negative £516m (H1 2007: positive £31m), economic assumption changes of positive £40m (H1 2007: positive £52m) and restructuring expenses in relation to the Continuous Improvement Programme (CIP) of £16m (H1 2007: £nil). Other restructuring expenses include £24m for the restructuring of a sub-fund of Standard Life Investments (Global Liquidity Funds) plc and £4m restructuring costs for non-life companies, which includes £3m for the CIP.

Volatility arising on different asset and liability valuation bases reflects the economic hedge gain in our banking business of £43m (H1 2007: gain £28m) offset by £15m in relation to losses on the Global Liquidity Funds.

In addition there was a loss of £27m consisting of the fair value movements on assets brought directly on to the balance sheet following the restructuring of the Global Liquidity Funds.

### Non-operating loss after tax

The non-operating loss after tax was £370m (H1 2007: profit £76m). The attributed tax rate in 2008 was 29% compared to 30% in H1 2007.

### Profit after tax

Profit after tax fell from £321m in H1 2007 to £7m in H1 2008.

## 1.3 EEV – Group *continued*

### Reconciliation of EEV

| 6 months to 30 June 2008 | Free surplus £m | Required capital £m | Net worth £m | PVIF net of cost of capital £m | Group EEV £m |
|---|---|---|---|---|---|
| **Opening** | **2,204** | **680** | **2,884** | **3,327** | **6,211** |
| Operating capital and cash generation | 208 | 42 | **250** | - | **250** |
| Non-operating capital and cash generation | (72) | 3 | **(69)** | - | **(69)** |
| PVIF income statement | - | - | - | (174) | **(174)** |
| **Profit after tax** | **136** | **45** | **181** | **(174)** | **7** |
| Dividends | (168) | - | **(168)** | - | **(168)** |
| Other non-trading movements | (4) | (16) | **(20)** | 11 | **(9)** |
| **Closing** | **2,168** | **709** | **2,877** | **3,164** | **6,041** |

### Group embedded value

Overall our Group embedded value decreased by £170m or 3% in H1 2008. Before taking into account dividends paid to shareholders and other non-trading movements, Group embedded value increased by £7m, of which positive £250m was from operating capital and cash generation and negative £69m was from non-operating capital and cash generation. Our capital and cash generation from the core elements of £143m represents a £29m increase from H1 2007. Back book management was the main contributor to our capital and cash generation with a return of £110m, largely arising from the impact of the reinsurance of UK immediate annuities, and was £79m higher than H1 2007. These positives were partially offset by efficiency capital and cash which made a negative contribution of £3m and non-operating items which had a negative impact of £69m (H1 2007: positive £63m).

This is discussed in more detail in Section 1.5 Capital and cash generation.

The net worth of our Group has decreased marginally from £2,884m to £2,877m and the present value of the in-force business (PVIF) has decreased from £3,327m to £3,164m, largely due to the impact of adverse market movements, giving an overall decline in Group EEV of 3% from £6,211m to £6,041m.

### Segmental analysis of EEV operating profit before tax

The following table provides an analysis of the EEV operating profit before tax for the half year ended 30 June 2008 and also comparative results for H1 2007.

| | **H1 2008 £m** | H1 2007 £m |
|---|---|---|
| **Covered business** | | |
| UK | **403** | 252 |
| Canada | **79** | 75 |
| Europe | **26** | 14 |
| Other – covered | **(16)** | (6) |
| HWPF TVOG[1] | **8** | (2) |
| **Covered business operating profit** | **500** | 333 |
| Investment management[2,3] | **31** | 28 |
| Banking | **12** | 14 |
| Healthcare[3] | **8** | 2 |
| Group Corporate Centre costs | **(25)** | (26) |
| Other – non-covered | **8** | 2 |
| **Operating profit before tax** | **534** | 353 |

[1] Heritage With Profits Fund time value of options and guarantees.
[2] Excluding the profits made on life and pensions business.
[3] The investment management result for both periods includes the profits of other general insurance operations managed by our investment management business. In the H1 2007 *Interim results* all general insurance was included in healthcare and general insurance.

## 1.3 EEV – Group *continued*

### Segmental analysis of EEV operating profit before tax *continued*

Operating profit before tax increased by 51% to £534m (H1 2007: £353m). Our covered business accounts for £167m of this increase, of which £119m arose from the reinsurance of £6.7bn of UK immediate annuities. The £119m comprises of £96m for UK, £12m for Europe and £11m for HWPF TVOG.

UK covered business operating profit rose by £151m to £403m (excluding HWPF TVOG). The core elements produced operating profit of £286m compared to £283m in H1 2007. Back book management operating gains were £117m compared to losses of £33m in H1 2007. The back book management gains in 2008 were mainly attributable to the £96m from reinsurance of £6.7bn of UK immediate annuities. Further comments on the components of UK operating profit are provided in Section 1.7 Business segment performance.

Operating profit in Canada increased by £4m to £79m in H1 2008. The core elements accounted for £75m compared to £56m in H1 2007, an increase of 34%. This increase was driven by a £4m increase in NBC, a £16m increase in expected return and development spend of £1m in H1 2008. Efficiency losses were £3m compared to £2m in H1 2007. Back book management operating profit was £7m compared to £21m in H1 2007. Favourable tax variances accounted for most of the back book management profits in both years.

In Europe, operating profit increased by £12m to £26m (H1 2007: £14m). The main element of the increase was the £12m benefit from the reinsurance of UK immediate annuities as the allowances for risks are shared between UK and Europe in our EEV methodology reflecting the way that the combined risks are managed. This has contributed to total back book management profits of £11m (H1 2007: profit £1m). Core profit increased from £14m in H1 2007 to £15m, with a £3m increased profit from the expected return and a £1m increase from lower development costs being partly offset by a £3m reduction in NBC.

Losses in relation to 'Other' covered business were in respect of the rapid expansion of the Asia Pacific business.

HWPF TVOG produced a £10m increase in back book operating profits to £8m. The main source of this was the £11m benefit arising from the impact of the reinsurance of UK immediate annuities.

The operating profit from our non-life and pensions entities was £34m (H1 2007: £20m). This includes a £3m increase in investment management profits to £31m, a reduction of £2m in banking profits to £12m and a £6m increase in healthcare profits to £8m. Further comments on the operating profits of each of the businesses noted above are provided in Section 1.7 Business segment performance.

## 1.4 IFRS – Group

**Key performance indicators**

| | H1 2008 | H1 2007 | Movement |
|---|---|---|---|
| IFRS underlying profit before tax | **£345m** | £219m | 58% |
| IFRS profit after tax | **£158m** | £115m | 37% |
| Diluted IFRS underlying EPS[1] | **13.8p** | 9.7p | 42% |
| Dividend cover[2] | **3.4 times** | 2.6 times | 31% |

[1] Diluted IFRS underlying EPS is based on IFRS underlying profit after tax.
[2] Dividend cover is calculated as IFRS underlying profit after tax and minority interest for the period divided by the dividend proposed in respect of this period.

Please refer to the Basis of preparation in Section 1.8 and the Glossary in Section 7.

### IFRS profit after tax

Profit after tax increased by 37% to £158m in H1 2008 (H1 2007: £115m). This increase included a 42% increase in underlying profit after tax from £211m to £300m. The increase in the underlying profit before tax is explained in more detail below.

### IFRS underlying profit before tax

Our IFRS statutory income statement which shows IFRS profit after tax and the reconciliation to underlying profit are shown in Section 4. We believe that the IFRS profit before tax adjusted for non-operating items provides a more meaningful analysis of the underlying business performance. IFRS underlying profit before tax increased by 58% from £219m to £345m.

### Movement in IFRS underlying profit

Underlying profit in H1 2008 included certain items which are one off in nature. The most significant is a £105m release of reserves following the reinsurance of £6.7bn of UK immediate annuities as announced in February 2008.

As reported in our Q1 *Interim Management Statement* we restructured a sub-fund of Standard Life Investments (Global Liquidity Funds) plc during the period. The total cost to the Group associated with the restructuring was £66m[3]. £27m of the total costs related to the fair value movement on assets brought directly on to the balance sheet and is included in the underlying profit for the period. The remaining costs are associated with the volatility arising on the measurement of the subordinated debt and backing assets and one off non-operating items and therefore, are excluded from the underlying profit.

The underlying result also included a £20m reserving change to deferred annuities in the UK arising from a review of data. There were no significant one off items during H1 2007.

**Movement in IFRS underlying profit £345m (H1 2007: £219m)**



Normalised H1 2007 underlying profit
219
Increased management charges
36
New business development
(10)
Increased IAS19 pension costs
(10)
Other
12
Normalised H1 2008 underlying profit
247
Restructure of global liquidity funds
(27)
Reserving change on annuity reinsurance
105
Reserving change on deferred annuities
20
H1 2008 underlying profit
345


Excluding the one off transactions noted above, the normalised underlying profit increased by 13% from £219m to £247m. This was predominantly due to increased management fee income of £36m which was partially offset by £10m of new business development and a £10m increase in accounting costs for the Group's UK pension scheme.

### Diluted IFRS underlying earnings per share (EPS)

Diluted IFRS underlying EPS after tax increased by 42% to 13.8p.

[3] In our *Interim Management Statement* released on 30 April 2008 we reported that the expected net of tax impact of the Global Liquidity Funds restructuring would be £37m. This represented the after tax effect of £62m restructuring costs less the £10m guarantee already provided for by Standard Life plc as at 31 December 2007. Since 30 April 2008 an additional £4m cost has been recognised representing further fair value movements for the period to 30 June 2008. The total cost of £66m has been recognised by our investment management business during the period.

## 1.4 IFRS – Group *continued*

### Segmental analysis of IFRS underlying profit

This table sets out the IFRS underlying profit attributable to equity holders for H1 2008 and also comparative results for H1 2007.

| | H1 2008 £m | H1 2007 £m |
|---|---|---|
| **Underlying profit before tax attributable to equity holders of Standard Life plc** | | |
| Life and pensions: | | |
| UK | **221** | 91 |
| Canada | **66** | 64 |
| Europe | **24** | 19 |
| Other | **(16)** | (6) |
| **Total life and pensions** | **295** | 168 |
| Investment management[1,2] | **25** | 42 |
| Banking | **12** | 14 |
| Healthcare[1] | **8** | 2 |
| Group Corporate Centre costs | **(25)** | (26) |
| Other | **30** | 19 |
| **Underlying profit before tax attributable to equity holders of Standard Life plc and adjusted items** | **345** | 219 |
| (Loss)/profit attributable to minority interest | **(3)** | 58 |
| **Underlying profit before tax attributable to equity holders and adjusted items** | **342** | 277 |
| Adjustments for the following items: | | |
| Volatility arising on different asset and liability valuation bases[3] | **(97)** | (211) |
| Restructuring and corporate transaction expenses[4] | **(44)** | (3) |
| **Profit before tax attributable to equity holders** | **201** | 63 |
| Tax (expense)/credit attributable to: | | |
| Underlying profit | **(45)** | (8) |
| Adjusted items | **2** | 60 |
| Total tax (expense)/credit attributable to equity holder profits | **(43)** | 52 |
| **Profit for the period** | **158** | 115 |
| Basic underlying EPS[5] | **13.8p** | 10.0p |
| Diluted underlying EPS[6] | **13.8p** | 9.7p |

1 The investment management result for both periods includes the profits of other general insurance operations managed by our investment management business. In the H1 2007 *Interim results* all general insurance was included in healthcare and general insurance.
2 The underlying result for investment management includes £27m related to the negative fair value movement on assets brought directly on to the balance sheet following the restructure of the Global Liquidity Funds. This amount has been excluded from the investment management IFRS normalised underlying profit of £52m as presented in Section 1.7 Business segment performance.
3 Underlying profit has been adjusted by £(97m) (H1 2007: £(211m)) in respect of volatility that arises from different IFRS measurement bases for liabilities and backing assets of £(140m) (H1 2007: £(239m)) and other adjustments of £43m (H1 2007: £28m) in relation to volatility arising from derivatives that are part of economic hedges but do not qualify as hedge relationships under IFRS.
4 The adjustment for restructuring and corporate transaction expenses includes £24m in relation to the restructuring of the Global Liquidity Funds in H1 2008.
5 Basic EPS is based on 2,175m shares (H1 2007: 2,106m shares) and underlying profit after tax attributable to equity holders of Standard Life plc of £300m (H1 2007: £211m).
6 Diluted EPS is based on 2,175m shares (H1 2007: 2,179m shares).

### Total life and pensions

Total life and pensions underlying profit before tax increased by 76% to £295m. UK life and pensions underlying profit before tax increased by 143% to £221m (H1 2007: £91m). This increase was primarily driven by the one off adjustment relating to the reinsurance of UK immediate annuities. In Canada underlying profit increased by 3% to £66m, with favourable fee income and exchange rate movements being partially offset by increased expenditure relating to a visibility campaign and investment in the growth of the business. Europe underlying profit increased by 26% to £24m mainly due to performance of the German business driven by positive reserve movements. The life and pensions result also included a £16m underlying loss for the Asia Pacific business as we continue to invest in its development.

## 1.4 IFRS – Group *continued*

### Non-life business

Profits from our non-life businesses fell by 22% to £45m (H1 2007: £58m). The decrease was primarily due to the £27m fair value adjustment related to the restructuring of the Global Liquidity Funds, which impacted the result of the investment management business. Excluding this impact, the normalised IFRS underlying result for investment management increased by 24% due to solid revenue growth despite difficult volatile market conditions, and a tight control of costs. The small decrease in our banking result reflects the ongoing liquidity conditions in the UK. Profitability in our healthcare business increased due to a growth in new business and improved claims experience.

### Group Corporate Centre costs and other

GCC costs reduced by £1m to £25m (H1 2007: £26m).

'Other' increased by £11m to £30m compared to £19m in H1 2007 and the movement primarily reflects the reversal of a £10m provision recognised in respect of the guarantee provided by Standard Life plc at the year end. The release of this provision arose from the restructuring of the Global Liquidity Funds.

Please see Section 1.7 Business segment performance for further detail on the IFRS underlying result for our business units.

## 1.5 Capital and cash generation

### Key performance indicators

| | H1 2008 | FY 2007 | Movement |
|---|---|---|---|
| Group EEV operating profit capital and cash generation[1,2] | **£250m** | £144m | 74% |
| Group capital surplus[3] | **£3.5bn** | £3.6bn | (3%) |
| Group solvency cover[3] | **206%** | 166% | 40% points |
| Realistic working capital: Heritage With Profits Fund | **£1.2bn** | £1.5bn | (20%) |
| EEV | **£6,041m** | £6,211m | (3%) |
| IFRS equity attributable to equity holders of Standard Life plc | **£3,256m** | £3,282m | (1%) |

[1] Net of tax.
[2] Comparatives shown as at 30 June 2007.
[3] Based on estimated regulatory position.

Please refer to the Basis of preparation in Section 1.8 and the Glossary in Section 7.

### Group capital and cash generation

The Group's IFRS cash flow statement included in the financial statements in Section 4, shows that our net cash inflows from operating activities were £308m (H1 2007: £153m). However, this statement combines cash flows relating to both policyholders and equity holders whereas the practical management of cash within the Group maintains a distinction between the two, as well as taking into account regulatory and other restrictions on availability and transferability of capital. Within the Group we therefore analyse cash flow on a number of additional bases, and we take the view that an analysis of the movement in the EEV shareholders' net worth is more representative of underlying shareholder capital and cash flow than the IFRS cash flow statement. Furthermore, under existing EEV principles we are required to identify required capital for all covered business. Increases/(decreases) in required capital will not reduce the shareholders' net worth as no external cash flows are made but will act to decrease/(increase) the free surplus.

| | H1 2008 | | | H1 2007 | | |
|---|---|---|---|---|---|---|
| | **Free surplus movement £m** | **Required capital movement £m** | **Net worth movement £m** | Free surplus movement £m | Required capital movement £m | Net worth movement £m |
| New business strain | **(152)** | **21** | **(131)** | (174) | 21 | (153) |
| Capital and cash generation from existing business | **263** | **-** | **263** | 270 | (5) | 265 |
| **Covered business capital and cash generation from new business and expected return** | **111** | **21** | **132** | 96 | 16 | 112 |
| Covered business development expenses | **(10)** | **-** | **(10)** | (6) | - | (6) |
| Non-covered business core, capital and cash | **21** | **-** | **21** | 8 | - | 8 |
| Core | **122** | **21** | **143** | 98 | 16 | 114 |
| Efficiency | **(3)** | **-** | **(3)** | (1) | - | (1) |
| Back book management | **89** | **21** | **110** | 31 | - | 31 |
| **Operating profit capital and cash generation** | **208** | **42** | **250** | 128 | 16 | 144 |
| Capital and cash generation from non-operating items | **(72)** | **3** | **(69)** | 63 | - | 63 |
| **Total capital and cash generation** | **136** | **45** | **181** | 191 | 16 | 207 |

All figures are net of tax. Net (expenses)/income directly recognised in the EEV balance sheet, including exchange differences and distributions to and injections from shareholders, are not included as these are not trading related cash flows.

## 1.5 Capital and cash generation *continued*

### Group capital and cash generation *continued*

The analysis on the previous page highlights the most significant influences on free surplus and shareholders' net worth, including investment of shareholder capital in new business (new business strain) and the amount of capital and cash emerging from existing business. Our covered business capital and cash flows from new business and expected return have increased to £132m (H1 2007: £112m). This reflects strong capital and cash flows from in-force business, which mitigate the impact of the cash accelerated in the 2007 full year results, and improvements in new business strain (NBS) despite the increase in new business volumes. This means that we are more efficient at using the capital and cash generated by the business, which allows for further investment in the business and payment of dividends to our shareholders. In overall terms, our operating profit capital and cash generation increased from £144m to £250m.

**New business strain**


£6,422m
£8,573m
£9,064m
H1 06
H1 07
H1 08
PVNBP
New business strain (net of tax) as a % of PVNBP (excl. Asia)

* New business strain margin for 2006 and 2007 has not been restated to include mutual funds sales as covered business

We also analyse capital and cash generation in the three components which reflect the focus of our business effort – core, efficiency and back book management. Core and back book management were the main contributors to our capital and cash generation during the period. The core capital and cash flows of £143m reflect the lower NBS compared to the expected in-force capital and cash flows, whilst the back book management capital and cash flows of £110m largely arise from the impact of the UK immediate annuities reinsurance. Non-operating capital and cash of negative £69m (H1 2007: positive £63m) is made up of negative £38m (H1 2007: positive £65m) in relation to investment variances and assumption changes and negative £31m of restructuring expenses (H1 2007: negative £2m).

**Capital and cash generation £181m (H1 2007: £207m)**


Core
£143m
£114m
Efficiency
(£3m)
(£1m)
Back book management
£110m
£31m
Non-operating (£69m)
£63m
H1 2008
H1 2007

### Capital management

**Objectives and measures of Group capital**

The process of capital and risk management is aligned within the Group to support the strategic objective of driving sustainable, high quality returns for shareholders. The different measures of capital reflect the regulatory environment in which we operate and the bases that we consider effective for the management of the business.


Sustainable high quality returns for shareholders
Growing shareholder value
Distributable earnings and dividend
Customer security and financial strength
EEV
IFRS
Regulatory Capital
• Capital attributable to equity holders only
• Key performance metric for life Group companies
• Robust embedded value underpins the financial strength of the Group
• Capital attributable to equity holders only
• Key performance metric for non-life Group companies
• Key determinant of distributable profits
• Capital attributable to equity holders and customers
• Monitored globally and locally using relevant measures
• Potential constraint on distributable profits
Effective risk management and capital allocation

## 1.5 Capital and cash generation *continued*

**Reconciliation of key capital measures**

The following diagram illustrates the key differences between the regulatory, IFRS and EEV capital measures:



FGD capital
Remove policyholder capital
Sub debt recognised as a liability
Add intangibles and other inadmissible assets
IFRS equity holder funds
IFRS intangible assets and other adjustments
EEV net worth
Long term cost of capital
Future earnings on covered business
Embedded value
£6.7bn
(£2.1bn)
(£2.0bn)
£0.7bn
£3.3bn
(£0.4bn)
£2.9bn
(£0.3bn)
£3.4bn
£6.0bn
Regulatory surplus
Req'd cap S/h Funds
Required capital of HWPF
Rtd earnings
Other reserves
Share capital and premium
Req'd cap
Surplus
Canada
UK & Europe
FGD basis
Capital in long term business funds
External subordinated debt
Valuation adjustments for IFRS
IFRS equity
Valuation adjustments for EEV
EEV net worth
Cost of capital
PVIF & TVOG
Embedded value


The Group is classified as a 'financial conglomerate' as defined by the Financial Groups Directive (FGD). The Group's capital, as measured by the FGD, can be split into three elements:

- Shareholder capital, which is used to invest in the strategy of the Group, covers the capital requirements borne directly by shareholders and manage risk borne by shareholders;
- Capital arising from the subordinated debt issued by the Group, amounting to £2.0bn at 30 June 2008, which is used to provide capital support to Standard Life Assurance Limited (SLAL) and Standard Life Bank; and
- A restricted amount of policyholder capital (£2.1bn at 30 June 2008), which matches the capital resource requirements of that business, and mainly relates to the Heritage With Profits Fund (HWPF).

While these latter two elements provide capital support for the Group, they do not form part of the shareholders' regulatory capital. Shareholder capital can be measured under each of the Group's reporting bases, regulatory, IFRS equity and EEV net worth. Each of these is a comparable measure of the net assets attributable to equity holders of the Group. In some cases, the regulatory rules for valuing assets and liabilities differ from IFRS accounting rules resulting in a valuation adjustment of £0.7bn. Similarly, the EEV balance sheet recognises certain valuation adjustments to give the EEV net worth resulting in an equivalent adjustment of £0.4bn to IFRS equity holder funds.

The total EEV of the Group relates to the net worth adjusted for the cost of capital of £0.3bn and increased by the value of the present value of in-force business (PVIF) of £3.4bn to give the total EEV of £6.0bn at 30 June 2008.

## 1.5 Capital and cash generation *continued*

### Financial Groups Directive

| | H1 2008 £bn | H1 2007 £bn | FY 2007 £bn |
|---|---|---|---|
| Shareholders' capital resources | **2.6** | 2.3 | 2.9 |
| Capital resources arising from subordinated debt | **2.0** | 1.9 | 1.9 |
| SLAL long term business funds | **2.1** | 3.6 | 4.4 |
| FGD Group capital resources[1] | **6.7** | 7.8 | 9.2 |
| FGD Group capital resource requirement[1] | **(3.2)** | (4.5) | (5.6) |
| FGD surplus | **3.5** | 3.3 | 3.6 |

[1] Based on estimated regulatory position.

The FGD surplus has decreased slightly compared with 31 December 2007, reflecting the Group's continued investment in its long-term term business funds and payment of dividends to shareholders. The decrease in the Group capital resources mainly arose from market movements in the first half of 2008 impacting the capital resources of the HWPF. These market movements also resulted in a reduction to the capital resource requirements of the HWPF. As the Group capital resource requirement has decreased by a greater relative percentage than the change in capital resources, the overall Group solvency cover has increased from 166% at 31 December 2007 to approximately 206%. The significant factors affecting the FGD position during the six months to 30 June 2008 were:

- ongoing investment of shareholder capital in the business through writing new business offset by the recourse cash flows emerging from pre demutualisation business;
- impact of changing financial conditions on the capital resources and capital resource requirement of the HWPF;
- profits earned by the non-life operations; and
- payment of dividends to shareholders during the period of £168m.

The FGD limits the amount of capital that can be recognised in Group capital resources where that capital is held by a UK long-term business fund. This limits the capital resources within a long-term business fund to the level of the capital resource requirement for that fund – resulting in a restriction of approximately £1.5bn at 30 June 2008 (31 Dec 2007: £1.8bn, H1 2007: £2.2bn) – in the Group's case this mainly relates to the HWPF.

The largest regulated entity within the Group is SLAL, and its regulatory position reflects capital resources including long-term business funds. While the capital resources have decreased the solvency cover has increased to approximately 240% from 190% due to a relative decrease in the capital requirements of the HWPF, as explained in the FGD commentary above. The capital resources of SLAL include the residual estate of approximately £1.2bn (31 Dec 2007: £1.5bn, H1 2007: £1.3bn). The reduction in the residual estate is primarily due to attributing corporate bond assets to policyholder asset shares instead of backing annuity liabilities, leading to a reduced investment return assumption for the annuity liabilities. The efffect is largely technical as there is no real change in the assets and liabilities backing the HWPF, but the residual estate, and hence its distribution to policyholders, will be more stable going forward. Although the residual estate within the HWPF is not available to equity holders, this capital is available to absorb certain risks and losses arising from the HWPF.

On 14 February 2008, the Group reinsured £6.7bn of pre demutualisation UK immediate annuities. This arrangement resulted in a number of benefits, including a release of cash from reserves in 2008, a reduction in the Individual Capital Assessment (ICA) capital requirements and an enhancement to the residual estate within the HWPF which would otherwise have to be met by equity holders.

## 1.5 Capital and cash generation *continued*

### Holding company cashflows

In addition to the movement in cash and capital on an EEV basis, the following analysis has been provided to show an analysis of holding company cashflows and capital, in relation to the Group's holding company, Standard Life plc. The capital position is based on the company balance sheet excluding its investments in operating subsidiaries.

| | £m |
|---|---|
| **Opening capital 1 January 2008** | **502** |
| Dividends received from subsidiaries | 436 |
| Additional investments in subsidiaries | (16) |
| Group Corporate Centre costs | (25) |
| Dividends paid to shareholders | (168) |
| **Closing capital 30 June 2008** | **729** |

Analysis of closing capital:

| | % |
|---|---|
| Cash | 70 |
| Other | 30 |

During the six months to 30 June 2008, Standard Life plc's capital, excluding its investment in subsidiaries increased by £227m, as a result of receiving £436m of dividends from its subsidiaries offset by dividends paid to shareholders of £168m and further investment in its subsidiaries of £16m.

Standard Life plc's ability to pay dividends is determined by the distributable reserves of the company which broadly comprise its retained earnings and special reserve. In addition to the level of distributable reserves the Board must consider the Group's future business plans, market conditions and regulatory solvency when determining the level of dividends.

### Dividends

Our dividend policy is to pay a progressive dividend. During the period, the Group paid the final dividend for 2007 of 7.70p per share, amounting to £168m. We have proposed an interim dividend of 4.07p (H1 2007: 3.80p) per share, approximately £89m in total, to be paid in November 2008. This represents a growth of 7% and is consistent with the Group's progressive dividend policy.

### Debt, facilities and liquidity

The Group's capital structure has been developed to provide an efficient capital base by using a combination of equity holders' funds, subordinated debt and capital within the HWPF.

- The Group uses subordinated debt to provide capital to our life assurance and banking businesses
- Further analysis of the Group borrowings is provided in Note 4.10 Borrowings

The Group has robust plans in place to ensure that it has access to sufficient liquidity to meet operating requirements during the current market uncertainty.

Standard Life's total investment (including third party funds) in the asset backed securities markets across both short-term treasury instruments and long-term fixed interest is approximately £6.3bn or 3.9% (31 Dec 2007: £7.7bn or 4.6%) of Group assets under administration, predominantly in UK securities. The overall level of asset backed securities has reduced compared to 31 December 2007 principally as a result of a number of securities reaching maturity. The Group has continued to actively manage its exposure to asset backed securities and the portfolio remains a high quality credit portfolio with no direct exposures to the US mortgage market, minimal exposure to leveraged structures, no current direct exposure to the Monolines and very modest exposure to credit within a Monoline wrapper. Following the fund restructure previously reported, shareholder funds have a total exposure of £119m (31 Dec 2007: £27m) to assets within a Monoline wrapper or leveraged structures, representing 0.07% (31 Dec 2007: 0.02%) of Group assets under administration.

### Credit ratings

External credit ratings agencies perform independent assessments of the financial strength of companies. The current insurer financial strength ratings for SLAL are A1/Stable and A/Positive from Moody's and Standard and Poor's respectively. The only change from the position at 31 December 2007 was the Standard and Poor's outlook which was raised to positive from stable in May 2008.

## 1.6 Risk management

Risk management is an integral part of the Group's corporate agenda. The Group's risk management approach is to focus on identifying potential events that may affect stakeholders' returns and to manage the impact of these events within identified parameters. Doing so will provide reasonable assurance for ensuring that risks inherent in the design and execution of the Group's strategy and in its day-to-day operations are managed in line with the expectations of our stakeholders. Further detail of our approach to risk management is provided in the business review and Note 37 of the Group's 2007 *Annual Report and Accounts*. The Group's principal risks as reported in the 2007 *Annual Report and Accounts* are still relevant and are summarised in this Section:

| Risk type | Brief description | Key risks | Key risk controls |
|---|---|---|---|
| **Insurance** | The risk that arises from the inherent uncertainties as to the occurrence, amount and timing of insurance liabilities. Such risks arise as result of, for example, increases in annuitant life expectancy, deteriorating expense experience or variation in persistency experience | • Longevity<br>• Persistency<br>• Morbidity/mortality – assurances<br>• Expenses | • Regular reviews of experience<br>• Reinsurance and risk transfer<br>• The business planning process<br>• Specified underwriting limits<br>• Testing of claim values, reinsurance recoveries, and the survival of annuitants |
| **Credit** | The risk of exposure to loss if counterparty fails to perform its financial obligations, including failure to perform those obligations in a timely manner. It also includes the risk of a reduction in the value of corporate bonds due to widening of corporate bond spreads | • Counterparty/bond default<br>• Spread widening<br>• Concentration of exposure | • Regular monitoring of risk exposures to ensure that risks remain within approved risk appetite<br>• Specific limits on counterparty exposure, based on credit rating, approved by the Board<br>• Group companies establish and maintain adequate controls to manage exposure within these specified limits |
| **Market** | The risk that as a result of market movements the Group or individual Group companies may be exposed to fluctuations in the value of their assets, the amount of their liabilities or the income from their assets | • Equity and property risk<br>• Interest rate risk<br>• Foreign currency risk | • Investment benchmarks, and risk tolerances around these benchmarks, set regularly for each major liability based on the nature of that liability to ensure that risk remains within Group's appetite<br>• Regular monitoring of asset mixes and the exposure of the Group companies to market risk to ensure that they remain within the above tolerances<br>• Limits for foreign currency set by the Board |
| **Liquidity** | Risk that the Group or individual Group companies, although solvent, do not have sufficient financial resources available to meet their obligations as they fall due | • Diversification of funding sources<br>• Quality of funding sources<br>• Depth and liquidity of particular markets | • Group companies have established contingency funding plans which are reviewed on a regular basis<br>• Regular monitoring of exposure to liquidity risk to ensure they remain within agreed tolerances |
| **Operational** | Risk of loss or adverse consequences for the business, resulting from inadequate or failed internal processes, people and systems, or from external events | • Fraud or irregularities<br>• Regulatory or legal<br>• Customer treatment<br>• Business interruption<br>• Supplier failure<br>• Planning<br>• Process execution<br>• People | • Regular risk assessment process to identify key risks<br>• Identify strategy or risk response to risk exposures<br>• Regular assessment of control adequacy by business managers<br>• Review quantitative measures against defined thresholds |

## 1.7 Business segment performance

### 1.7.1 UK financial services

By combining our UK life and pensions, banking and healthcare businesses we have been able to expand our reputation for high quality customer service and strong distribution relationships. The new structure has already strengthened our ability to respond quickly and effectively to changing customer needs and to take advantage of growth opportunities.

#### Life and pensions

UK life and pensions is one of the largest pension, long-term savings and investment providers in the UK with over £99bn assets under administration. During the first half of 2008 the UK business maintained sales, compared to an exceptional first half of 2007. This was despite difficult market conditions due to market volatility and the challenging economic environment, including changes to capital gains tax (CGT) laws.

**Key performance indicators**

| | H1 2008 | H1 2007 | Movement |
|---|---|---|---|
| Net flows[1] | **£1,428m** | £1,471m | (3%) |
| New business PVNBP[1] | **£7,151m** | £7,197m | (1%) |
| New business APE[1] | **£948m** | £902m | 5% |
| New business contribution[2] | **£138m** | £133m | 4% |
| Internal rate of return[2] | **20%** | 15% | 5% points |
| Discounted payback period[2] | **7 years** | 10 years | 3 years |
| EEV covered business operating profit before tax[3] | **£411m** | £250m | 64% |
| EEV non-covered business operating loss before tax[4] | **(£17m)** | (£18m) | 6% |
| IFRS underlying profit before tax | **£221m** | £91m | 143% |

[1] The H1 2007 figures have been restated to reflect the inclusion of mutual funds. The H1 2007 impact is: PVNBP of £243m, APE of £25m and net flows of £219m.
[2] H1 2007 does not include any contribution from mutual funds.
[3] Includes Heritage With Profits Fund (HWPF) time value of options and guarantees (TVOG).
[4] Includes UK defined benefit pension scheme accounting cost and Standard Life Savings Limited (SLS).

Please refer to the Basis of preparation in Section 1.8 and the Glossary in Section 7.

#### Net flows

Net flows for the period were positive at £1,428m (H1 2007: £1,471m net inflows). Insured retail pensions net inflows of £241m (H1 2007: £340m net inflows) were lower reflecting the impact of market movements on average incoming transfer values and the strong prior year period. The current period of economic uncertainty is reflected in the higher weighting of non-insured Self invested personal plan (SIPP) sales which has seen non-insured pensions net inflows increase to £910m (H1 2007: £739m net inflows). Net inflows for our Savings and investments portfolio were £52m (H1 2007: £61m net outflows). Institutional trustee investment plan (TIP) net inflows were £225m (H1 2007: £453m net inflows).

**UK net flows £1,428m (H1 2007: £1,471m, H1 2006: £1,951m)**



Savings and investments
£52m
(£61m)
£190m
Insured retail pensions
£241m
£340m
£936m
Non-insured pensions
£910m
£739m
£350m
Institutional TIP
£225m
£453m
£475m
H1 2008
H1 2007
H1 2006

## 1.7 Business segment performance *continued*

### 1.7.1 UK financial services *continued*

#### New business sales

Total PVNBP sales of UK life and pensions products were £7,151m (H1 2007: £7,197m). Group pensions sales (including Retail TIP) increased by 17% to £1,803m (H1 2007: £1,543m), due to our leading proposition with strong incremental business driven by some very large scheme wins. Institutional pensions new business decreased by 2% to £964m (H1 2007: £982m). Individual pensions including SIPP and increments decreased by 17% to £2,509m compared to an exceptionally strong prior period comparative of £3,036m. Despite market conditions and changes in CGT rules Savings and investments sales increased by 19% to £1,619m (H1 2007: £1,366m). Within this, sales of Offshore bonds of £270m were over three times the level in H1 2007 of £84m, following the successful launch of our Retail portfolio bond in the second half of last year. Mutual fund sales of £324m (H1 2007: £243m) were up 33% reflecting the growing customer base on the Wrap platform.

**UK PVNBP sales £7,151m (H1 2007: £7,197m, H1 2006: £4,802m)**



Individual pensions (includes Individual SIPP)
£2,509m
£3,036m
£1,959m
Group pensions (includes Retail TIP)
£1,803m
£1,543m
£1,062m
Institutional pensions
£964m
£982m
£700m
Savings and investments
£1,619m
£1,366m
£889m
Annuities
£252m
£257m
£168m
Protection
£4m
£13m
£24m
H1 2008
H1 2007
H1 2006


#### New business profitability

Total new business contribution (NBC) increased to £138m (H1 2007: £133m) with a new business margin of 1.9% (H1 2007: 1.9%[2]). Overall the internal rate of return (IRR) increased significantly to 20% from 15% in H1 2007 and the payback period improved from 10 years to 7 years. Improvements in capital efficiency on bonds along with changes in legislation from PS06/14 have been the main drivers in the increase in IRR. Other contributing factors are an increase in annuity margin compared to H1 2007. The margins on annuities reflect the backing assets and will fluctuate as investment conditions change.

#### Business development

Our existing and future propositions have great potential to capture asset flow as consumers seek solutions that provide financial security pre and post retirement. The changing UK market dynamics and our combination of strengths mean we are well positioned to be a leading asset managing business.

We have continued to work on developing a variable annuity proposition while also developing our e-commerce capabilities leading to SIPP Online which enables Independent Financial Advisors (IFAs) to submit SIPP applications online and perform policy switches. We have also responded to the changing market conditions by enhancing our alternatives to equity investment such as promoting high yielding cash deposits and funds such as the Global Absolute Return Strategies fund.

#### Performance

**Capital efficiency**

On 14 February 2008 we announced the reinsurance of £6.7bn of immediate annuity liabilities, more than half of the total annuity book of £12bn. The transaction substantially reduces longevity risk while providing a significant increase to embedded value and generates a release of cash and capital which allows us to invest further in profitable growth.

## 1.7 Business segment performance *continued*

### 1.7.1 UK financial services *continued*

**EEV operating profit before tax**

UK operating profit including HWPF TVOG and non-covered business increased by 70% during the period to £394m (H1 2007: £232m). Core elements were the main driver, contributing £278m for the period. Core elements comprise NBC, expected return on in-force business, non-covered business losses and new business development costs. The back book was boosted by a £107m one off positive impact as a result of the reduction in risk discount rate following the reinsurance of UK immediate annuities. The £107m benefit is stated after sharing the benefit of the transaction with the with profits policyholders, and allowing for the loss of look through margins in Standard Life Investments in respect of covered business.

**UK EEV operating profit before tax £394m (H1 2007: £232m)**



Core
£278m
£265m
Efficiency
£0m
£2m
Back book management
£116m
(£35m)
H1 2008
H1 2007


Overall lapse experience is in line with long-term assumptions and our short-term provision for unit-linked life bonds established at the end of 2007.

In H1 2008 development costs for covered and non-covered business were £13m, compared to £4m in H1 2007. The increase in development costs is due to investments in pensions, bonds and Wrap, including technology enhancements to SIPP and the systems changes associated with the new SIPP regulations.

**IFRS underlying profit before tax**

The IFRS underlying profit includes profits from existing business and the profits/losses on new business written in the period. The profit on existing business includes the Recourse Cash Flow (RCF), which is the transfer of profits to the shareholder from the HWPF in respect of pre demutualisation business. IFRS underlying profit also includes a growing component in respect of profits on business written post demutualisation.

UK life and pensions IFRS underlying profit before tax was £221m (H1 2007: £91m). This increase included a one off positive £105m reserve movement following the reinsurance of UK immediate annuities, and £20m release of statutory reserves in relation to deferred annuity business arising from a review of data.

Excluding the above one off items, IFRS profits remained relatively stable, despite the challenging stock market conditions in H1 2008, which impacted assets under management and related annual management charges.

The results exclude the impact of volatility which arises due to the subordinated liabilities being measured at amortised cost, while the assets are measured at fair value, and also restructuring costs related to the Continuous Improvement Programme (CIP).

## 1.7 Business segment performance *continued*

### 1.7.1 UK financial services *continued*

### Banking

Standard Life Bank offers mortgage and retail saving products in the UK via intermediaries and also direct to customers, all through telephone and internet-based platforms. The focus during the first half of 2008 has been managing liquidity and the size of the loan book appropriately in response to volatile market conditions.

**Key performance indicators**

| | H1 2008 | H1 2007 | Movement |
|---|---|---|---|
| Mortgages under management | **£10.6bn** | £10.5bn | 1% |
| Gross lending | **£728m** | £1,571m | (54%) |
| Savings and deposits | **£4.8bn** | £4.2bn | 14% |
| IFRS underlying profit before tax | **£12m** | £14m | (14%) |
| Return on equity after tax | **5.2%** | 5.5% | (0.3% points) |
| Interest margin | **49bps** | 58bps | (9bps) |
| Cost income ratio | **67%** | 65% | (2% points) |

Please refer to the Basis of preparation in Section 1.8 and the Glossary in Section 7.

### New business

In H1 2008, the UK mortgage market was dominated by the effect of the global liquidity conditions and falling house prices. This affected the whole banking industry with lenders finding it more challenging to maintain margins and liquidity. Gross lending reduced to £728m (H1 2007: £1,571m) as our banking business focused on strategic measures to reduce liquidity risk and manage profitability in response to market conditions. This strategy is in line with many mortgage lenders, with gross lending across the entire industry reducing by 21% year on year in the second quarter according to the Council of Mortgage Lenders (CML). Retail savings balances increased by 14% to £4.8bn (H1 2007: £4.2bn) with SIPP and Wrap combined cash balances growing to £1.1bn (H1 2007: £0.4bn). Our savings business benefited due to continued competitive product offerings during the first half of 2008 combined with uncertainty in the stock markets causing customers to hold cash instead of investing in other areas.

**Gross lending**


£1.2bn
£1.6bn
£0.7bn
H1 07
H1 08

### Funding

Our banking business remains well funded with access to a diverse range of funding sources. During H1 2008 we have not utilised any committed facilities. Operational and regulatory liquidity ratios remained within normal ranges. No new types of debt instrument were issued during H1 2008 but we continue to look to diversify our funding base. On 9 July 2008 Standard Life Bank launched its 5 billion Euro Covered bond programme with the issuance of a £1.5bn covered bond. This programme will provide additional diversity of funding, thereby helping to mitigate liquidity risk going forward. The covered bond issued was retained by Standard Life Bank to be used as collateral in funding operations, with £737m of funding generated by this deal to date. This has been used primarily to repay maturing funding within the Lothian securitisation programme.

### Performance

IFRS underlying profit before tax decreased by 14% to £12m (H1 2007: £14m) excluding volatility in respect of non-qualifying economic hedges. Profitability has been affected by lower margins and an increase in impairment provisions resulting from modelling assumptions in deteriorating UK mortgage market conditions. During the first half of 2008, our priority has been to manage profitability whilst ensuring liquidity requirements are met. In line with many of our competitors, net interest margin has come under pressure. Return on equity (RoE) in the first half of 2008 was 5.2% (H1 2007: 5.5%). Our ability to achieve the 15% target RoE in 2008 has been impacted by pressure on margins caused by the difficult credit market conditions and the deteriorating outlook for the UK mortgage market.

## 1.7 Business segment performance *continued*

### 1.7.1 UK financial services *continued*

Our cost income ratio of 67% (H1 2007: 65%) has worsened despite efficiency gains leading to reduced expenses. This was due to the offsetting impact of the lower net interest margin. The management expense ratio, an alternative measure of expenses stripping out the impact of interest margin, improved to 36bps (H1 2007: 38bps). Operating expenses reduced by 16% in H1 2008 compared to H1 2007, with the saving driven by a 21% reduction in staff numbers during H1 2008 to 382 at 30 June 2008 (31 Dec 2007: 481, 30 June 2007: 585). This was achieved whilst maintaining our service standards. Despite this, income and therefore the cost income ratio has been impacted by the adverse funding conditions in the market. Continued development of our e-commerce capabilities has benefited the business and helped enhance our customer and distributor relationships through increased self service, allowing us to maintain our award winning service while improving operational efficiency.

Despite deteriorating lending conditions in the UK mortgage market we continue to maintain a high quality mortgage portfolio, with an average loan to value (LTV) at 30 June 2008 of 43%. Our arrears figures are still very low in comparison to the CML average. Only 0.24% of our total mortgages were three or more months in arrears or in repossession at the end of 30 June 2008, which is less than a fifth of the CML industry average at 31 March 2008. Buy to let mortgages make up only 8% of total mortgages under management at H1 2008 and it should be emphasised that the level of arrears in respect of our buy to let mortgages remains broadly in line with that of the overall mortgage book.

#### Healthcare

Standard Life Healthcare offers a range of private medical insurance (PMI) and other health and well-being solutions to individuals, families, small businesses and companies. It is the 4th largest PMI provider in the UK.

**Key performance indicators**

| | H1 2008 | H1 2007 | Movement |
|---|---|---|---|
| New business | **£14m** | £11m | 27% |
| IFRS underlying profit before tax[1] | **£8m** | £2m | 300% |
| Return on equity after tax | **12.2%** | 2.4% | 9.8% points |
| Claims ratio | **70.2%** | 73.7% | 3.5% points |

1 The healthcare result for both periods excludes the profits of other general insurance operations which are managed by our investment management business. In the H1 2007 *Interim results* all general insurance was included in healthcare and general insurance.

Please refer to the Basis of preparation in Section 1.8 and the Glossary in Section 7.

#### New business

Overall new business increased by 27% to £14m (H1 2007: £11m) whilst maintaining our strategy of writing only profitable business. While Individual new business sales have remained at the same level as 2007, Group sales have grown by 53% compared to H1 2007. This includes an increase in Small and Medium Enterprise (SME) sales following introduction of the innovative new modular product in Q3 2007, enabled by the development of a new policy administration system.

**New business sales**



£10m
£11m
£14m
H1 06
H1 07
H1 08


#### Performance

IFRS underlying profit before tax was £8m (H1 2007: £2m), before taking into account one off costs relating to integration of the PMI business acquired from FirstAssist in 2006, and project costs associated with the new system development. This increase was principally due to an improved trading performance, with lower claims experience being the primary driver. RoE for the period was 12.2% (H1 2007: 2.4%). We remain on track to achieve our target RoE of 15% in 2008.

## 1.7 Business segment performance *continued*

### 1.7.1 UK financial services *continued*

**UK financial services – Looking ahead**

In the UK we remain confident about the prospects for our pensions business. A significant proportion of the new business we write is driven by the consolidation of existing assets. Whilst this will continue to underpin future activity levels, reduced market values are depressing incoming transfer values to SIPPs and Group schemes. We have a number of enhancements planned for the second half of the year to build upon our market-leading SIPP proposition. In addition, we expect our strong Group pensions business to continue to benefit from opportunities in the defined contribution and bundled product markets, as well as from a general flight to quality. In contrast, the short-term industry outlook for sales of investment products to retail customers in the UK is challenging due to market volatility and the impact of the CGT changes on bonds. Overall in the UK, we remain confident in our ability to outperform the market in the profitable segments in which we operate, generating attractive rates of return on our investments.

With respect to our banking business, cost of funding and uncertainty in the housing market are expected to reduce consumer demand in the UK house purchase mortgage market, and the supply of mortgages continues to be tight as a result of higher funding costs. As a result, the remainder of 2008 is expected to see continued margin pressure across the banking industry and a decline in both the demand and supply for mortgage lending. As such we will continue to focus on tight cost management and the mitigation of liquidity and credit risk.

Following the launch in July 2007 of the new healthcare modular product for the SME segment, we started the migration of SME Individual policies to the new policy administration system during February 2008. We will also launch the improved Individual and Large corporate product propositions during the second half of 2008, demonstrating our commitment to grow new business and improve customer retention.

## 1.7 Business segment performance *continued*

### 1.7.2 Canada

Standard Life Canada currently has £18bn assets under administration. A series of events have been undertaken to commemorate the 175th anniversary of the business and to further strengthen the brand. In 2008, Canada has demonstrated a continued resilience in the face of challenging market conditions, keeping the emphasis on operational and capital efficiency and concentrating efforts on re-starting growth across its range of savings, retirement and insurance products.

**Key performance indicators**

| | H1 2008 | H1 2007 | Movement |
|---|---|---|---|
| Net flows[1] | **£304m** | £32m | 850% |
| New business PVNBP[1] | **£1,201m** | £738m | 63% |
| New business APE[1] | **£116m** | £71m | 63% |
| New business contribution[2] | **£18m** | £14m | 29% |
| Internal rate of return[2] | **21%** | 30% | (9% points) |
| Discounted payback period[2] | **7 years** | 5 years | (2 years) |
| EEV operating profit before tax | **£79m** | £75m | 5% |
| IFRS underlying profit before tax | **£66m** | £64m | 3% |

[1] The H1 2007 figures have been restated to reflect the inclusion of mutual funds. The H1 2007 impact is: PVNBP of £149m, APE of £15m and net flows of £68m.
[2] H1 2007 does not include any contribution from mutual funds.

Please refer to the Basis of preparation in Section 1.8 and the Glossary in Section 7.

### Net flows and new business sales

Net flows increased nine fold in constant currency to £304m (H1 2007: £32m), underlined by strong sales growth and continued good retention. PVNBP sales increased by 45% in constant currency to £1,201m (H1 2007: £738m). Group savings and retirement sales increased by 102% in constant currency, despite aggressive competition within the market and slower quote activity across all segments.

We have built on a strong relationship with a large client and consolidated their defined benefit plan amounting to £299m PVNBP. The reduction in Individual insurance, savings and retirement sales reflects the difficult market conditions for retail investment funds. Sales of mutual funds were also impacted by the volatile equity markets and declined 22% in constant currency. In Group insurance, sales volumes increased by 39% in constant currency, reflecting our continued success in the disability insurance segment.

**Canada PVNBP sales £1,201m**
**(H1 2007: £738m, H1 2006: £1,212m)**



Group savings and retirement
£767m
£339m
£693m
Individual insurance, savings and retirement
£180m
£172m
£264m
Group insurance
£123m
£78m
£68m
Mutual funds
£131m
£149m
£187m
H1 2008
H1 2007
H1 2006


### New business profitability

New business contribution (NBC) increased by 15% in constant currency to £18m (H1 2007: £14m). PVNBP margins were 1.5%, down from 2.3% achieved in H1 2007 due to the large scheme discussed above which was secured at the low margins required in the marketplace. This is consistent with our strategy to price more competitively products where we can still attain an attractive internal rate of return (IRR). This type of plan requires very little capital and as such was secured at an IRR of 23%.

**Canada NBC**



£11m*
£14m
£18m
H1 06
H1 07
H1 08


* H1 2006 is shown on a pro forma basis

IRR has decreased to 21% (H1 2007: 30%) and payback period increased to 7 years (H1 2007: 5 years), due largely to higher acquisition expenses incurred as a result of our efforts to re-start growth.

## 1.7 Business segment performance *continued*

### 1.7.2 Canada *continued*

#### Business development

We have set out to increase our retail distribution and sales capabilities and strengthen our corporate visibility in Canada, while maintaining our commitment to product innovation and profitability. Significant investments in staff and training have been made in our retail operations, and our sales force has increased by more than 50% compared to the end of 2007. The impact of this new capability should be felt in the second half of 2008, as the recent adverse economic environment has hampered our ability to sell our retail investment funds. Our visibility campaign is progressing well with enhanced presence in print media, and the 'Financial Realities of Canadians' advertising campaign, which was launched across Canada. We announced the creation of a $1.75 million endowment fund to support community initiatives in Canada, leveraging on our 175th anniversary celebrations. We have also won two Insurance and Financial Communicators Association awards for the quality of our media and print campaigns.

We further enhanced our Group savings and retirement Avenues portfolios with a new asset allocation tool. Our sales capacity in this business segment was augmented with a new broker targeted offering which will supplement our main consultancy focused distribution channel. We also introduced a new, leading edge website which will help members manage their retirement assets and support sponsors with a one stop access to information and self service features. In Group insurance, our disability management expertise was further highlighted with the implementation of a large disability consulting mandate. We have entered into an alliance with a distributor to offer creditor insurance, reinforcing our traditional Group life and health products. We actively pursue cross selling initiatives within our group lines and expect several sales and prospects for the year. We also expanded our retail offering with a new fund series and an India Equity Focus Fund, leveraging our global expertise in fund management. This is one of the first funds of its kind in Canada.

#### Performance

**EEV operating profit before tax**

EEV operating profit before tax amounted to £79m (H1 2007: £75m). In constant currency, EEV operating profit before tax decreased by 7%, mostly due to lower experience variances in H1 2008. Core accounted for £75m compared to £56m in H1 2007, an increase of 17% in constant currency. This increase was driven by an improvement in NBC of £4m to £18m (H1 2007: £14m). A further increase of £16m in expected return was offset by a £1m increase in development expenses. Efficiency amounted to a loss of £3m (H1 2007: loss £2m). Back book management operating result was £7m (H1 2007: £21m), H1 2007 results benefited from positive changes from tax management.

**EEV operating profit before tax £79m (H1 2007: £75m)**


Core
£75m
£56m
Efficiency
(£3m)
(£2m)
Back book management
£7m
£21m
H1 2008
H1 2007

**IFRS underlying profit before tax**

IFRS underlying profit before tax decreased by 8% in constant currency to £66m (H1 2007: £64m), excluding volatility relating to differing asset and liability valuation bases for non-linked business. Excluding the decline in investment returns on our surplus assets, profit before tax increased by 3% in constant currency. Unfavourable bond returns in line with rising interest rates were largely responsible for the decrease in investment returns. Increasing fee income was largely offset by higher investment in re-starting growth.

#### Looking ahead

Despite the challenging markets, we remain focused on growth in Canada, with advances made in rebuilding our retail sales and distribution capabilities, enhancing visibility and our leading pension and disability management propositions.

## 1.7 Business segment performance *continued*

### 1.7.3 Europe

Standard Life Europe currently consists of Standard Life Ireland and Standard Life Germany, which operates in both Germany and Austria. Standard Life Europe offers a range of investment and pension solutions and has £6bn assets under administration. The Europe business intends to strengthen its operations, extend distribution in its existing markets and expand into new markets, exploiting the opportunities presented by changing regulations and the growing demand for wealth management solutions across Europe.

**Key performance indicators**

| | H1 2008 | H1 2007 | Movement |
|---|---|---|---|
| Net flows | **£232m** | £211m | 10% |
| New business PVNBP | **£419m** | £513m | (18%) |
| New business APE | **£44m** | £56m | (21%) |
| New business contribution | **£1m** | £4m | (75%) |
| Internal rate of return | **8%** | 8% | - |
| Discounted payback period | **30 years** | 21 years | (9 years) |
| EEV operating profit before tax | **£26m** | £14m | 86% |
| IFRS underlying profit before tax | **£24m** | £19m | 26% |

Please refer to the Basis of preparation in Section 1.8 and the Glossary in Section 7.

**Net flows and new business sales**

Total net flows for 2008 have fallen slightly in constant currency with lower inflows from difficult market conditions being offset by better claims and lapse experience. Total PVNBP sales in Europe decreased by 28% in constant currency to £419m (H1 2007: £513m). In Germany sales fell by 12% in constant currency to £262m (H1 2007: £260m) primarily due to the change in insurance contract law which became effective at the start of the year. The change in the regulations impacted both the sales process and the pricing structure within the industry and also increased the transparency of charges to the customer. The market is still adapting to these changes resulting in a fall in sales, particularly broker sales, compared with the prior year. In Ireland sales fell by 46% in constant currency to £157m (H1 2007: £253m). As much as 80% of the Irish business is single premium and industry figures show a fall of more than 44% in sales of single premium products and a fall of 23% in overall life and pensions business. This is a direct result of the volatile property and equity markets.

**New business profitability**

The internal rate of return (IRR) for the Europe business remained at 8% for H1 2008 and the discounted payback period increased to 30 years (H1 2007: 21 years). The seasonality of German business, with disproportionately lower volumes of business written in H1 compared to acquisition expenses incurred, affect both the IRR and payback results at the half year. The overall IRR remained stable compared with H1 2007 with repricing of products in Germany compensating for reduced sales volumes. The IRR in Ireland of 7% (H1 2007: 11%) has shown significant deterioration, along with the discounted payback period, on the prior year due to a reduction in new business volumes.

**Europe NBC**


£4m
£2m*
£1m
H1 06
H1 07
H1 08

* H1 2006 is shown on a pro forma basis

**Business development**

We are focused on strengthening our existing operations and responding to the difficult market conditions, for example, launching enhanced deposit rates and expanding our deposit proposition in Ireland. Despite the difficult current circumstances, we see a number of opportunities to further develop our Europe business going forward.

**Performance**

**EEV operating profit before tax**

EEV operating profit before tax increased by 62% in constant currency to £26m (H1 2007: £14m). The reinsurance of UK immediate annuity business improved risk margins across Europe's pre demutualisation business and boosted profits by £12m in the period. Decreased volumes in difficult market conditions and a largely fixed cost base have led to lower profits from new business compared with the previous year.

## 1.7 Business segment performance *continued*

### 1.7.3 Europe *continued*

**IFRS underlying profit before tax**

IFRS underlying profit before tax increased to £24m (H1 2007: £19m) with Germany contributing £26m (H1 2007: £19m) and Ireland recording a loss of £2m (H1 2007: £nil). The increased profit in Germany was driven by favourable reserve movements which outweighed the decreasing transfer of profit to the shareholder from the HWPF. The amount of the profit transferred between the HWPF and the Proprietary Business Fund is determined by the Scheme of Demutualisation (the Scheme) and is decreasing due to the calculation set out in the Scheme which was designed to reflect the run-off of charges emerging from the pre demutualisation business in Germany. The loss in Ireland was mainly driven by a reduction in charges earned in H1 2008 resulting from lower funds under management.

### Looking ahead

Market conditions in Europe continue to be challenging and, until confidence is restored in investment markets, we expect full year sales to be lower than in 2007. In the German life and pensions market, 2008 is a year of uncertainty with the change in insurance contract law and the still unpredictable impact of the increased transparency introduced with this change. However, we are well positioned to build on our strength in distribution and to continue to respond effectively to these changes. In 2008, Ireland has continued to experience volatile equity markets and uncertainty in the property market. Despite this, the demographics of the Irish life and pensions market are strong and medium-term prospects are encouraging.

## 1.7 Business segment performance *continued*

### 1.7.4 Asia Pacific

Standard Life is committed to becoming a leading player in the Asia Pacific life and pensions market and will continue to invest in its existing business in Hong Kong and joint ventures in India and China by pursuing initiatives such as product launches and distribution enhancement.

**Key performance indicators**

| | H1 2008 | H1 2007 | Movement |
|---|---|---|---|
| New business PVNBP[1] | **£293m** | £125m | 53% |
| New business APE[1] | **£57m** | £20m | 81% |
| IFRS underlying loss before tax | **(£16m)** | (£6m) | (166%) |

[1] The percentage change figures include percentage change figures for India which are computed based on the percentage movement in the new business of HDFC Standard Life Insurance Company Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2007.

Please refer to the Basis of preparation in Section 1.8 and the Glossary in Section 7.

**New business**

Asia continues to achieve strong growth, with total PVNBP sales of the Asia life insurance businesses up 46%[1] in constant currency to £293m (H1 2007: £125m). APE sales were up 75%[1] in constant currency to £57m (H1 2007: £20m). In India, HDFC Standard Life Insurance Company Limited (HDFC SL) has delivered strong results with PVNBP of £233m, growth of 33%[1] in constant currency (H1 2007: £102m). The number of financial consultants appointed by the joint venture has increased by approximately 30,000 during the first half of the year to approximately 162,000 (31 Dec 2007: 132,000). In China, Heng An Standard Life Insurance Company Limited (Heng An SL), performed well with a PVNBP growth of 104% in constant currency compared to H1 2007. Heng An SL is now in seven provinces and has increased its presence by 6 cities during the first half of the year to 20 cities (31 Dec 2007: 14 cities).

**Asia Pacific PVNBP sales**



£293m
£125m
£68m
H1 06
H1 07
H1 08


**Performance**

Asia Pacific IFRS underlying loss at £16m (H1 2007: loss £6m) was higher than the prior year as we continue to invest in developing and expanding operations in this region. We expect our investment in strategic growth to have a continued impact on the IFRS underlying result.

**Looking ahead**

We expect sales in India and China to continue to grow as our joint venture operations develop.

In India, the pace of growth is expected to remain strong, driven by the increasing scale of the sales force and enhanced distribution capability. Following the merger of HDFC Bank and Centurion Bank of Punjab earlier this year, HDFC SL will have access to around a further 350 branches, increasing its branch network significantly. A healthcare proposition will be launched later this year.

In China, Heng An SL plans to increase the strength and scale of its business by continuing to expand into new cities. Following on from the successful launch of the Group pension product in 2007, an Individual pension product, which also attracts tax relief, will be launched later this year.

In Hong Kong, a major contributor to growth will be a new regular premium product 'Harvest 101' which was launched earlier this year.

## 1.7 Business segment performance *continued*

### 1.7.5 Investment management

Standard Life Investments delivered a solid underlying performance in the first half of 2008 despite challenging market conditions by continuing to pursue its strategy of increasing third party assets. Standard Life Investments achieved strong sales of Segregated business and Private Equity through Institutional channels. The business also continued to build its capabilities in Global Equities, Global Fixed Income, Global Property and Absolute Return strategies, which are key to its future growth.

**Key performance indicators**

| | H1 2008 | H1 2007 | Movement |
|---|---|---|---|
| Third party funds under management | **£47.5bn** | £46.1bn | 3% |
| Total funds under management | **£130.6bn** | £140.6bn | (7%) |
| Third party gross new business | **£4,966m** | £7,219m | (31%) |
| Third party net new business | **£2,658m** | £5,642m | (53%) |
| EBIT[1] | **£46m** | £38m | 21% |
| IFRS normalised underlying profit before tax[1,2] | **£52m** | £42m | 24% |
| IFRS (loss)/profit before tax[1] | **(£15m)** | £42m | (136%) |
| EBIT margin[1] | **32%** | 31% | 1% point |

1 The investment management result for both periods includes the profits of other general insurance operations which are managed by our investment management business. In the H1 2007 *Interim results* all general insurance was included in healthcare and general insurance.
2 IFRS normalised underlying profit before tax excludes all one off costs associated with the restructuring of the Global Liquidity Funds, including £27m included within the Group's IFRS underlying profit statement in Section 4.

Please refer to the Basis of preparation in Section 1.8 and the Glossary in Section 7.

#### Financial market overview

Market conditions have remained volatile in the first half of 2008 as the global crisis of confidence in the credit markets and inflationary pressure from rising commodity prices have resulted in serious dislocation of the money markets and a substantial fall in equity markets. The volatile market conditions adversely affected new business in the first half of 2008, albeit impacting retail channels more than institutional channels.

#### Investment performance

In these turbulent market conditions, short term investment performance was less favourable than in recent periods but we continued to deliver a good investment performance in the longer term. The money weighted average across the portfolio was just below median for 1 year but remained well above median for all time periods from 3 years, 5 years and 10 years. Of our 68 retail funds, 42 were above median and 7 were top quartile over the past 12 months.

#### Net flows and new business

Despite current market volatility Standard Life Investments have delivered solid new business results. Net new third party sales in the first half of the year were slower than last year at £2,658m (H1 2007: £5,642m), due mainly to the industry-wide slow down of retail business.

The level of funds under management was adversely affected by falls in equity markets during the first half of 2008. The FTSE All Share index at the end of June 2008 was 13% lower than its opening position for the year and 16% lower than at the end of June 2007. Third party funds under management (FUM) grew 3% to £47.5bn (H1 2007: £46.1bn) with the impact of net new sales in the past 12 months largely offset by adverse market movements. In-house FUM fell by 12% to £83.1bn (H1 2007: £94.5bn) due to a combination of adverse market movements, continuing outflows from with profits business and the reinsurance of £6.7bn of UK immediate annuities by the Group in order to reduce the long-term risk borne by shareholders.

As a result, total funds managed by Standard Life Investments decreased by 7% to £130.6bn (H1 2007: £140.6bn).

## 1.7 Business segment performance *continued*

### 1.7.5 Investment management *continued*

Our business during the first half of 2008 remains underpinned by our strong investment performance, delivered through the rigorous application of our 'focus on change' investment philosophy, and by our continuing commitment to very high levels of client service. High quality support by our client service teams, combined with strong investment performance from our fund management teams, have been recognised with nine awards in the first half of 2008, including:

- Multi-Asset Manager of the Year at the Professional Pensions UK Pension Awards 2008;
- 5 Star Award at the Investment category at the FTAdviser Online Service Awards;
- Best Overall Group Lipper Award in the Non UK Equity Large category at the Lipper Fund Awards 2008; and
- Best Private Equity Trust award won by Standard Life European Private Equity Trust fund at the Money Observer Investment Trust Awards 2008.

#### Performance

Financial performance was strong in the first half of the year despite the difficult trading conditions. Earnings before interest and tax (EBIT) increased by 21% to £46m (H1 2007: £38m). Revenue growth remained solid despite the impact of reduced FUM from lower markets, the reinsurance of UK immediate annuity liabilities and the continuing difficult trading conditions. Costs were tightly managed, enabling us to continue to invest in key areas of the business to sustain our longer term growth. IFRS normalised underlying profit before tax increased by 24% to £52m (H1 2007: £42m).

**Earnings before interest and tax**



£28m*
£38m
£46m
H1 06
H1 07
H1 08


* H1 2006 is shown on a pro forma basis

IFRS normalised underlying profit before tax excludes £27m of the total costs related to the fair value movement on assets brought directly on to the balance sheet following the restructuring of a sub-fund of Standard Life Investments (Global Liquidity Funds) plc. As reported in the Standard Life Group *Interim Management Statement* for Q1 2008 issued on 30 April, the Group restructured the Global Liquidity Funds during the period following the continued deterioration in liquidity conditions. The impact on Standard Life Investments IFRS profit before tax in H1 2008 was negative £66m, resulting in a loss of £15m (H1 2007: £42m profit).

#### Looking ahead

In the second half of 2008 we will continue our strategy to increase the diversity of our earnings by increasing our capability in selected product areas. We continue to see a good volume of 'Requests for Proposals' and our pipeline of confirmed third party new business remains good, driven substantially by Institutional funds. We expect the second half of 2008 to be challenging for all players in the industry, including Standard Life Investments, but we remain confident in the solid underlying performance of the business.

## 1.8 Basis of preparation

### Overview

Our business review for the period to 30 June 2008 has been prepared in line with the Disclosure and Transparency Rules (DTR) issued by the Financial Services Authority (FSA). The DTR incorporates the requirement of the EU Transparency Directive for all UK listed companies to report their half yearly results in accordance with IAS 34. Under DTR 4.2.7 the Group is required to provide at least an indication of important events that have occurred during the first six months of the financial year, and their impact on the financial statements, and a description of the principal risks and uncertainties for the remaining six months of the financial year. Principal uncertainties are detailed in Section 1.1 Group overview and principal risks are detailed in Section 1.6 Risk management and Note 37 of the Group's 2007 *Annual Report and Accounts*. Under DTR 4.2.8 we are also required to make certain related party disclosures. These are contained in Note 4.12 to the IFRS financial statements. To provide clear and helpful information, we have also considered the voluntary best practice principles of the Reporting statement: Operating and Financial Review (OFR) issued by the Accounting Standards Board (ASB).

The Group's financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS). However, our Board believes that non-GAAP measures, which we have used in the business review, together with other measures that are calculated in accordance with IFRS, are useful for both management and investors and make it easier to understand our Group's performance.

The most important non-GAAP measures in the business review include European Embedded Value (EEV) information and IFRS underlying profit.

All non-GAAP measures should be read together with the Group's IFRS statutory income statement, balance sheet and cash flow statement which are presented in Section 4.

### EEV and IFRS reporting

The financial results are prepared on both an EEV basis and an IFRS basis as endorsed by the European Union (EU). All EU listed companies are required to prepare consolidated financial statements using IFRS issued by the International Accounting Standards Board as endorsed by the EU. EEV measures the net assets of the business plus the present value of future profits expected to arise from in-force long-term life assurance and pension policies and is designed to give a more accurate reflection of the performance of long-term savings business. The EEV basis has been determined in accordance with the EEV Principles and Guidance issued in May 2004 and October 2005 by the CFO forum. The CFO forum represents the chief financial officers of major European insurers, including Standard Life. EEV methodology has been applied to 'covered' business, which mainly comprises the Group's life and pension business. Non-covered business is generally reported on an IFRS basis. The EEV financial results in Section 3 have been prepared in accordance with the EEV methodology applied by the Group in Note 3.16 for H1 2008, and in the relevant EEV methodology notes included in the 2007 *Interim results* and 2007 *Annual Report and Accounts* in respect of the comparative periods. The IFRS financial results in Section 4 have been prepared on the basis of the IFRS accounting policies applied by the Group in the 2007 IFRS financial statements.

### EEV Operating and IFRS underlying profit

The segmental analysis of IFRS underlying profit before tax presents profit before tax attributable to equity holders adjusted for non-operating items. The H1 2008 EEV consolidated income statement presents EEV profit showing both operating and non-operating items. In doing so the Directors believe they are presenting a more meaningful indication of the underlying business performance of the Group. The H1 2008 EEV consolidated income statement is presented in Section 3 and the H1 2008 IFRS reconciliation of Group underlying profit to profit before tax is presented in Section 4.

# 2 Statement of Directors' responsibilities

# Statement of Directors' Responsibilities

We confirm to the best of our knowledge that:

1. the condensed set of financial statements which has been prepared in accordance with IAS 34 as adopted by the European Union gives a true and fair view of the assets, liabilities, financial position and profit or loss of the company and the undertakings included in the consolidation taken as a whole; and

2. the interim management report includes a fair review of the information required by DTR 4.2.7 and DTR 4.2.8, namely important events that have occurred during the period and their impact on the condensed set of financial statements, as well as a description of the principal risks and uncertainties faced by the company and the undertakings included in the consolidation taken as a whole for the remaining six months of the financial year; and

3. the interim management report includes a fair review of material related party transactions and any material changes in the related party transactions described in the last annual report; and

4. the consolidated income statement, the earnings per share statement, the consolidated statement of recognised income and expense and the consolidated balance sheet and associated notes have been prepared on the European Embedded Value basis as set out in Note 3.1.

By Order of the Board

**Gerry Grimstone**, Chairman
6 August 2008

**David Nish**, Group Finance Director
6 August 2008

# 3 European Embedded Value (EEV)

# EEV consolidated income statement

## For the six months ended 30 June 2008

| | Notes | 6 months 2008 £m | 6 months 2007 £m | Full year 2007 £m |
|---|---|---|---|---|
| **Covered business** | | | | |
| UK | | **403** | 252 | 606 |
| Canada | | **79** | 75 | 178 |
| Europe | | **26** | 14 | 26 |
| Other covered business | | **(16)** | (6) | (12) |
| HWPF TVOG | | **8** | (2) | 42 |
| **Covered business operating profit** | 3.2(a) | **500** | 333 | 840 |
| Investment management* | 3.6(b) | **31** | 28 | 48 |
| Banking | | **12** | 14 | 32 |
| Healthcare | | **8** | 2 | 13 |
| Group Corporate Centre costs | | **(25)** | (26) | (57) |
| Other non-covered business | 3.6(c) | **8** | 2 | 5 |
| **Non-covered business operating profit** | | **34** | 20 | 41 |
| **Operating profit before tax** | | **534** | 353 | 881 |
| **Non-operating items** | | | | |
| Long-term investment return and tax variances | 3.2(a) | **(516)** | 31 | (17) |
| Effect of economic assumption changes | 3.2(a) | **40** | 52 | 27 |
| Restructuring and corporate transaction expenses** | | **(44)** | (3) | (31) |
| Other non-operating items | 3.6(b) | **(27)** | - | 17 |
| Volatility arising on different asset and liability valuation bases | | **28** | 28 | (39) |
| **Profit before tax** | | **15** | 461 | 838 |
| Attributed tax | | **(8)** | (140) | (251) |
| **Profit after tax** | | **7** | 321 | 587 |

* Investment management operating profit before tax is stated after excluding profits of £21m (6 months ended 30 June 2007: £14m, 12 months ended 31 December 2007: £35m) which have been generated by the life and pensions businesses.
** Refer to IFRS Note 4.3.

# EEV earnings per share (EPS)

## For the six months ended 30 June 2008

| | 6 months 2008 | 6 months 2007 | Full year 2007 |
|---|---|---|---|
| **EEV operating profit after tax attributable to equity holders of Standard Life plc (£m) **** | **377** | 245 | 617 |
| Basic EPS (pence) | **17.3** | 11.6 | 28.9 |
| Weighted average number of ordinary shares in issue (millions) | **2,175** | 2,106 | 2,138 |
| Diluted EPS (pence) | **17.3** | 11.2 | 28.3 |
| Weighted average number of ordinary shares on a diluted basis (millions)* | **2,175** | 2,179 | 2,177 |

* Includes the full dilutive effect of bonus shares committed to at the time of the demutualisation of The Standard Life Assurance Company (SLAC) and the flotation of Standard Life plc and share awards and share options.
** EEV operating profit before tax of £534m (6 months ended 30 June 2007: £353m, 12 months ended 31 December 2007: £881m) less attributed tax on operating profit of £157m (6 months ended 30 June 2007: £108m, 12 months ended 31 December 2007: £264m).

# EEV consolidated statement of recognised income and expense

### For the six months ended 30 June 2008

| | Notes | 6 months 2008 £m | 6 months 2007 £m | Full year 2007 £m |
|---|---|---|---|---|
| Fair value gains/(losses) on cash flow hedges | | **15** | 21 | (6) |
| Actuarial (losses)/gains on defined benefit pension schemes | | **(8)** | 23 | (3) |
| Exchange differences on translating foreign operations* | | **(11)** | 60 | 191 |
| Aggregate tax effect of items not recognised in income statement | | **(3)** | (9) | (1) |
| Other | | **(2)** | 3 | 6 |
| **Net (expense)/income recognised directly in consolidated balance sheet** | | **(9)** | 98 | 187 |
| Profit after tax | | **7** | 321 | 587 |
| **Total recognised (expense)/income for the period attributable to equity holders** | 3.7 | **(2)** | 419 | 774 |

* Exchange differences primarily relate to Canada.

# EEV consolidated balance sheet

### As at 30 June 2008

| | Notes | 30 June 2008 £m | 30 June 2007 £m | 31 December 2007 £m |
|---|---|---|---|---|
| **Covered business** | | | | |
| Free surplus | | **907** | 843 | 1,237 |
| Required capital | | **709** | 589 | 680 |
| **Net worth** | | **1,616** | 1,432 | 1,917 |
| Present value of in-force | | **3,490** | 3,689 | 3,639 |
| Cost of required capital | | **(326)** | (304) | (312) |
| **Total embedded value of covered business** | 3.2(c) | **4,780** | 4,817 | 5,244 |
| **Non-covered business** | | | | |
| Investment management | | **129** | 129 | 142 |
| Banking | | **350** | 362 | 303 |
| Healthcare | | **99** | 117 | 95 |
| Group Corporate Centre | | **762** | 586 | 513 |
| Other non-covered business | | **58** | 37 | 49 |
| UK pension scheme deficit | | **(137)** | (118) | (135) |
| **Total net assets of non-covered business** | 3.6(a) | **1,261** | 1,113 | 967 |
| **Total Group embedded value** | 3.7 | **6,041** | 5,930 | 6,211 |
| **Equity** | | | | |
| Share capital | | **218** | 210 | 217 |
| Share premium reserve | | **792** | 799 | 792 |
| Other reserves | | **2,246** | 1,904 | 2,273 |
| EEV reserves | | **2,785** | 3,017 | 2,929 |
| **Total equity*** | | **6,041** | 5,930 | 6,211 |

* Embedded value equity per share is 277p as at 30 June 2008 compared to 272p as at 30 June 2007 and 285p as at 31 December 2007 based on diluted share totals of 2,177m as at 30 June 2008 and 2,179m as at 30 June 2007 and 2,177m as at 31 December 2007.

# Notes to the EEV financial information

## 3.1 Basis of preparation

The European Embedded Value (EEV) basis results have been prepared in accordance with the EEV Principles and Guidance issued in May 2004 by the CFO Forum of European Insurance Companies and the Additional Guidance issued in October 2005. EEV reports the value of business in-force based on a set of best estimate assumptions, allowing for the impact of uncertainty inherent in future assumptions, the cost of holding required capital and the value of free surplus. The total profit recognised over the lifetime of a policy is the same as under International Financial Reporting Standards (IFRS), but the timing of recognition of profits is different.

EEV includes the net assets of the businesses that are owned by equity holders of Standard Life plc plus the present value of future profits expected to arise from in-force long-term insurance policies (PVIF) where these future profits are attributable to equity holders under the Scheme of Demutualisation (the Scheme) or from sales of new business since 10 July 2006.

The opening and closing EEV numbers, and therefore the profit arising in the period, for the covered business are determined on an after tax basis. The tax assumptions are based upon the best estimate of the actual tax expected to arise. Profit before tax is derived by grossing up profit after tax at the standard rate of corporation tax appropriate to each territory. While for some territories this rate does not equate to the actual effective rate of tax used in the calculation of after tax profits, it provides a consistent grossing up basis upon which to compare results from one year to another and is in line with the Group's expectation of the rate of tax applicable to business sold after demutualisation.

A detailed description of EEV methodology is provided in Note 3.16. There have been no significant changes to EEV methodology from that adopted in the 2007 *Annual Report and Accounts* except as included in the notes below.

### Comparatives

The categories of business included within covered business were expanded in the 2007 *Annual Report and Accounts* to include certain mutual funds sold in the UK and Canada. This change has been reflected in the comparative results for 30 June and 31 December 2007 by processing an opening adjustment of £19m (positive £32m for covered business and negative £13m for non-covered business) in the EEV, capturing the PVIF as at 1 January 2007 within covered business and removing any related intangibles, e.g. deferred acquisition costs, from the opening net assets of non-covered business. The movement in the EEV of those mutual funds is reflected in the covered business EEV movement with changes in net worth transferred back to non-covered business for inclusion in their closing net asset position. No covered business movement has been included within the comparative results for 30 June 2007.

The investment management result for all periods includes the profits of other general insurance operations managed by Standard Life Investments. Previously, all general insurance was included under healthcare and general insurance.

### Assumptions

Economic assumptions derived from market data are updated using market observed values at the current reporting period end. In general, other assumptions, including most expense and other non-economic assumptions, are reviewed on an annual basis.

### Non-covered business

EEV operating profit for the six months to 30 June 2008 is defined as IFRS normalised underlying profit[1,2]. In 2007 EEV operating profit was defined as IFRS underlying profit[1]. For both the six months to 30 June 2007 and the 12 months to 31 December 2007, IFRS underlying profit and IFRS normalised underlying profit for non-covered business were the same.

### Continuous Improvement Programme

In March 2007, we announced our aim to reduce underlying costs by a further £100m by 2009. In 2008, £19m (2007: £9m) of costs associated with progressing this initiative have already been incurred in restructuring and corporate transaction expenses.

### UK annuity reinsurance

On 14 February 2008 Standard Life Assurance Limited entered into a reinsurance treaty with Canada Life International Re in respect of part of its UK immediate annuity liabilities. As a result of this transaction, EEV operating profit before tax increased by £119m. An analysis of this profit is shown in Note 3.2(a).

[1] As adjusted for SLI look through profits and the return on certain mutual funds which are recognised in covered business.

[2] The only difference between IFRS normalised underlying profit and IFRS underlying profit arises within investment management, as described in Note 3.6(b).

## 3.2 Segmental analysis – covered business

### (a) Segmental EEV income statement

| 6 months to 30 June 2008 | Notes | UK £m | Canada £m | Europe £m | Other £m | HWPF TVOG £m | Total £m |
|---|---|---|---|---|---|---|---|
| Contribution from new business | 3.3 | 138 | 18 | 1 | - | - | 157 |
| Contribution from in-force business: | | | | | | | |
| Expected return on existing business | | 147 | 55 | 16 | - | - | 218 |
| Experience variances | 3.4 | 23 | 4 | (2) | - | (3) | 22 |
| Operating assumption changes | 3.5 | 96 | - | 13 | - | 11 | 120 |
| Development expenses | | (13) | (1) | (2) | - | - | (16) |
| Expected return on free surplus | | 12 | 3 | - | (16) | - | (1) |
| **Operating profit before tax** | | **403** | **79** | **26** | **(16)** | **8** | **500** |
| Investment return and tax variances | | (405) | (1) | (18) | - | (92) | (516) |
| Effect of economic assumption changes | | (58) | 22 | (6) | - | 82 | 40 |
| Restructuring expenses | | (15) | (1) | - | - | - | (16) |
| **Profit before tax** | | **(75)** | **99** | **2** | **(16)** | **(2)** | **8** |
| Attributed tax | | 21 | (28) | (1) | - | 1 | (7) |
| **Profit after tax** | | **(54)** | **71** | **1** | **(16)** | **(1)** | **1** |

| 6 months to 30 June 2007 | Notes | UK £m | Canada £m | Europe £m | Other £m | HWPF TVOG £m | Total £m |
|---|---|---|---|---|---|---|---|
| Contribution from new business | 3.3 | 133 | 14 | 4 | - | - | 151 |
| Contribution from in-force business: | | | | | | | |
| Expected return on existing business | | 145 | 43 | 13 | - | - | 201 |
| Experience variances | 3.4 | (28) | 19 | (4) | - | (2) | (15) |
| Operating assumption changes | 3.5 | (3) | - | 4 | - | - | 1 |
| Development expenses | | (4) | - | (3) | - | - | (7) |
| Expected return on free surplus | | 9 | (1) | - | (6) | - | 2 |
| **Operating profit before tax** | | **252** | **75** | **14** | **(6)** | **(2)** | **333** |
| Investment return and tax variances | | (16) | 52 | (7) | - | 2 | 31 |
| Effect of economic assumption changes | | 47 | (36) | 17 | - | 24 | 52 |
| Restructuring expenses | | - | - | - | - | - | - |
| **Profit before tax** | | **283** | **91** | **24** | **(6)** | **24** | **416** |
| Attributed tax | | (80) | (28) | (7) | 1 | (7) | (121) |
| **Profit after tax** | | **203** | **63** | **17** | **(5)** | **17** | **295** |

## 3.2 Segmental analysis – covered business *continued*

### (a) Segmental EEV income statement *continued*

| 12 months to 31 December 2007 | Notes | UK £m | Canada £m | Europe £m | Other £m | HWPF TVOG £m | Total £m |
|---|---|---|---|---|---|---|---|
| Contribution from new business | 3.3 | 282 | 37 | 26 | - | - | 345 |
| Contribution from in-force business: | | | | | | | |
| Expected return on existing business | | 288 | 88 | 25 | - | - | 401 |
| Experience variances | 3.4 | (116) | 31 | (5) | - | 42 | (48) |
| Operating assumption changes | 3.5 | 139 | 21 | (12) | - | - | 148 |
| Development expenses | | (11) | (2) | (9) | - | - | (22) |
| Expected return on free surplus | | 24 | 3 | 1 | (12) | - | 16 |
| **Operating profit before tax** | | **606** | **178** | **26** | **(12)** | **42** | **840** |
| Investment return and tax variances | | (105) | 80 | (10) | - | 18 | (17) |
| Effect of economic assumption changes | | (56) | 71 | - | - | 12 | 27 |
| Restructuring expenses | | (6) | - | - | - | - | (6) |
| **Profit before tax** | | **439** | **329** | **16** | **(12)** | **72** | **844** |
| Attributed tax | | (123) | (92) | (5) | 1 | (21) | (240) |
| **Profit after tax** | | **316** | **237** | **11** | **(11)** | **51** | **604** |

An analysis of profit after tax by territory for the 6 months to June 2008 and the 6 months to June 2007 is provided in Note 3.9.

Operating profit before tax for covered business is calculated using the expected long-term investment return. Investment variances, the effect of economic assumption changes and the other non-operating items are excluded from the operating profit for the period and are reported as part of the total EEV profit.

HWPF TVOG represents the time value of financial options and guarantees (TVOG) arising from the Heritage With Profits Fund (HWPF). Although this fund includes business written by UK, Germany and Ireland, it is managed at a combined level and therefore is not included within the results of each individual territory. The results for Canada include the cost of the Canadian TVOG, and the results for Europe include the cost of TVOG arising on business written outside of the HWPF in Germany.

The principal effect of determining the pre-tax results using the standard rate of tax compared to the actual effective rate is to decrease the Effect of economic assumption changes by £53m – UK: £52m, Europe: £1m (1 January to 30 June 2007: £53m negative – UK: £51m negative, Europe: £2m negative) – arising from the impact of investment related changes in the value of the tax effects that have been assumed to arise as a result of funding HWPF transfers out of unallocated surplus.

The reinsurance of part of the UK immediate annuity liabilities as described in Note 3.1 has led to an operating profit before tax of £119m. This is included in the segmental EEV income statement within operating assumption changes. The major source of this profit arises from a reduction in the risk of adverse changes in future annuitant mortality experience which has led to a reduction in the 30 June 2008 UK and Europe HWPF non-market risk margins within the risk discount rates, as described in Note 3.12. This produced an operating profit before tax of £129m (£117m in UK, £12m in Europe). In addition, a profit of £11m arose from the consequential reduction in HWPF TVOG due to the reduction in the allowance for credit risk and the change in the HWPF working capital. The impact on future margins and solvency costs in the UK was negative £30m, with other UK benefits from the transaction generating £9m of profit.

HWPF TVOG shows separate movements in investment variances and economic assumptions whereas in practice economic assumption changes are highly dependent on the same factors that give rise to investment variances, for example market yields. Therefore, the key consideration is the net effect of the two items rather than the individual items themselves.

Restructuring expenses represent the covered business costs associated with the Continuous Improvement Programme (CIP) as described in Note 3.1.

## 3.2 Segmental analysis – covered business *continued*

### (b) Segmental analysis of movements in EEV

| 6 months to 30 June 2008 | UK £m | Canada £m | Europe £m | Other £m | HWPF TVOG £m | Total £m |
|---|---|---|---|---|---|---|
| **Opening EEV** | 3,588 | 1,276 | 335 | 86 | (41) | 5,244 |
| Opening adjustments | - | - | - | - | - | - |
| **Opening adjusted EEV** | 3,588 | 1,276 | 335 | 86 | (41) | 5,244 |
| Profit after tax | (54) | 71 | 1 | (16) | (1) | 1 |
| Internal capital transfers | (440) | (39) | 15 | 17 | - | (447) |
| Transfer back of surplus to SLI | (14) | (1) | - | - | - | (15) |
| Transfer back of mutual funds net worth | 7 | (1) | - | - | - | 6 |
| Actuarial gains/(losses) on defined benefit pension schemes | - | - | - | - | - | - |
| Foreign exchange differences | - | (35) | 26 | - | - | (9) |
| Aggregate tax effect of items not recognised in Income Statement | - | - | - | - | - | - |
| Other | - | - | - | - | - | - |
| **Closing EEV** | 3,087 | 1,271 | 377 | 87 | (42) | 4,780 |

| 6 months to 30 June 2007 | UK £m | Canada £m | Europe £m | Other £m | HWPF TVOG £m | Total £m |
|---|---|---|---|---|---|---|
| **Opening EEV** | 3,370 | 901 | 271 | 49 | (92) | 4,499 |
| Opening adjustments | - | 32 | - | - | - | 32 |
| **Opening adjusted EEV** | 3,370 | 933 | 271 | 49 | (92) | 4,531 |
| Profit after tax | 203 | 63 | 17 | (5) | 17 | 295 |
| Internal capital transfers | (32) | (33) | (7) | 4 | - | (68) |
| Transfer back of surplus to SLI | (10) | (1) | - | - | - | (11) |
| Transfer back of mutual funds net worth | - | - | - | - | - | - |
| Actuarial gains/(losses) on defined benefit pension schemes | - | 9 | 1 | - | - | 10 |
| Foreign exchange differences | - | 62 | (2) | 1 | - | 61 |
| Aggregate tax effect of items not recognised in Income Statement | - | (3) | - | - | - | (3) |
| Other | 2 | - | - | - | - | 2 |
| **Closing EEV** | 3,533 | 1,030 | 280 | 49 | (75) | 4,817 |

## 3.2 Segmental analysis – covered business *continued*

### (b) Segmental analysis of movements in EEV *continued*

| 12 months to 31 December 2007 | UK £m | Canada £m | Europe £m | Other £m | HWPF TVOG £m | Total £m |
|---|---|---|---|---|---|---|
| **Opening EEV** | **3,370** | **901** | **271** | **49** | **(92)** | **4,499** |
| Opening adjustments | - | 32 | - | - | - | 32 |
| **Opening adjusted EEV** | **3,370** | **933** | **271** | **49** | **(92)** | **4,531** |
| Profit after tax | 316 | 237 | 11 | (11) | 51 | 604 |
| Internal capital transfers | (93) | (63) | 21 | 46 | - | (89) |
| Transfer back of surplus to SLI | (23) | (2) | - | - | - | (25) |
| Transfer back of mutual funds net worth | 15 | (4) | - | - | - | 11 |
| Actuarial gains/(losses) on defined benefit pension schemes | - | 14 | 5 | - | - | 19 |
| Foreign exchange differences | - | 164 | 26 | 3 | - | 193 |
| Aggregate tax effect of items not recognised in Income Statement | - | (3) | - | - | - | (3) |
| Other | 3 | - | 1 | (1) | - | 3 |
| **Closing EEV** | **3,588** | **1,276** | **335** | **86** | **(41)** | **5,244** |

Capital movements mainly reflect dividend transfers to Standard Life plc.

Opening adjustments in the UK and Canada reflect the inclusion of certain mutual funds in covered business as explained in the basis of preparation Note 3.1.

## 3.2 Segmental analysis – covered business *continued*

### (c) Segmental analysis of opening and closing EEV

| At 30 June 2008 | UK £m | Canada £m | Europe £m | Other £m | HWPF TVOG £m | Total £m |
|---|---|---|---|---|---|---|
| **Analysis of EEV** | | | | | | |
| Free surplus | 970 | 168 | 13 | 86 | - | 1,237 |
| PVIF | 2,589 | 765 | 326 | - | (41) | 3,639 |
| Required capital | 63 | 611 | 6 | - | - | 680 |
| Cost of capital | (34) | (268) | (10) | - | - | (312) |
| **Opening adjusted EEV** | **3,588** | **1,276** | **335** | **86** | **(41)** | **5,244** |
| **Analysis of EEV** | | | | | | |
| Free surplus | 609 | 183 | 28 | 87 | - | 907 |
| PVIF | 2,434 | 745 | 353 | - | (42) | 3,490 |
| Required capital | 98 | 602 | 9 | - | - | 709 |
| Cost of capital | (54) | (259) | (13) | - | - | (326) |
| **Closing EEV** | **3,087** | **1,271** | **377** | **87** | **(42)** | **4,780** |

| At 30 June 2007 | UK £m | Canada £m | Europe £m | Other £m | HWPF TVOG £m | Total £m |
|---|---|---|---|---|---|---|
| **Analysis of EEV** | | | | | | |
| Free surplus | 656 | 24 | (9) | 49 | - | 720 |
| PVIF | 2,693 | 633 | 278 | - | (92) | 3,512 |
| Required capital | 32 | 526 | 4 | - | - | 562 |
| Cost of capital | (11) | (250) | (2) | - | - | (263) |
| **Opening adjusted EEV** | **3,370** | **933** | **271** | **49** | **(92)** | **4,531** |
| **Analysis of EEV** | | | | | | |
| Free surplus | 682 | 132 | (20) | 49 | - | 843 |
| PVIF | 2,818 | 648 | 298 | - | (75) | 3,689 |
| Required capital | 51 | 532 | 6 | - | - | 589 |
| Cost of capital | (18) | (282) | (4) | - | - | (304) |
| **Closing EEV** | **3,533** | **1,030** | **280** | **49** | **(75)** | **4,817** |

| At 31 December 2007 | UK £m | Canada £m | Europe £m | Other £m | HWPF TVOG £m | Total £m |
|---|---|---|---|---|---|---|
| **Analysis of EEV** | | | | | | |
| Free surplus | 656 | 24 | (9) | 49 | - | 720 |
| PVIF | 2,693 | 633 | 278 | - | (92) | 3,512 |
| Required capital | 32 | 526 | 4 | - | - | 562 |
| Cost of capital | (11) | (250) | (2) | - | - | (263) |
| **Opening adjusted EEV** | **3,370** | **933** | **271** | **49** | **(92)** | **4,531** |
| **Analysis of EEV** | | | | | | |
| Free surplus | 970 | 168 | 13 | 86 | - | 1,237 |
| PVIF | 2,589 | 765 | 326 | - | (41) | 3,639 |
| Required capital | 63 | 611 | 6 | - | - | 680 |
| Cost of capital | (34) | (268) | (10) | - | - | (312) |
| **Closing EEV** | **3,588** | **1,276** | **335** | **86** | **(41)** | **5,244** |

## 3.3 Analysis of new business contribution

The following table sets out the premium volumes and contribution from new business written by the life and related businesses, consistent with the definition of new business set out in Note 3.16.

New business contribution (NBC) and the present value of new business premiums (PVNBP) margins are shown after the effect of required capital.

| 6 months to 30 June 2008 | NBC £m | Single premiums £m | Annualised regular premiums £m | PVNBP £m | PVNBP multiplier[1] | PVNBP margin[2] % |
|---|---|---|---|---|---|---|
| Individual pensions | 36 | 2,227 | 59 | 2,509 | 4.8 | 1.4 |
| Group pensions | 44 | 665 | 268 | 1,803 | 4.2 | 2.4 |
| Institutional pensions | 10 | 820 | 60 | 964 | 2.4 | 1.1 |
| Savings and investments | 8 | 1,587 | 5 | 1,619 | 6.4 | 0.5 |
| Annuities | 40 | 252 | - | 252 | - | 15.9 |
| Protection | - | - | 1 | 4 | 4.0 | 6.2 |
| **UK** | **138** | **5,551** | **393** | **7,151** | **4.1** | **1.9** |
| Canada | 18 | 738 | 43 | 1,201 | 11.0 | 1.5 |
| Europe | 1 | 146 | 30 | 419 | 9.1 | 0.2 |
| Other | - | 47 | 53 | 293 | 4.6 | - |
| **Total covered business** | **157** | **6,482** | **519** | **9,064** | **5.0** | **1.7** |

| 6 months to 30 June 2007 | NBC[3] £m | Single premiums £m | Annualised regular premiums £m | PVNBP £m | PVNBP multiplier[1] | PVNBP margin[2,3] % |
|---|---|---|---|---|---|---|
| Individual pensions | 56 | 2,733 | 61 | 3,036 | 5.0 | 1.8 |
| Group pensions | 31 | 584 | 246 | 1,543 | 3.9 | 2.0 |
| Institutional pensions | 2 | 982 | - | 982 | - | 0.2 |
| Savings and investments | 17 | 1,342 | 4 | 1,366 | 6.0 | 1.5 |
| Annuities | 31 | 257 | - | 257 | - | 12.0 |
| Protection | (4) | - | 2 | 13 | 6.5 | (32.4) |
| **UK** | **133** | **5,898** | **313** | **7,197** | **4.2** | **1.9** |
| Canada | 14 | 495 | 22 | 738 | 11.0 | 2.3 |
| Europe | 4 | 230 | 34 | 513 | 8.3 | 0.8 |
| Other | - | 18 | 19 | 125 | 5.6 | - |
| **Total covered business** | **151** | **6,641** | **388** | **8,573** | **5.0** | **1.8** |

| 12 months to 31 December 2007 | NBC £m | Single premiums £m | Annualised regular premiums £m | PVNBP £m | PVNBP multiplier[1] | PVNBP margin[2] % |
|---|---|---|---|---|---|---|
| Individual pensions | 123 | 4,803 | 108 | 5,302 | 4.6 | 2.3 |
| Group pensions | 60 | 975 | 447 | 2,817 | 4.1 | 2.1 |
| Institutional pensions | 17 | 2,015 | - | 2,015 | - | 0.8 |
| Savings and investments | 34 | 2,607 | 14 | 2,672 | 4.6 | 1.3 |
| Annuities | 54 | 494 | - | 494 | - | 11.0 |
| Protection | (6) | - | 4 | 24 | 6.0 | (23.7) |
| **UK** | **282** | **10,894** | **573** | **13,324** | **4.2** | **2.1** |
| Canada | 37 | 977 | 59 | 1,654 | 11.5 | 2.3 |
| Europe | 26 | 436 | 81 | 1,179 | 9.2 | 2.2 |
| Other | - | 64 | 42 | 266 | 4.8 | - |
| **Total covered business** | **345** | **12,371** | **755** | **16,423** | **5.4** | **2.1** |

[1] The PVNBP multiplier is calculated as the total of PVNBP less single premiums, divided by annualised regular premiums.
[2] PVNBP margins are calculated as NBC divided by PVNBP on the underlying unrounded numbers.
[3] NBC and PVNBP margin do not include any contribution from mutual funds.

## 3.4 Experience variances

| 6 months to 30 June 2008 | UK £m | Canada £m | Europe £m | HWPF TVOG £m | Total £m |
|---|---|---|---|---|---|
| Lapses | - | - | 2 | - | 2 |
| Maintenance expenses | - | (3) | - | - | (3) |
| Mortality and morbidity | - | - | (1) | - | (1) |
| Tax | 16 | 9 | (1) | - | 24 |
| Other | 7 | (2) | (2) | (3) | - |
| **Total** | **23** | **4** | **(2)** | **(3)** | **22** |

| 6 months to 30 June 2007 | UK £m | Canada £m | Europe £m | HWPF TVOG £m | Total £m |
|---|---|---|---|---|---|
| Lapses | (25) | - | (3) | - | (28) |
| Maintenance expenses | 1 | (2) | (1) | - | (2) |
| Mortality and morbidity | - | - | - | - | - |
| Tax | (4) | 19 | (2) | - | 13 |
| Other | - | 2 | 2 | (2) | 2 |
| **Total** | **(28)** | **19** | **(4)** | **(2)** | **(15)** |

| 12 months to December 2007 | UK £m | Canada £m | Europe £m | HWPF TVOG £m | Total £m |
|---|---|---|---|---|---|
| Lapses | (28) | - | (2) | - | (30) |
| Maintenance expenses | 8 | 2 | (1) | - | 9 |
| Mortality and morbidity | 5 | - | - | - | 5 |
| Tax | 9 | 25 | (4) | - | 30 |
| Other | (110) | 4 | 2 | 42 | (62) |
| **Total** | **(116)** | **31** | **(5)** | **42** | **(48)** |

The UK short-term lapse provision has reduced from £92m at the start of the year to £76m at 30 June 2008. The lapse variance of £2m in Europe reflects the favourable experience in Ireland compared to the increased lapse assumptions that were implemented at the end of 2007. The adequacy of lapse assumptions is reviewed as part of the annual review of all non-economic assumptions at the year end.

Tax variances in the UK and Canada reflect favourable experience from tax arrangements and reserve changes.

Other variances in the UK largely arise from modelling and data changes.

## 3.5 Operating assumption changes

| 6 months to 30 June 2008 | UK £m | Canada £m | Europe £m | HWPF TVOG £m | Total £m |
|---|---|---|---|---|---|
| Lapses | - | - | - | - | - |
| Maintenance expenses | - | - | - | - | - |
| Mortality and morbidity | - | - | - | - | - |
| Tax | - | - | - | - | - |
| Other | 96 | - | 13 | 11 | 120 |
| **Total** | **96** | **-** | **13** | **11** | **120** |

| 6 months to 30 June 2007 | UK £m | Canada £m | Europe £m | HWPF TVOG £m | Total £m |
|---|---|---|---|---|---|
| Lapses | (4) | - | - | - | (4) |
| Maintenance expenses | 1 | - | - | - | 1 |
| Mortality and morbidity | - | - | - | - | - |
| Tax | - | - | - | - | - |
| Other | - | - | 4 | - | 4 |
| **Total** | **(3)** | **-** | **4** | **-** | **1** |

| 12 months to 31 December 2007 | UK £m | Canada £m | Europe £m | HWPF TVOG £m | Total £m |
|---|---|---|---|---|---|
| Lapses | (249) | 52 | (22) | - | (219) |
| Maintenance expenses | 69 | 23 | 8 | - | 100 |
| Mortality and morbidity | (52) | (48) | - | - | (100) |
| Tax | 26 | - | - | - | 26 |
| Other | 345 | (6) | 2 | - | 341 |
| **Total** | **139** | **21** | **(12)** | **-** | **148** |

In general, operating assumptions for the main classes of business, including most expense and other non-economic assumptions, are reviewed on an annual basis. The impact of this review will be reflected in the full year results.

£119m of the Other operating assumption changes arise from the impact of the UK annuity reassurance, as described in Note 3.2(a).

## 3.6 Non-covered business

Non-covered business EEV operating profit is represented by IFRS normalised underlying profit as adjusted for SLI look through profits and the return on certain mutual funds which are recognised in covered business.

### (a) Segmental analysis – non-covered business

| 6 months to 30 June 2008 | Investment management £m | Banking £m | Healthcare £m | Other including Group Corporate Centre £m | UK pension scheme deficit £m | Total non-covered business £m |
|---|---|---|---|---|---|---|
| **Opening EEV net assets** | 142 | 303 | 95 | 562 | (135) | 967 |
| Opening adjustments | - | - | - | - | - | - |
| **Opening adjusted EEV** | 142 | 303 | 95 | 562 | (135) | 967 |
| Profit after tax | (27) | 40 | 4 | (6) | (5) | 6 |
| Transfer back of net worth from covered business | 15 | - | - | (6) | - | 9 |
| Foreign exchange differences | - | - | - | (2) | - | (2) |
| Internal capital transfers | - | (5) | - | 442 | 10 | 447 |
| Distributions to equity holders | - | - | - | (168) | - | (168) |
| Other | (1) | 12 | - | (2) | (7) | 2 |
| **Closing EEV net assets** | 129 | 350 | 99 | 820 | (137) | 1,261 |

| 6 months to 30 June 2007 | Investment management £m | Banking £m | Healthcare £m | Other including Group Corporate Centre £m | UK pension scheme deficit £m | Total non-covered business £m |
|---|---|---|---|---|---|---|
| **Opening EEV net assets** | 150 | 355 | 118 | 626 | (140) | 1,109 |
| Opening adjustments | - | - | - | (13) | - | (13) |
| **Opening adjusted EEV** | 150 | 355 | 118 | 613 | (140) | 1,096 |
| Profit after tax | 20 | 32 | - | (25) | (1) | 26 |
| Transfer back of net worth from covered business | 11 | - | - | - | - | 11 |
| Foreign exchange differences | - | - | - | (1) | - | (1) |
| Internal capital transfers | (50) | (40) | (1) | 149 | 10 | 68 |
| Distributions to equity holders | - | - | - | (114) | - | (114) |
| Other | (2) | 15 | - | 1 | 13 | 27 |
| **Closing EEV net assets** | 129 | 362 | 117 | 623 | (118) | 1,113 |

## 3.6 Non-covered business *contined*

### (a) Segmental analysis – non-covered business *continued*

| 12 months to 31 December 2007 | Investment management £m | Banking £m | Healthcare £m | Other including Group Corporate Centre £m | UK pension scheme deficit £m | Total non-covered business £m |
|---|---|---|---|---|---|---|
| **Opening EEV net assets** | 150 | 355 | 118 | 626 | (140) | 1,109 |
| Opening adjustments | - | - | - | (13) | - | (13) |
| **Opening adjusted EEV** | 150 | 355 | 118 | 613 | (140) | 1,096 |
| Profit after tax | 49 | (8) | 5 | (70) | 7 | (17) |
| Transfer back of net worth from covered business | 25 | - | - | (11) | - | 14 |
| Foreign exchange differences | - | - | - | (2) | - | (2) |
| Internal capital transfers | (82) | (40) | (28) | 219 | 20 | 89 |
| Distributions to equity holders | - | - | - | (197) | - | (197) |
| Other | - | (4) | - | 10 | (22) | (16) |
| **Closing EEV net assets** | 142 | 303 | 95 | 562 | (135) | 967 |

Opening adjustments relate to the elimination of £13m of opening deferred acquisition costs in respect of those mutual funds transferred to covered business.

### (b) Investment management EEV profits before tax

Investment management profits are included in EEV on a look through basis. This means that the profits from investment management generated from the life and pensions business are allocated to covered business. However, the covered business life and pension profits include £9m (6 months to 30 June 2007: £2m; 12 months to 31 December 2007: £13m) of profits relating to products which are actively marketed and sold to third parties through investment management distribution channels. If these profits are added to the third party profits disclosed for non-covered business there are third party EEV operating profits of £40m (6 months to 30 June 2007: profit £30m; 12 months to 31 December 2007: profit £61m) for investment management out of the total EEV operating profits for investment management of £52m (6 months to 30 June 2007: profit £42m; 12 months to 31 December 2007: profit £83m).

| | **6 months 2008 £m** | 6 months 2007 £m | Full year 2007 £m |
|---|---|---|---|
| Life and pensions look through profits before tax | **21** | 14 | 35 |
| Third party related life and pensions profits before tax | **(9)** | (2) | (13) |
| **Life and pensions look through profits before tax excluding third party profits** | **12** | 12 | 22 |
| Third party related life and pensions profits before tax | **9** | 2 | 13 |
| Third party related profits before tax | **31** | 28 | 48 |
| **Total third party related profits before tax** | **40** | 30 | 61 |
| **Total EEV operating profit before tax** | **52** | 42 | 83 |
| Non-operating items[1] | **(67)** | - | 17 |
| **Total EEV profit before tax** | **(15)** | 42 | 100 |

[1] The £67m non-operating loss item for the six months to 30 June 2008 includes a loss of £66m from the Global Liquidity Fund restructuring as described in Note 4.3 of the IFRS financial information. This consists of a loss of £27m, relating to fair value movements of assets brought directly on to the balance sheet, which is included within IFRS underlying profit but which has been excluded from IFRS normalised underlying profit, and a loss of £39m which has been excluded from IFRS underlying profit.

## 3.6 Non-covered business *contined*

### (c) Other EEV operating profits before tax

| | 6 months 2008 £m | 6 months 2007 £m | Full year 2007 £m |
|---|---|---|---|
| Canada non-life subsidiaries | 2 | 1 | 4 |
| Canada mutual funds transferred to covered business | (1) | - | (4) |
| Canada non-life subsidiaries excluding transfers to covered business | 1 | 1 | - |
| | | | |
| Standard Life Savings Limited | (18) | (21) | (50) |
| UK mutual funds transferred to covered business | 10 | - | 25 |
| Standard Life Savings excluding transfers to covered business | (8) | (21) | (25) |
| | | | |
| Standard Life plc income | 21 | 19 | 33 |
| Other | (6) | 3 | (3) |
| **Other non-covered business EEV operating profits before tax** | 8 | 2 | 5 |

All figures shown are IFRS underlying profits.

The covered business results for 6 months 2008 and full year 2007 include certain mutual funds sold in the UK and Canada. A detailed description of EEV covered business is provided within the EEV methodology in Note 3.16.

Standard Life Savings Limited is the company that writes the UK mutual funds included within covered business.

## 3.7 EEV – reconciliation of movements in consolidated balance sheet

| | 6 months 2008 £m | 6 months 2007 £m | Full year 2007 £m |
|---|---|---|---|
| Opening EEV | 6,211 | 5,608 | 5,608 |
| Opening adjustments | - | 19 | 19 |
| **Opening adjusted EEV** | 6,211 | 5,627 | 5,627 |
| | | | |
| Total recognised (expense)/income for the period | (2) | 419 | 774 |
| Distributions to equity holders | (168) | (114) | (197) |
| Issue of share capital other than in cash | 1 | - | 7 |
| Capitalisation of share premium account | - | - | (7) |
| Reserves credit for employee share-based payment schemes | 4 | 3 | 12 |
| Vested employee share-based payment schemes | (12) | (5) | (5) |
| Transfer of retained earnings for vested employee share-based payment schemes | 7 | - | - |
| **Closing EEV** | 6,041 | 5,930 | 6,211 |

## 3.8 Reconciliation of EEV net assets to IFRS net assets

| | 30 June 2008 £m | 30 June 2007 £m | 31 December 2007 £m |
|---|---|---|---|
| **Net assets on an EEV basis** | 6,041 | 5,930 | 6,211 |
| | | | |
| Present value of in-force life and pensions business | (3,164) | (3,385) | (3,327) |
| **EEV net worth** | 2,877 | 2,545 | 2,884 |
| Adjustment of long-term debt to market value | (137) | 23 | (4) |
| Canadian mark-to-market | 100 | 159 | 112 |
| Deferred acquisition cost net of deferred income reserve | 281 | 159 | 245 |
| Other | 135 | 27 | 45 |
| **Net assets on an IFRS basis** | 3,256 | 2,913 | 3,282 |

Reconciling items are shown net of tax where appropriate.

## 3.9 Analysis of covered business EEV PVIF and net worth movements (net of tax)

The following tables provide an analysis of the movement in embedded value for the covered business for the 6 months to 30 June 2008 and the 6 months to 30 June 2007.

### (a) Total

| 6 months to 30 June 2008 | Free surplus £m | Required capital £m | Net worth £m | PVIF net of cost of capital £m | Total £m |
|---|---|---|---|---|---|
| **Opening EEV** | 1,237 | 680 | 1,917 | 3,327 | 5,244 |
| Opening adjustments | - | - | - | - | - |
| **Opening adjusted EEV** | 1,237 | 680 | 1,917 | 3,327 | 5,244 |
| Contribution from new business | (152) | 21 | (131) | 244 | 113 |
| Contribution from in-force business: | | | | | |
| Expected return on existing business | - | 17 | 17 | 140 | 157 |
| Expected return transfer to net worth | 268 | (17) | 251 | (251) | - |
| Experience variances | 13 | 5 | 18 | (2) | 16 |
| Operating assumption changes | 74 | 16 | 90 | (4) | 86 |
| Development expenses | (12) | - | (12) | - | (12) |
| Expected return on free surplus | (5) | - | (5) | - | (5) |
| **Operating profit after tax** | 186 | 42 | 228 | 127 | 355 |
| Investment return and tax variances | (101) | 5 | (96) | (276) | (372) |
| Effect of economic assumption changes | 56 | (2) | 54 | (25) | 29 |
| Restructuring expenses | (11) | - | (11) | - | (11) |
| **Profit after tax** | 130 | 45 | 175 | (174) | 1 |
| Transfers (to)/from non-covered business | (447) | - | (447) | - | (447) |
| Transfer back of surplus to SLI | (15) | - | (15) | - | (15) |
| Transfer back of net worth to non-covered business | 6 | - | 6 | - | 6 |
| Actuarial gains/(losses) on defined benefit pension schemes | - | - | - | - | - |
| Foreign exchange rate movements | (4) | (16) | (20) | 11 | (9) |
| Aggregate tax effect of items not recognised in Income Statement | - | - | - | - | - |
| Other | - | - | - | - | - |
| **Closing EEV** | 907 | 709 | 1,616 | 3,164 | 4,780 |

## 3.9 Analysis of covered business EEV PVIF and net worth movements (net of tax) *continued*

### (a) Total *continued*

| 6 months to 30 June 2007 | Free surplus £m | Required capital £m | Net worth £m | PVIF net of cost of capital £m | Total £m |
|---|---|---|---|---|---|
| **Opening EEV** | 720 | 562 | 1,282 | 3,217 | 4,499 |
| Opening adjustments | - | - | - | 32 | 32 |
| **Opening adjusted EEV** | 720 | 562 | 1,282 | 3,249 | 4,531 |
| | | | | | |
| Contribution from new business | (174) | 21 | (153) | 262 | 109 |
| Contribution from in-force business: | | | | | |
| Expected return on existing business | (1) | 13 | 12 | 131 | 143 |
| Expected return transfer to net worth | 269 | (18) | 251 | (251) | - |
| Experience variances | (10) | 9 | (1) | (12) | (13) |
| Operating assumption changes | 31 | - | 31 | (30) | 1 |
| Development expenses | (6) | - | (6) | 1 | (5) |
| Expected return on free surplus | 2 | - | 2 | - | 2 |
| **Operating profit after tax** | 111 | 25 | 136 | 101 | 237 |
| Investment return and tax variances | 4 | (17) | (13) | 34 | 21 |
| Effect of economic assumption changes | 73 | (15) | 58 | (21) | 37 |
| Restructuring expenses | - | - | - | - | - |
| **Profit after tax** | 188 | (7) | 181 | 114 | 295 |
| Transfers (to)/from non-covered business | (68) | - | (68) | - | (68) |
| Transfer back of surplus to SLI | (11) | - | (11) | - | (11) |
| Transfer back of net worth to non-covered business | - | - | - | - | - |
| Actuarial gains/(losses) on defined benefit pension schemes | 10 | - | 10 | - | 10 |
| Foreign exchange rate movements | 5 | 34 | 39 | 22 | 61 |
| Aggregate tax effect of items not recognised in Income Statement | (3) | - | (3) | - | (3) |
| Other | 2 | - | 2 | - | 2 |
| **Closing EEV** | 843 | 589 | 1,432 | 3,385 | 4,817 |

### 3.9 Analysis of covered business EEV PVIF and net worth movements (net of tax) *continued*

#### (b) UK and HWPF TVOG

| 6 months to 30 June 2008 | Free surplus £m | Required capital £m | Net worth £m | PVIF net of cost of capital £m | Total £m |
|---|---|---|---|---|---|
| **Opening EEV** | **970** | **63** | **1,033** | **2,514** | **3,547** |
| Opening adjustments | - | - | - | - | - |
| **Opening adjusted EEV** | **970** | **63** | **1,033** | **2,514** | **3,547** |
| Contribution from new business | (112) | 13 | (99) | 199 | **100** |
| Contribution from in-force business: | | | | | |
| Expected return on existing business | - | 2 | 2 | 104 | **106** |
| Expected return transfer to net worth | 184 | (1) | 183 | (183) | **-** |
| Experience variances | 16 | 3 | 19 | (5) | **14** |
| Operating assumption changes | 73 | 16 | 89 | (12) | **77** |
| Development expenses | (9) | - | (9) | - | **(9)** |
| Expected return on free surplus | 8 | - | 8 | - | **8** |
| **Operating profit after tax** | **160** | **33** | **193** | **103** | **296** |
| Investment return and tax variances | (90) | 5 | (85) | (272) | **(357)** |
| Effect of economic assumption changes | 27 | (3) | 24 | (7) | **17** |
| Restructuring expenses | (11) | - | (11) | - | **(11)** |
| **Profit after tax** | **86** | **35** | **121** | **(176)** | **(55)** |
| Transfers (to)/from non-covered business | (440) | - | (440) | - | **(440)** |
| Transfer back of surplus to SLI | (14) | - | (14) | - | **(14)** |
| Transfer back of net worth to non-covered business | 7 | - | 7 | - | **7** |
| Actuarial gains/(losses) on defined benefit pension schemes | - | - | - | - | **-** |
| Foreign exchange rate movements | - | - | - | - | **-** |
| Aggregate tax effect of items not recognised in Income Statement | - | - | - | - | **-** |
| Other | - | - | - | - | **-** |
| **Closing EEV** | **609** | **98** | **707** | **2,338** | **3,045** |

## 3.9 Analysis of covered business EEV PVIF and net worth movements (net of tax) *continued*

### (b) UK and HWPF TVOG *continued*

| 6 months to 30 June 2007 | Free surplus £m | Required capital £m | Net worth £m | PVIF net of cost of capital £m | Total £m |
|---|---|---|---|---|---|
| **Opening EEV** | **656** | **32** | **688** | **2,590** | **3,278** |
| Opening adjustments | - | - | - | - | - |
| **Opening adjusted EEV** | **656** | **32** | **688** | **2,590** | **3,278** |
| Contribution from new business | (138) | 15 | (123) | 219 | **96** |
| Contribution from in-force business: | | | | | |
| Expected return on existing business | (1) | 1 | - | 104 | **104** |
| Expected return transfer to net worth | 193 | (1) | 192 | (192) | - |
| Experience variances | (12) | 2 | (10) | (12) | **(22)** |
| Operating assumption changes | 31 | - | 31 | (33) | **(2)** |
| Development expenses | (3) | - | (3) | - | **(3)** |
| Expected return on free surplus | 7 | - | 7 | - | **7** |
| **Operating profit after tax** | **77** | **17** | **94** | **86** | **180** |
| Investment return and tax variances | (44) | 1 | (43) | 33 | **(10)** |
| Effect of economic assumption changes | 33 | 1 | 34 | 16 | **50** |
| Restructuring expenses | - | - | - | - | - |
| **Profit after tax** | **66** | **19** | **85** | **135** | **220** |
| Transfers (to)/from non-covered business | (32) | - | (32) | - | **(32)** |
| Transfer back of surplus to SLI | (10) | - | (10) | - | **(10)** |
| Transfer back of net worth to non-covered business | - | - | - | - | - |
| Actuarial gains/(losses) on defined benefit pension schemes | - | - | - | - | - |
| Foreign exchange rate movements | - | - | - | - | - |
| Aggregate tax effect of items not recognised in Income Statement | - | - | - | - | - |
| Other | 2 | - | 2 | - | **2** |
| **Closing EEV** | **682** | **51** | **733** | **2,725** | **3,458** |

## 3.9 Analysis of covered business EEV PVIF and net worth movements (net of tax) *continued*

### (c) Canada

| 6 months to 30 June 2008 | Free surplus £m | Required capital £m | Net worth £m | PVIF net of cost of capital £m | Total £m |
|---|---|---|---|---|---|
| **Opening EEV** | **168** | **611** | **779** | **497** | **1,276** |
| Opening adjustments | - | - | - | - | - |
| **Opening adjusted EEV** | **168** | **611** | **779** | **497** | **1,276** |
| Contribution from new business | (6) | 6 | - | 13 | **13** |
| Contribution from in-force business: | | | | | |
| Expected return on existing business | (1) | 15 | 14 | 26 | **40** |
| Expected return transfer to net worth | 48 | (16) | 32 | (32) | - |
| Experience variances | 1 | 2 | 3 | - | **3** |
| Operating assumption changes | - | - | - | - | - |
| Development expenses | (1) | - | (1) | - | **(1)** |
| Expected return on free surplus | 2 | - | 2 | - | **2** |
| **Operating profit after tax** | **43** | **7** | **50** | **7** | **57** |
| Investment return and tax variances | (9) | - | (9) | 7 | **(2)** |
| Effect of economic assumption changes | 27 | 1 | 28 | (12) | **16** |
| Restructuring expenses | - | - | - | - | - |
| **Profit after tax** | **61** | **8** | **69** | **2** | **71** |
| Transfers (to)/from non-covered business | (39) | - | (39) | - | **(39)** |
| Transfer back of surplus to SLI | (1) | - | (1) | - | **(1)** |
| Transfer back of net worth to non-covered business | (1) | - | (1) | - | **(1)** |
| Actuarial gains/(losses) on defined benefit pension schemes | - | - | - | - | - |
| Foreign exchange rate movements | (5) | (17) | (22) | (13) | **(35)** |
| Aggregate tax effect of items not recognised in Income Statement | - | - | - | - | - |
| Other | - | - | - | - | - |
| **Closing EEV** | **183** | **602** | **785** | **486** | **1,271** |

## 3.9 Analysis of covered business EEV PVIF and net worth movements (net of tax) *continued*

### (c) Canada *continued*

| 6 months to 30 June 2007 | Free surplus £m | Required capital £m | Net worth £m | PVIF net of cost of capital £m | Total £m |
|---|---|---|---|---|---|
| **Opening EEV** | 24 | 526 | 550 | 351 | 901 |
| Opening adjustments | - | - | - | 32 | 32 |
| **Opening adjusted EEV** | 24 | 526 | 550 | 383 | 933 |
| Contribution from new business | (4) | 5 | 1 | 9 | 10 |
| Contribution from in-force business: | | | | | |
| Expected return on existing business | - | 12 | 12 | 18 | 30 |
| Expected return transfer to net worth | 43 | (17) | 26 | (26) | - |
| Experience variances | 7 | 6 | 13 | (1) | 12 |
| Operating assumption changes | - | - | - | - | - |
| Development expenses | - | - | - | - | - |
| Expected return on free surplus | - | - | - | - | - |
| **Operating profit after tax** | 46 | 6 | 52 | - | 52 |
| Investment return and tax variances | 46 | (18) | 28 | 8 | 36 |
| Effect of economic assumption changes | 38 | (16) | 22 | (47) | (25) |
| Restructuring expenses | - | - | - | - | - |
| **Profit after tax** | 130 | (28) | 102 | (39) | 63 |
| Transfers (to)/from non-covered business | (33) | - | (33) | - | (33) |
| Transfer back of surplus to SLI | (1) | - | (1) | - | (1) |
| Transfer back of net worth to non-covered business | - | - | - | - | - |
| Actuarial gains/(losses) on defined benefit pension schemes | 9 | - | 9 | - | 9 |
| Foreign exchange rate movements | 6 | 34 | 40 | 22 | 62 |
| Aggregate tax effect of items not recognised in Income Statement | (3) | - | (3) | - | (3) |
| Other | - | - | - | - | - |
| **Closing EEV** | 132 | 532 | 664 | 366 | 1,030 |

## 3.9 Analysis of covered business EEV PVIF and net worth movements (net of tax) *continued*

### (d) Europe and Other

| 6 months to 30 June 2008 | Free surplus £m | Required capital £m | Net worth £m | PVIF net of cost of capital £m | Total £m |
|---|---|---|---|---|---|
| **Opening EEV** | **99** | **6** | **105** | **316** | **421** |
| Opening adjustments | - | - | - | - | - |
| **Opening adjusted EEV** | **99** | **6** | **105** | **316** | **421** |
| Contribution from new business | (34) | 2 | (32) | 32 | - |
| Contribution from in-force business: | | | | | |
| Expected return on existing business | 1 | - | 1 | 10 | 11 |
| Expected return transfer to net worth | 36 | - | 36 | (36) | - |
| Experience variances | (4) | - | (4) | 3 | (1) |
| Operating assumption changes | 1 | - | 1 | 8 | 9 |
| Development expenses | (2) | - | (2) | - | (2) |
| Expected return on free surplus | (15) | - | (15) | - | (15) |
| **Operating profit after tax** | **(17)** | **2** | **(15)** | **17** | **2** |
| Investment return and tax variances | (2) | - | (2) | (11) | (13) |
| Effect of economic assumption changes | 2 | - | 2 | (6) | (4) |
| Restructuring expenses | - | - | - | - | - |
| **Profit after tax** | **(17)** | **2** | **(15)** | **-** | **(15)** |
| Transfers (to)/from non-covered business | 32 | - | 32 | - | 32 |
| Transfer back of surplus to SLI | - | - | - | - | - |
| Transfer back of net worth to non-covered business | - | - | - | - | - |
| Actuarial gains/(losses) on defined benefit pension schemes | - | - | - | - | - |
| Foreign exchange rate movements | 1 | 1 | 2 | 24 | 26 |
| Aggregate tax effect of items not recognised in Income Statement | - | - | - | - | - |
| Other | - | - | - | - | - |
| **Closing EEV** | **115** | **9** | **124** | **340** | **464** |

## 3.9 Analysis of covered business EEV PVIF and net worth movements (net of tax) *continued*

### (d) Europe and Other *continued*

| 6 months to 30 June 2007 | Free surplus £m | Required capital £m | Net worth £m | PVIF net of cost of capital £m | Total £m |
|---|---|---|---|---|---|
| **Opening EEV** | 40 | 4 | 44 | 276 | 320 |
| Opening adjustments | - | - | - | - | - |
| **Opening adjusted EEV** | 40 | 4 | 44 | 276 | 320 |
| Contribution from new business | (32) | 1 | (31) | 34 | 3 |
| Contribution from in-force business: | | | | | |
| Expected return on existing business | - | - | - | 9 | 9 |
| Expected return transfer to net worth | 33 | - | 33 | (33) | - |
| Experience variances | (5) | 1 | (4) | 1 | (3) |
| Operating assumption changes | - | - | - | 3 | 3 |
| Development expenses | (3) | - | (3) | 1 | (2) |
| Expected return on free surplus | (5) | - | (5) | - | (5) |
| **Operating profit after tax** | (12) | 2 | (10) | 15 | 5 |
| Investment return and tax variances | 2 | - | 2 | (7) | (5) |
| Effect of economic assumption changes | 2 | - | 2 | 10 | 12 |
| Restructuring expenses | - | - | - | - | - |
| **Profit after tax** | (8) | 2 | (6) | 18 | 12 |
| Transfers (to)/from non-covered business | (3) | - | (3) | - | (3) |
| Transfer back of surplus to SLI | - | - | - | - | - |
| Transfer back of net worth to non-covered business | - | - | - | - | - |
| Actuarial gains/(losses) on defined benefit pension schemes | 1 | - | 1 | - | 1 |
| Foreign exchange rate movements | (1) | - | (1) | - | (1) |
| Aggregate tax effect of items not recognised in Income Statement | - | - | - | - | - |
| Other | - | - | - | - | - |
| **Closing EEV** | 29 | 6 | 35 | 294 | 329 |

## 3.10 Time value of options and guarantees (TVOG)

| | 30 June 2008 £m | 30 June 2007 £m | 31 December 2007 £m |
|---|---|---|---|
| UK and Europe HWPF | (42) | (75) | (41) |
| Canada | (19) | (15) | (13) |
| Europe – Other | (1) | (1) | (2) |
| **Total** | (62) | (91) | (56) |

## 3.11 Market value of subordinated liabilities within covered business

| | 30 June 2008 £m | 30 June 2007 £m | 31 December 2007 £m |
|---|---|---|---|
| UK | **(1,546)** | (1,626) | (1,643) |
| Canada | **(198)** | (193) | (207) |
| **Total** | **(1,744)** | (1,819) | (1,850) |

Subordinated liabilities within EEV are based on the market value of the debt and are part of covered business. The free surplus shown in Note 3.2(c) is net of these liabilities.

## 3.12 Principal economic assumptions – deterministic calculations – covered business

### (a) Gross investment returns and expense inflation

| At 30 June 2008 | UK % | Canada % | Europe % |
|---|---|---|---|
| **Gross investment returns** | | | |
| Risk-free | 5.28 | 3.92 | 4.62 |
| Corporate bonds | 6.47 | * | n/a |
| Equities | 8.28 | 8.60 | 7.62 |
| Property | 7.28 | 8.60 | 6.62 |
| **Other** | | | |
| Expense inflation: | 4.80 | ** | |
| Germany | | | 2.96 |
| Ireland | | | 4.07 |

* Current holdings are assumed to yield in future years the earned rate for the year preceding the valuation. Future reinvestments are assumed to be in government bonds.

** 1.61% in 2008. The rate in subsequent years is based on a moving 30 year bond yield less a variable deduction.

| At 30 June 2007 | UK % | Canada % | Europe % |
|---|---|---|---|
| **Gross investment returns** | | | |
| Risk-free | 5.57 | 4.53 | 4.57 |
| Corporate bonds | 6.15 | * | n/a |
| Equities | 8.57 | 8.60 | 7.57 |
| Property | 7.57 | 8.60 | 6.57 |
| **Other** | | | |
| Expense inflation: | 4.13 | ** | |
| Germany | | | 2.63 |
| Ireland | | | 3.54 |

* Current holdings are assumed to yield in future years the earned rate for the year preceding the valuation. Future reinvestments are assumed to be in government bonds.

** 2.0% in 2007. The rate in subsequent years is based on a moving 30 year bond yield less a variable deduction.

## 3.12 Principal economic assumptions – deterministic calculations – covered business *continued*

### (a) Gross investment returns and expense inflation *continued*

| At 31 December 2007 | UK % | Canada % | Europe % |
|---|---|---|---|
| **Gross investment returns** | | | |
| Risk-free | 4.58 | 4.04 | 4.33 |
| Corporate bonds | 5.56 | * | n/a |
| Equities | 7.58 | 8.60 | 7.33 |
| Property | 6.58 | 8.60 | 6.33 |
| **Other** | | | |
| Expense inflation: | 4.07 | ** | |
| Germany | | | 2.69 |
| Ireland | | | 3.80 |

* Current holdings are assumed to yield in future years the earned rate for the year preceding the valuation. Future reinvestments are assumed to be in government bonds.

** 1.64% in 2007. The rate in subsequent years is based on a moving 30 year bond yield less a variable deduction.

### (b) Risk discount rates – in-force business

| At 30 June 2008 | UK HWPF % | UK equity holder owned funds % | Canada % | Europe HWPF % | Europe equity holder owned funds % |
|---|---|---|---|---|---|
| **Risk margin – in-force business** | | | | | |
| Risk margin before cost of capital adjustment: | | | | | |
| Market risk | 2.00 | 2.00 | 2.30 | 2.00 | 2.00 |
| Non-market risk | 0.90 | 1.20 | 2.20 | 0.90 | 1.20 |
| **Total** | **2.90** | **3.20** | **4.50** | **2.90** | **3.20** |
| Cost of capital adjustment | - | (0.30) | (1.40) | - | (0.30) |
| **Risk margin after cost of capital adjustment** | **2.90** | **2.90** | **3.10** | **2.90** | **2.90** |
| **Risk discount rates – in-force business** | | | | | |
| Risk-free | 5.28 | 5.28 | 3.92 | 4.62 | 4.62 |
| Risk margin* | 2.90 | 2.90 | 3.10 | 2.90 | 2.90 |
| **Risk discount rate** | **8.18** | **8.18** | **7.02** | **7.52** | **7.52** |

* Using the value of in-force business as weights, the weighted average risk margins for UK and Europe were 2.9% and 2.9% respectively.

## 3.12 Principal economic assumptions – deterministic calculations – covered business *continued*

### (b) Risk discount rates – in-force business *continued*

| At 30 June 2007 | UK HWPF % | UK equity holder owned funds % | Canada % | Europe HWPF % | Europe equity holder owned funds % |
|---|---|---|---|---|---|
| **Risk margin – in-force business** | | | | | |
| Risk margin before cost of capital adjustment: | | | | | |
| Market risk | 1.90 | 1.95 | 1.70 | 1.90 | 1.95 |
| Non-market risk | 1.30 | 0.25 | 1.80 | 1.30 | 0.25 |
| **Total** | **3.20** | **2.20** | **3.50** | **3.20** | **2.20** |
| Cost of capital adjustment | - | (0.30) | (1.00) | - | (0.30) |
| **Risk margin after cost of capital adjustment** | **3.20** | **1.90** | **2.50** | **3.20** | **1.90** |
| **Risk discount rates – in-force business** | | | | | |
| Risk-free | 5.57 | 5.57 | 4.53 | 4.57 | 4.57 |
| Risk margin* | 3.20 | 1.90 | 2.50 | 3.20 | 1.90 |
| **Risk discount rate** | **8.77** | **7.47** | **7.03** | **7.77** | **6.47** |

* Using the value of in-force business as weights, the weighted average risk margins for UK and Europe were 3.0% and 2.9% respectively.

| At 31 December 2007 | UK HWPF % | UK equity holder owned funds % | Canada % | Europe HWPF % | Europe equity holder owned funds % |
|---|---|---|---|---|---|
| **Risk margin – in-force business** | | | | | |
| Risk margin before cost of capital adjustment: | | | | | |
| Market risk | 2.00 | 2.00 | 2.10 | 2.00 | 2.00 |
| Non-market risk | 1.60 | 1.20 | 2.20 | 1.60 | 1.20 |
| **Total** | **3.60** | **3.20** | **4.30** | **3.60** | **3.20** |
| Cost of capital adjustment | - | (0.30) | (1.40) | - | (0.30) |
| **Risk margin after cost of capital adjustment** | **3.60** | **2.90** | **2.90** | **3.60** | **2.90** |
| **Risk discount rates – in-force business** | | | | | |
| Risk-free | 4.58 | 4.58 | 4.04 | 4.33 | 4.33 |
| Risk margin* | 3.60 | 2.90 | 2.90 | 3.60 | 2.90 |
| **Risk discount rate** | **8.18** | **7.48** | **6.94** | **7.93** | **7.23** |

* Using the value of in-force business as weights, the weighted average risk margins for the UK and Europe were 3.5% and 3.3% respectively.

At June 2008 market risk margins and cost of capital adjustments have been updated to reflect changes in the mix of business and asset allocations.

The 0.7% reduction in the UK and Europe HWPF non-market risk margins arises from the reinsurance of UK annuity liabilities, which has been shown within the EEV income statement in Note 3.2(a) as a £129m gain within operating assumption changes.

Apart from the reduction arising from the reinsurance of UK annuity liabilities, the impact of the other changes in risk discount rates has been included in the Effect of economic assumption changes shown in Note 3.2(a). The amounts within these totals that relate to the changes in risk discount rates are for UK (£139m negative), for Europe (£8m negative) and for Canada (£14m negative).

## 3.12 Principal economic assumptions – deterministic calculations – covered business *continued*

### (c) Risk discount rates – new business

| 6 months to 30 June 2008 | UK HWPF % | UK equity holder owned funds % | Canada % | Europe HWPF % | Europe equity holder owned funds % |
|---|---|---|---|---|---|
| **Risk margin – new business** | | | | | |
| Risk margin before cost of capital adjustment: | | | | | |
| Market risk | 2.10 | 2.00 | 1.80 | 2.10 | 2.00 |
| Non-market risk | 0.40 | 1.20 | 2.20 | 0.40 | 1.20 |
| **Total** | **2.50** | **3.20** | **4.00** | **2.50** | **3.20** |
| Cost of capital adjustment | - | (0.30) | (1.10) | - | (0.30) |
| **Risk margin after cost of capital adjustment** | **2.50** | **2.90** | **2.90** | **2.50** | **2.90** |
| | | | | | |
| **Risk discount rates – new business** | | | | | |
| Risk-free[1] | 4.58 | 4.58 | 4.04 | 4.33 | 4.33 |
| Risk margin[2] | 2.50 | 2.90 | 2.90 | 2.50 | 2.90 |
| **Risk discount rate** | **7.08** | **7.48** | **6.94** | **6.83** | **7.23** |

[1] As the new business contribution is calculated using start of period economic assumptions, the risk free rates shown here represent market yields at 31 December 2007.

[2] Using the value of in-force business as weights, the weighted average risk margins for UK and Europe were 2.8% and 2.9% respectively.

| 6 months to 30 June 2007 | UK HWPF % | UK equity holder owned funds % | Canada % | Europe HWPF % | Europe equity holder owned funds % |
|---|---|---|---|---|---|
| **Risk margin – new business** | | | | | |
| Risk margin before cost of capital adjustment: | | | | | |
| Market risk | 2.15 | 2.10 | 1.75 | 2.15 | 2.10 |
| Non-market risk | 0.35 | 1.10 | 2.05 | 0.35 | 1.10 |
| **Total** | **2.50** | **3.20** | **3.80** | **2.50** | **3.20** |
| Cost of capital adjustment | - | (0.30) | (0.90) | - | (0.30) |
| **Risk margin after cost of capital adjustment** | **2.50** | **2.90** | **2.90** | **2.50** | **2.90** |
| | | | | | |
| **Risk discount rates – new business** | | | | | |
| Risk-free[1] | 4.83 | 4.83 | 4.11 | 3.95 | 3.95 |
| Risk margin[2] | 2.50 | 2.90 | 2.90 | 2.50 | 2.90 |
| **Risk discount rate** | **7.33** | **7.73** | **7.01** | **6.45** | **6.85** |

[1] As the new business contribution is calculated using start of period economic assumptions, the risk free rates shown here represent market yields at 31 December 2006.

[2] Using the value of in-force business as weights, the weighted average risk margins for UK and Europe were 2.8% and 2.9% respectively.

## 3.12 Principal economic assumptions – deterministic calculations – covered business *continued*

### (c) Risk discount rates – new business *continued*

| 12 months to 31 December 2007 | UK HWPF % | UK equity holder owned funds % | Canada % | Europe HWPF % | Europe equity holder owned funds % |
|---|---|---|---|---|---|
| **Risk margin – new business** | | | | | |
| Risk margin before cost of capital adjustment: | | | | | |
| Market risk | 2.10 | 2.00 | 1.80 | 2.10 | 2.00 |
| Non-market risk | 0.40 | 1.20 | 2.20 | 0.40 | 1.20 |
| **Total** | **2.50** | **3.20** | **4.00** | **2.50** | **3.20** |
| Cost of capital adjustment | - | (0.30) | (1.10) | - | (0.30) |
| **Risk margin after cost of capital adjustment** | **2.50** | **2.90** | **2.90** | **2.50** | **2.90** |
| | | | | | |
| **Risk discount rates – new business** | | | | | |
| Risk-free[1] | 4.83 | 4.83 | 4.11 | 3.95 | 3.95 |
| Risk margin[2] | 2.50 | 2.90 | 2.90 | 2.50 | 2.90 |
| **Risk discount rate** | **7.33** | **7.73** | **7.01** | **6.45** | **6.85** |

[1] As the new business contribution is calculated using start of period economic assumptions, the risk free rates shown here represent market yields at 31 December 2006.
[2] Using the value of in-force business as weights, the weighted average risk margins for UK and Europe were 2.8% and 2.9% respectively.

## 3.13 Principal economic assumptions – stochastic calculations

The level of the TVOG is generally calculated by an economic scenario generator (ESG) which projects the relevant fund under a large number of different future economic scenarios. A detailed description of the methodology applied in the relevant funds is provided in Note 3.16.

### Characteristics of ESG used for HWPF TVOG calculations – UK and Europe

The ESG simulates future economic environments in a market consistent manner. The outputs of the ESG include:

- cash returns;
- bond returns;
- inflation;
- equity returns;
- property returns;
- £/€ exchange rate;
- dividend yields; and
- rental yields.

The ESG allows option-pricing techniques to be used to value the TVOG.

### Parameters used in ESG

**Cash and bond returns**

These variables are calibrated using the following instruments:

- conventional Government bond yields adjusted to allow for any 'convenience premium' associated with Government bond prices; and
- a range of swaption prices.

## 3.13 Principal economic assumptions – stochastic calculations *continued*

**Parameters used in ESG** *continued*

**Inflation**

This variable is calibrated using the following instruments:

- conventional Government bond yields;
- index-linked Government bond yields; and
- Central Bank inflation targets.

**Equity returns**

The volatility of equity returns is calibrated to the market prices of a range of FTSE 100 and Dow Jones Euro Stoxx options.

**Property returns**

As there is no liquid property option market a best estimate of property return volatility is used. The property volatility is estimated from adjusted Investment Property Databank UK data.

**Dividend and rental yields**

As market consistent estimates for dividend and rental yields cannot be derived from liquid market instruments best estimates are used.

**Correlations**

The principal correlations in the ESG are between equity, bond and property returns. These correlations are targeted to be of the following order:

- equity/property = 0.2;
- equity/bonds = 0.2; and
- property/bonds = 0.1

## 3.14 Foreign exchange

A description of the approach to the currency translation for foreign entities is provided in Note 3.16.

The principal exchange rates applied are:

| Local currency: £ | Closing 30 June 2008 | Average to 30 June 2008 | Closing 30 June 2007 | Average to 30 June 2007 | Closing 31 December 2007 | Average to 31 December 2007 |
|---|---|---|---|---|---|---|
| Canada | **2.019** | **1.991** | 2.134 | 2.230 | 1.965 | 2.148 |
| Ireland | **1.263** | **1.297** | 1.486 | 1.481 | 1.362 | 1.459 |
| Germany | **1.263** | **1.297** | 1.486 | 1.481 | 1.362 | 1.459 |
| India | **85.627** | **80.835** | 81.714 | 84.213 | 78.460 | 82.831 |
| China | **13.641** | **14.014** | 15.275 | 15.233 | 14.540 | 15.214 |
| Hong Kong | **15.518** | **15.478** | 15.685 | 15.417 | 15.521 | 15.616 |

## 3.15 Sensitivity analysis – economic and non-economic assumptions

The sensitivities specified by the EEV Principles and Guidance are reported in the year end results. These are not updated for half year reporting.

However, during 2008 the following significant event has arisen which has had an impact on the sensitivities that were reported in the 2007 *Annual Report and Accounts*.

UK Reinsurance of Annuities – on 14 February 2008 the Group announced the reinsurance of part of the UK immediate annuity portfolio to Canada Life International Re. This significantly reduces the exposure of our UK business to changes in annuitant mortality. As a result the impact reported at the end of 2007 of a 5% decrease in mortality for annuitant policies would have reduced from negative £100m as reported in our 2007 *Annual Report and Accounts* to negative £43m.

## 3.16 European embedded value methodology

### Covered business

For the purposes of EEV reporting, a distinction is drawn between covered business to which EEV methodology is applied and non-covered business where results and balances are based on those determined under IFRS and included in the IFRS financial statements, unless otherwise stated.

The Group's covered business is its life assurance and pensions businesses in the United Kingdom, Canada, Europe (Germany including Austria, and Ireland) and Other (Asia Pacific), as well as the current and future profits and losses from Standard Life Investments arising on its management of funds relating to the life and pensions businesses. As the businesses included in 'other' are not material in the context of the Group they have been included at their IFRS value.

UK covered business also includes:

- non-insured self invested personal pension (SIPP) business;
- those elements of Wrap business that are contained within a long-term product wrapper i.e. Bonds, SIPPs and mutual funds; and
- mutual funds sold by UK Financial Services, excluding mutual funds administered on legacy systems.

Canada covered business also includes mutual funds.

Cash flows emerging in the period on covered business that do not reside within a life and pensions company on a statutory basis are transferred back to the relevant non-covered entity for disclosure within their closing net assets. This treatment is applied to both the return from investment management and the return on certain mutual funds included in covered business.

The Group's non-covered business mainly includes the business of Standard Life Bank, Standard Life Healthcare, Standard Life plc, the third party investment management business of Standard Life Investments, the non-covered business of Standard Life Savings and other non-life and pensions entities.

### Value of in-force covered business

The value of future equity holders' cash flows is calculated for each material business unit on an after-tax basis, projected using best estimate future assumptions as described below.

Allowance is made for external reinsurance and reinsurance within the Group. The cash flows include the profits and losses arising in Group companies providing investment management and other services where these relate to covered business. This is referred to as the 'look through' into service company expenses.

The projected cash flows are discounted to the valuation date using a risk discount rate which is intended to make sufficient allowance for the risks associated with the emergence of these cash flows, other than those risks allowed for elsewhere in the EEV calculations. In particular, a deduction is made from the present value of the best estimate cash flows to reflect the risks associated with the existence of financial options and guarantees, this deduction being assessed using stochastic techniques as described below.

### Free surplus

The free surplus is the market value of any assets allocated to, but not required to support, the in-force covered business at the valuation date. In the UK, this comprises the market value of the assets in the equity holders' fund, plus the value of the equity holders' interest in the surplus of the long-term fund, after appropriate allowance for tax, less the required capital supporting the covered business.

For some assets and liabilities where market value is not the normal basis for accounting, as in Canada, the free surplus is restated to market value, adjusted as required to allow for the present value of any tax which would become payable if the assets were realised.

### Allowance for risk

Under the EEV Principles and Guidance, risks within the covered business are allowed for in the following ways:

- application of risk discount rates to projected cash flows, which are derived by adding a risk margin to a risk free rate;
- holding of required capital for the covered business, determined by reference to both regulatory requirements and internal economic capital assessments; and
- allowing for TVOG.

## 3.16 European embedded value methodology *continued*

### Risk discount rates

Under the EEV methodology, a risk discount rate is required to calculate the present value of expected future distributable profits as a single value at a particular date. The risk discount rate comprises a risk free rate which reflects the time value of money and a risk margin allowing for the risk that experience in future years may differ from that assumed. In particular, a risk margin is added to allow for the risk that expected additional returns on certain asset classes are not achieved.

Risk discount rates have been determined as the risk free government bond yield plus a risk margin. The risk margins have been determined for market risk and non-market risk separately. For market risk, we have opted for an approach whereby the risk margin is determined such that the PVIF, excluding the allowance for the TVOG, calculated using expected 'real world' asset returns equates with the PVIF calculated using 'risk neutral' investment returns and discount rates. In this way, the benefits of assuming higher than risk free returns on future cash flows are offset by using a higher discount rate. However, when returns above the risk free rate arise from the additional returns available from investing in illiquid assets, namely corporate bonds and mortgages, where they are matched to appropriate liabilities, these are not offset in determining the discount rate. Allowance has then been made for non-market risk by applying stress tests to the PVIF using the Group's internal capital model, and quantifying an additional risk margin based on the results of the stress tests.

The main elements of non-market risk which are stress tested are lapse, mortality, expense and credit risk assumptions. Benefits of diversification between risk types are allowed for in deriving the risk margins in line with the Group's internal capital model.

Separate risk discount rates have been calculated for in-force and new business and for the principal geographic segments (UK, Europe and Canada). Within the UK and Europe, separate risk margins are calculated for profits emerging on policies inside the HWPF (regardless of whether these profits emerge directly from the HWPF or by reinsurance into other Group entities) and on policies that are in equity holder owned funds. For HWPF policies, there is a significant inter-Group reinsurance agreement in respect of mortality surpluses on annuities, which are reinsured out of the HWPF. The HWPF risk margin anticipates diversification benefits including the annuity mortality risk, since the overall capital structure also benefits from this diversification.

The risk margins are also reduced to allow for any cost of required capital (excluding double taxation cost) which is already reflected within the EEV.

Market risk margins are reviewed at each valuation date, allowing for changes in risk profile arising from movements in asset mix. Non-market risk margins are reviewed in detail once a year.

The values of the risk discount rates used for this reporting period are provided in Note 3.12.

### Required capital

Required capital represents the amount of assets over and above those required to back the liabilities in respect of the covered business whose distribution to equity holders is restricted. As a minimum, this will represent the capital requirement of the local regulator.

We have set required capital to be the higher of regulatory capital and its own internally-assessed risk-based capital requirement. In determining the required capital for purposes of assessing EEV, the Group excludes any required capital which is provided by the existing surplus in the HWPF, as this capital is provided by policyholders. Any required capital in excess of that provided by the existing surplus in the HWPF would need to be provided by assets in the equity holders' fund. Projections show that the surplus in the HWPF is expected, on best estimate assumptions, to cover this level of required capital at the valuation date and in future years.

The levels of required capital in the current EEV calculations are therefore as follows:

- UK and Europe (business in HWPF) – no capital requirement in excess of statutory reserves or asset shares is valued in the EEV;
- UK and Europe (business in equity holder owned funds) – 100% of EU minimum regulatory capital, which is higher in aggregate than Standard Life's internal risk-based capital requirement; and
- Canada – the level of required capital is taken as 150% of minimum continuing capital and surplus requirements (MCCSR).

### Time value of financial options and guarantees

The TVOG represents the potential additional cost to equity holders where a financial option exists which affects policyholder benefits and is exercisable at the option of the policyholder.

## 3.16 European embedded value methodology *continued*

### Time value of financial options and guarantees *continued*

**UK and Europe – HWPF**

The main source of TVOG in the Group EEV arises from the HWPF. Under the terms of the Scheme, equity holder cash flows from the HWPF are held back if required to cover HWPF liabilities on the Financial Services Authority realistic or regulatory basis. This option for UK, Germany and Ireland results in the loss of cash flows when the HWPF has insufficient assets to pay guaranteed policy benefits. The main options and guarantees within the HWPF in respect of UK and European business relate to with profits business and include minimum guaranteed rates of return.

The value of the TVOG arising from the HWPF at any point in time will be sensitive to:

- the level of the residual estate (working capital in the HWPF);
- investment conditions in terms of bond yields, equity and property values and implied market volatility; and
- the investment profile of the assets backing the applicable policies, the residual estate and non profit business in the fund at the time the TVOG is calculated.

The level of the TVOG has been calculated by a model which projects the HWPF under a large number of different future economic scenarios. Particular features of this calculation are:

- the projected economic scenarios and the methodology used to discount equity holder cash flows are based on market consistent assumptions;
- the total cost includes an allowance for non-market risk, including credit risk arising from holding non-risk free bonds to back non profit liabilities in the fund;
- changes in policyholder behaviour are allowed for according to the particular economic scenario;
- changes in management actions, including the dynamic guarantee deductions, are allowed for according to the particular economic scenario, such actions being expected to be consistent with the way that the HWPF will be managed in future as described in the Scheme and in the Principles and Practices of Financial Management (PPFM); and
- each projection allows for the gradual release of the residual estate over time to policyholders where there are sufficient funds to do so.

**UK and Europe – Other**

Most with profits business written post demutualisation is managed in a number of new with profits funds. For the present reporting period, the only significant volumes of this type of new business have arisen in Germany. These policies have guarantees relating to benefits available on the policy maturity date. These guarantees increase each year with the addition of bonuses.

Equity holder assets are at risk if the resources of these with profits funds are insufficient to pay the guaranteed benefits. The level of the TVOG has been calculated using stochastic techniques. The TVOG has reduced both the NBC as well as the closing PVIF for Europe.

**Canada**

The main options and guarantees within the Canadian business are in respect of minimum investment returns, guaranteed maturity and death benefits, and vested bonuses, which apply to certain investment and insurance contracts.

### Other economic assumptions

The assumed investment returns reflect the Group's estimates of expected returns on principal asset classes, and are, in general, based on market conditions at the date of calculation of the EEV.

The inflation rates assumed are, in general, based on the market-implied long-term price inflation plus a margin to allow for salary inflation.

Details of the assumptions used for this reporting period are provided in Note 3.12.

### Non-economic assumptions

Non-economic assumptions for the main classes of business, including most expense assumptions, are reviewed on an annual basis.

## 3.16 European embedded value methodology *continued*

### Expense assumptions

Expense assumptions on a per policy basis have been derived based on an analysis of management expenses performed by each business, and are split between acquisition and maintenance assumptions.

In determining future expenses in relation to covered business, no allowance has been made in the EEV or the NBC for any allocation of Group Corporate Centre costs.

Development costs represent specific costs incurred which are considered temporary in nature and are not expected to occur again.

Investment management expenses are also allowed for, and the assumptions for these reflect the actual investment expenses of Standard Life Investments in providing investment management services to the life and pensions business rather than the investment fees actually charged.

Restructuring expenses for covered and non-covered business include the current year cost of the Continuous Improvement Programme. In addition, non-covered business includes any additional restructuring expenses consistent with those identified in the IFRS underlying profit adjustments. The total restructuring expenses are included together with the cost of any corporate activity in restructuring and corporate transaction expenses.

### Expenses – pension scheme deficits

Pension scheme deficits have been included in accordance with International Accounting Standard (IAS) 19 *Employee Benefits*.

### Other non-economic experience assumptions

Assumptions are made in respect of future levels of mortality, morbidity, premium terminations, option take-up, surrenders and withdrawals. The assumptions reflect our best estimates of the likely future experience, and are based on recent experience and relevant industry data, where available.

Annuitant mortality assumptions use a combination of base mortality rates, which are generally set by reference to recent experience, and expected future changes in mortality. The latter uses data provided by the Continuous Mortality Investigation Bureau in the UK and the Canadian Institute of Actuaries in Canada along with other company specific considerations.

Lapse rate assumptions in the UK have been set by reference to expected future trends. Lapse assumptions set at 31 December 2007 on unit linked bonds assumed that lapse experience will become even more adverse in 2008 before settling down to a level which is higher than the opening assumptions.

Assumptions regarding option take-up, surrenders and withdrawals are assumed to vary, where appropriate, according to the investment scenario under consideration when deriving the TVOG, to reflect our best estimate of how policyholder behaviour may vary in such circumstances.

### New business

#### Definition of new business

New business includes new policies written during the period and some increments to existing policies.

For the UK, classification as new or existing business is determined as follows (using the approach used for the published new business figures):

- new recurrent single premium business is classified as new regular premium business to the extent that it is deemed likely to renew;
- Department of Work and Pensions (DWP) rebates are deemed to be new single premiums;
- pensions vesting into annuity contracts under existing group defined benefits contracts are not included as new business;
- pensions vesting under other group contracts and individual pensions are included as new business;
- products substituted due to the exercise of standard contract terms are not deemed to be new business; and
- all increments and indexations to existing policies, including new members, and increments and indexations paid by existing members of group schemes, are deemed to be new business.

## 3.16 European embedded value methodology *continued*

### New business *continued*

#### Definition of new business *continued*

For Germany, new business comprises new contracts written into the equity holder owned funds during the period.

The new business contribution for Germany is calculated assuming a specific level of future premium indexation. Similarly, it is assumed that premiums on 'Low Start' policies increase at the end of the low start period.

For Ireland, new business comprises:

- new contracts written during the period;
- new premiums on recurrent single premium contracts;
- pensions vesting into annuity contracts under existing group defined benefits contracts are not included as new business;
- pensions vesting under other group contracts and individual pensions are included as new business; and
- all increments and indexations to existing policies, including new members, and increments and indexations paid by existing members of group schemes, are deemed to be new business.

For Canada, business is deemed to be 'new business' if a contract has been issued during the reporting period. The new business contribution also includes the value of renewal premiums for a new contract, where the renewal premiums are (i) contractual, (ii) non-contractual but reasonably predictable, or (iii) recurrent single premiums that are pre-defined and reasonably predictable. The present value of future net income attributable to renewal premiums on existing group pension and savings contracts, including those from new members, is not included as new business. Since all deposits (new and renewal) in individual segregated funds business attract a new business / first year commission, this business is treated as new business for EEV purposes.

#### New business contribution

The contribution generated by new business written during the period is the present value of the projected stream of after-tax distributable profit from that business. NBC before tax is calculated by grossing up the contribution after tax at the full corporation tax rate for UK business and at other equivalent rates of tax for other countries. NBC is calculated as at the end of the reporting period.

The economic assumptions used are those at the start of the reporting period, and the non-economic assumptions are those at the end of the reporting period. An exception to this policy is annuity business in the UK and Ireland where, to ensure consistency between the economic assumptions used in the new business contribution and those used in pricing the business and in the calculation of mathematical reserves, the economic assumptions used are of the average rates for each quarter during the reporting period.

#### PVNBP

New business sales are expressed as the present value of new business premiums (PVNBP). The PVNBP calculation is equal to total single premium sales received in the period plus the discounted value of regular premiums expected to be received over the term of the new contracts, and is expressed at the point of sale. The premium volumes and projection assumptions used to calculate the present value of regular premiums for each product are the same as those used to calculate NBC, except that the PVNBP is discounted using the relevant opening risk free rate rather than the risk discount rate.

### Tax

The opening and closing EEV numbers for the covered business are determined on an after tax basis. The tax assumptions used are based upon the best estimate of the actual tax expected to arise. Attributable tax and profit before tax are derived by grossing-up profit after tax at the standard rate of corporation tax appropriate to each territory. While for some territories this rate does not equate to the actual effective rate of tax used in the calculation of after tax profits, it provides a consistent grossing-up basis upon which to compare results from one year to another and is in line with the Group's expectation of the rate of tax applicable to new business.

Transfers to equity holders from the HWPF will, in the first instance, be funded from unallocated surplus. The profit after tax result is stated after allowing for this and takes into account the risk of markets moving adversely in the future which would reduce the amount that can be transferred to equity holders from the unallocated surplus. These transfers can be made without equity holder tax arising for a number of years. Over time the actual effective tax rate on these transfers will move toward the standard rate of corporation tax.

For non-covered business, attributed tax is consistent with the IFRS financial statements, unless otherwise stated.

## 3.16 European embedded value methodology *continued*

### Subordinated liabilities

The liabilities in respect of the UK subordinated guaranteed bonds and Mutual Assurance Capital Securities plus the subordinated debt issued by the Canadian companies form part of covered business and have been deducted at market value within the EEV.

For non-covered business, no adjustment is made to the IFRS valuation of debt.

### Foreign exchange

Embedded value and other balance sheet items denominated in foreign currencies have been translated to sterling using the appropriate closing exchange rates. NBC and other profit and loss account items have been translated using average exchange rates. Gains and losses arising from foreign exchange movements on consolidation are presented separately within the EEV consolidated statement of recognised income and expense.

Details of the exchange rates applied are provided in Note 3.14.

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# 4 International Financial Reporting Standards (IFRS)

# IFRS condensed consolidated income statement

## For the six months ended 30 June 2008

| | Notes | 6 months 2008 £m | Restated* 6 months 2007 £m | Full year 2007 £m |
|---|---|---|---|---|
| **Revenue** | | | | |
| Gross earned premiums | | **1,802** | 1,890 | 3,732 |
| Premiums ceded to reinsurers | 4.16 | **(6,344)** | (42) | (86) |
| **Net earned premium** | | **(4,542)** | 1,848 | 3,646 |
| Net investment return | | **(6,096)** | 3,406 | 5,803 |
| Fee and commission income | | **325** | 296 | 593 |
| Other income | | **36** | 25 | 71 |
| **Total net revenue** | | **(10,277)** | 5,575 | 10,113 |
| **Expenses** | | | | |
| Claims and benefits paid | | **3,635** | 4,021 | 7,598 |
| Claim recoveries from reinsurers | | **(255)** | (37) | (66) |
| **Net insurance benefits and claims** | | **3,380** | 3,984 | 7,532 |
| Change in reinsurance assets | 4.16 | **(5,947)** | 5 | 311 |
| Change in policyholder liabilities | | **(8,608)** | 434 | (510) |
| (Income)/expenses under arrangements with reinsurers | 4.16 | **(79)** | - | - |
| Administrative expenses | 4.3 | **1,203** | 1,058 | 2,297 |
| Change in liability for third party interest in consolidated funds | | **(116)** | 34 | (78) |
| Finance costs | | **63** | 59 | 122 |
| **Total expenses** | | **(10,104)** | 5,574 | 9,674 |
| Share of profits from associates and joint ventures | | **61** | 77 | 181 |
| **(Loss)/profit before tax** | | **(112)** | 78 | 620 |
| Tax (credit)/expense attributable to policyholders' returns | 4.6 | **(313)** | 15 | 111 |
| **Profit before tax attributable to equity holders** | | **201** | 63 | 509 |
| Total tax (credit)/expense | 4.6 | **(270)** | (37) | 44 |
| Less: Tax credit/(expense) attributable to policyholders' returns | 4.6 | **313** | (15) | (111) |
| Tax expense/(credit) attributable to equity holders' profits | 4.6 | **43** | (52) | (67) |
| **Profit for the period** | | **158** | 115 | 576 |
| **Attributable to:** | | | | |
| Equity holders of Standard Life plc | | **161** | 57 | 465 |
| Minority interest | | **(3)** | 58 | 111 |
| | | **158** | 115 | 576 |
| **Earnings per share** | | | | |
| Basic (pence per share) | 4.4 | **7.4** | 2.7 | 21.7 |
| Diluted (pence per share) | 4.4 | **7.4** | 2.6 | 21.4 |

* For an explanation of the restatement refer to Note 4.17.

# IFRS pro forma reconciliation of Group underlying profit to profit for the period

## For the six months ended 30 June 2008

| | Notes | 6 months 2008 £m | 6 months 2007 £m | Full year 2007 £m |
|---|---|---|---|---|
| **Underlying profit before tax attributable to equity holders of Standard Life plc** | | | | |
| Life and pensions | | | | |
| UK | | **221** | 91 | 395 |
| Canada | | **66** | 64 | 168 |
| Europe | | **24** | 19 | 63 |
| Other | | **(16)** | (6) | (12) |
| **Total life and pensions** | | **295** | 168 | 614 |
| Investment management | | **25** | 42 | 83 |
| Banking | | **12** | 14 | 32 |
| Healthcare | | **8** | 2 | 13 |
| Other | | **5** | (7) | (28) |
| **Underlying profit before tax attributable to equity holders of Standard Life plc and adjusted items** | | **345** | 219 | 714 |
| (Loss)/profit attributable to minority interest | | **(3)** | 58 | 111 |
| **Underlying profit before tax attributable to equity holders and adjusted items** | | **342** | 277 | 825 |
| Adjusted for the following items: | | | | |
| Volatility arising on different asset and liability valuation bases | 4.7 | **(97)** | (211) | (302) |
| Restructuring and corporate transaction expenses | 4.3 | **(44)** | (3) | (31) |
| Profit on part disposal of joint venture | | **-** | - | 17 |
| **Profit before tax attributable to equity holders** | | **201** | 63 | 509 |
| Tax (expense)/credit attributable to: | | | | |
| Underlying profit | | **(45)** | (8) | 11 |
| Adjusted items | | **2** | 60 | 56 |
| Total tax (expense)/credit attributable to equity holders' profits | | **(43)** | 52 | 67 |
| **Profit for the period** | | **158** | 115 | 576 |

Underlying profit is calculated by adjusting the profit for the period for volatility that arises from different International Financial Reporting Standards (IFRS) measurement bases for liabilities and backing assets, volatility arising from derivatives that are part of economic hedges but do not qualify as hedge relationships under IFRS, restructuring costs, significant corporate transaction expenses, impairment of intangible assets and profit or loss arising on the disposal of a subsidiary, joint venture or associate. The Directors believe that, by eliminating this volatility from equity holder profit, they are presenting a more meaningful indication of the underlying business performance of the Group.

# IFRS condensed consolidated balance sheet

## As at 30 June 2008

| | Notes | 30 June 2008 £m | Restated* 30 June 2007 £m | 31 December 2007 £m |
|---|---|---|---|---|
| **Assets** | | | | |
| Intangible assets | | **71** | 62 | 69 |
| Deferred acquisition costs | | **793** | 573 | 693 |
| Investments in associates and joint ventures | | **3,392** | 3,558 | 4,146 |
| Investment property | | **9,109** | 11,728 | 10,646 |
| Property, plant and equipment | | **808** | 1,118 | 870 |
| Reinsurance assets | 4.16 | **6,419** | 762 | 476 |
| Loans and receivables | | **12,426** | 12,075 | 13,056 |
| Investment securities | | **98,985** | 100,833 | 102,304 |
| Other assets | | **3,268** | 4,100 | 2,385 |
| Cash and cash equivalents | | **8,818** | 6,634 | 9,335 |
| **Total assets** | | **144,089** | 141,443 | 143,980 |
| **Equity** | | | | |
| Share capital | 4.8 | **218** | 210 | 217 |
| Share premium reserve | | **792** | 799 | 792 |
| Retained earnings | | **766** | 260 | 776 |
| Other reserves | | **1,480** | 1,644 | 1,497 |
| Equity attributable to equity holders of Standard Life plc | | **3,256** | 2,913 | 3,282 |
| Minority interest | | **406** | 343 | 391 |
| **Total equity** | | **3,662** | 3,256 | 3,673 |
| **Liabilities** | | | | |
| Non-participating contract liabilities | 4.9 | **76,896** | 76,976 | 79,742 |
| Participating contract liabilities | 4.9 | **34,400** | 38,121 | 37,888 |
| Deposits received from reinsurers | 4.16 | **6,043** | 49 | 53 |
| Third party interest in consolidated funds | | **2,206** | 1,395 | 1,501 |
| Borrowings | 4.10 | **5,935** | 6,601 | 6,118 |
| Subordinated liabilities | | **1,981** | 1,838 | 1,908 |
| Deferred income | | **373** | 293 | 340 |
| Income tax liabilities | | **222** | 681 | 732 |
| Customer accounts related to banking activities and deposits by banks | | **6,056** | 5,018 | 6,080 |
| Other liabilities | | **6,315** | 7,215 | 5,945 |
| **Total liabilities** | | **140,427** | 138,187 | 140,307 |
| **Total equity and liabilities** | | **144,089** | 141,443 | 143,980 |

* For an explanation of the restatement refer to Note 4.17.

# IFRS condensed consolidated statement of recognised income and expense

## For the six months ended 30 June 2008

| | 6 months 2008 £m | 6 months 2007 £m | Full year 2007 £m |
|---|---|---|---|
| Fair value gains/(losses) on cash flow hedges | **15** | 21 | (6) |
| Actuarial (losses)/gains on defined benefit pension schemes | **(8)** | 23 | (3) |
| Revaluation of land and buildings | **(20)** | 43 | (26) |
| Net investments hedge | **(5)** | - | - |
| Exchange differences on translating foreign operations | **23** | 14 | 175 |
| Equity movements transferred to unallocated divisible surplus | **(19)** | 5 | (11) |
| Aggregate policyholder tax effect of items not recognised in income statement | **(1)** | (2) | - |
| Aggregate equity holder tax effect of items not recognised in income statement | **(4)** | (10) | - |
| **Net (expense)/income not recognised in income statement** | **(19)** | 94 | 129 |
| | | | |
| Profit for the period | **158** | 115 | 576 |
| **Total recognised income for the period** | **139** | 209 | 705 |
| | | | |
| **Attributable to:** | | | |
| Equity holders of Standard Life plc | **142** | 151 | 594 |
| Minority interest | **(3)** | 58 | 111 |
| | **139** | 209 | 705 |

The movements in equity are summarised below:

| | Notes | 6 months 2008 £m | 6 months 2007 £m | Full year 2007 £m |
|---|---|---|---|---|
| **Equity at start of period** | | **3,673** | 3,185 | 3,185 |
| Total recognised income for the period | | **139** | 209 | 705 |
| Distributions to equity holders | | **(168)** | (114) | (197) |
| Issue of share capital other than in cash | 4.8 | **1** | - | 7 |
| Capitalisation of share premium account | | **-** | - | (7) |
| Reserves credit for employee share-based payment schemes | | **4** | 3 | 12 |
| Vested employee share-based payment schemes | | **(12)** | (5) | (5) |
| Transfer to retained earnings for vested employee share-based payment schemes | | **7** | - | - |
| Change in minority interest in the period | | **18** | (22) | (27) |
| **Equity at end of period** | | **3,662** | 3,256 | 3,673 |

# IFRS condensed consolidated cash flow statement

## For the six months ended 30 June 2008

| | 6 months 2008 £m | Restated* 6 months 2007 £m | Full year 2007 £m |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| **(Loss)/profit before tax** | **(112)** | 78 | 620 |
| Non-cash movements from operating activities | **20** | (33) | 47 |
| Net increase in operational assets | **1,463** | (3,787) | (2,212) |
| Net increase in operational liabilities | **(762)** | 4,098 | 4,696 |
| Taxation paid | **(301)** | (203) | (323) |
| **Net cash flows from operating activities** | **308** | 153 | 2,828 |
| **Cash flows from investing activities** | | | |
| Net acquisition of property, plant and equipment | **11** | (73) | (68) |
| Net investment in associates and joint ventures | **(9)** | - | (9) |
| Other | **(6)** | (7) | (17) |
| **Net cash flows from investing activities** | **(4)** | (80) | (94) |
| **Cash flows from financing activities** | | | |
| Proceeds from other borrowings | **12** | 15 | 36 |
| Repayment of other borrowings | **(5)** | (28) | (28) |
| Capital flows from minority interest and third party interests in consolidated funds | **(750)** | 369 | 495 |
| Interest paid | **(57)** | (56) | (134) |
| Distributions paid to minority interest | **(18)** | (2) | (31) |
| Ordinary dividends paid | **(168)** | (114) | (197) |
| **Net cash flows from financing activities** | **(986)** | 184 | 141 |
| **Net (decrease)/increase in cash and cash equivalents** | **(682)** | 257 | 2,875 |
| Cash and cash equivalents at the beginning of the period | **9,120** | 6,194 | 6,194 |
| Effects of exchange rate changes on cash and cash equivalents | **16** | 10 | 51 |
| **Cash and cash equivalents at the end of the period** | **8,454** | 6,461 | 9,120 |
| **Supplemental disclosures on cash flow from operating activities** | | | |
| Interest paid | **333** | 296 | 630 |
| Interest received | **1,869** | 1,697 | 3,581 |
| Dividends received | **889** | 555 | 1,464 |
| Rental income received on investment properties | **302** | 319 | 615 |

* For an explanation of the restatement refer to Note 4.17.

# Notes to the IFRS financial information

## 4.1 Accounting policies

### (a) Basis of preparation

The condensed interim financial information has been prepared in accordance with the listing rules of the Financial Services Authority (FSA) and IAS 34 *Interim Financial Reporting* issued by the International Accounting Standards Board (IASB) as endorsed by the European Union (EU).

The accounting policies for recognition, measurement, consolidation and presentation as set out in the Group's *Annual Report and Accounts* for the year ended 31 December 2007 have been applied in the preparation of the condensed interim financial information.

IFRIC 14 *IAS 19 – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction* has been adopted by the Group from 1 January 2008. The Interpretation provides guidance on assessing the limit in IAS 19 *Employee benefits* on the amount of the surplus that can be recognised as an asset and explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. The adoption of the Interpretation has not had a significant impact on the condensed interim financial information. Adoption of IFRIC 12 *Service concession arrangements* is mandatory for the first time for the financial year commencing 1 January 2008, however it is not currently relevant to the Group's operations.

### (b) Condensed interim financial information

The condensed interim financial information for the 6 months ended 30 June 2008 does not constitute statutory accounts as defined in section 240 of the UK Companies Act 1985. The results for the 6 months ended 30 June 2008 and 2007 are unaudited, but have been reviewed by PricewaterhouseCoopers LLP. PricewaterhouseCoopers LLP have audited the *Annual Report and Accounts* for the Group for the year ended 31 December 2007 and their report was unqualified and did not contain a statement under section 237(2) or (3) of the UK Companies Act 1985. The Group's consolidated statutory accounts for the year ended 31 December 2007 have been filed with the Registrar of Companies.

## 4.2 Segmental analysis

### (a) Primary reporting format – Business segments

The Group is managed and organised into five (30 June and 31 December 2007: five) reportable business segments:

#### Life and pensions

Life and pensions offers a broad range of pension, protection, savings and investment products to individual and corporate customers. Within these product classes are executive and group pension products, pooled pension funds and income protection products.

#### Healthcare

Healthcare primarily provides insurance cover to customers for medical expenses, accident and sickness.

#### Investment management

Investment management provides a range of investment products for individuals and institutional customers through a number of different investment vehicles such as mutual funds, limited partnerships and investment trusts. Asset classes offered via these vehicles include equities, bonds, cash and property. Segregated investment mandates are also provided to large investors. Additionally, investment management services are provided to other business segments.

#### Banking

Banking offers a range of retail mortgage and deposit products via online and telephone operations.

#### Other

Other comprises the Group corporate centre and shared service centre.

## 4.2 Segmental analysis *continued*

### (a) Primary reporting format – Business segments *continued*

### (i) Segmental income statement

| 6 months to 30 June 2008 | Life and pensions £m | Healthcare £m | Investment management £m | Banking £m | Other £m | Elimination £m | Total £m |
|---|---|---|---|---|---|---|---|
| **Revenue from external customers** | | | | | | | |
| Net earned premium | (4,679) | 135 | 2 | - | - | - | (4,542) |
| Net investment return | (6,504) | 2 | 6 | 427 | 15 | (42) | (6,096) |
| Other segment income | 269 | 2 | 84 | 3 | 3 | - | 361 |
| **Total revenue from external customers** | **(10,914)** | **139** | **92** | **430** | **18** | **(42)** | **(10,277)** |
| Inter-segment revenue | 16 | 1 | 58 | - | 279 | (354) | - |
| **Total segment revenue** | **(10,898)** | **140** | **150** | **430** | **297** | **(396)** | **(10,277)** |
| **Expenses** | | | | | | | |
| Segment expenses | (10,741) | 134 | 168 | 366 | 296 | (390) | (10,167) |
| Finance costs | 59 | - | - | 10 | - | (6) | 63 |
| **Total segment expenses** | **(10,682)** | **134** | **168** | **376** | **296** | **(396)** | **(10,104)** |
| Share of profits from associates and joint ventures | 54 | - | 3 | - | 4 | - | 61 |
| **Segment result for the period** | **(162)** | **6** | **(15)** | **54** | **5** | **-** | **(112)** |
| Tax credit attributable to policyholders' returns | | | | | | | (313) |
| Tax expense attributable to equity holders' profits | | | | | | | 43 |
| **Profit for the period** | | | | | | | **158** |
| **Other items included in the income statement are:** | | | | | | | |
| Impairment losses recognised | 21 | - | - | - | - | - | 21 |
| Impairment losses reversed | 1 | - | - | - | - | - | 1 |
| Amortisation of intangible assets | 4 | - | - | - | - | - | 4 |
| Amortisation of deferred acquisition costs | 64 | 16 | 1 | - | - | - | 81 |
| Depreciation of property, plant and equipment | 2 | - | - | - | 4 | - | 6 |

## 4.2 Segmental analysis *continued*

### (a) Primary reporting format – Business segments *continued*

### (i) Segmental income statement *continued*

| Restated*<br>6 months to 30 June 2007 | Life and pensions<br>£m | Healthcare<br>£m | Investment management<br>£m | Banking<br>£m | Other<br>£m | Elimination<br>£m | Total<br>£m |
|---|---|---|---|---|---|---|---|
| **Revenue from external customers** | | | | | | | |
| Net earned premium | 1,716 | 129 | 3 | - | - | - | 1,848 |
| Net investment return | 3,015 | - | 6 | 373 | 12 | - | 3,406 |
| Other segment income | 241 | 2 | 71 | 6 | 1 | - | 321 |
| **Total revenue from external customers** | 4,972 | 131 | 80 | 379 | 13 | - | 5,575 |
| Inter-segment revenue | 8 | - | 63 | - | 207 | (278) | - |
| **Total segment revenue** | 4,980 | 131 | 143 | 379 | 220 | (278) | 5,575 |
| **Expenses** | | | | | | | |
| Segment expenses | 4,987 | 135 | 103 | 327 | 235 | (272) | 5,515 |
| Finance costs | 55 | - | - | 10 | - | (6) | 59 |
| **Total segment expenses** | 5,042 | 135 | 103 | 337 | 235 | (278) | 5,574 |
| Share of profits from associates and joint ventures | 69 | 4 | 2 | - | 2 | - | 77 |
| **Segment result for the period** | 7 | - | 42 | 42 | (13) | - | 78 |
| Tax expense attributable to policyholders' returns | | | | | | | 15 |
| Tax credit attributable to equity holders' profits | | | | | | | (52) |
| **Profit for the period** | | | | | | | 115 |
| **Other items included in the income statement are:** | | | | | | | |
| Impairment losses recognised | - | - | - | - | - | - | - |
| Impairment losses reversed | - | - | - | - | - | - | - |
| Amortisation of intangible assets | 5 | - | - | - | - | - | 5 |
| Amortisation of deferred acquisition costs | 46 | 17 | 1 | - | - | - | 64 |
| Depreciation of property, plant and equipment | 1 | - | - | - | 3 | - | 4 |

* For an explanation of the restatement see Note 4.17.

## 4.2 Segmental analysis *continued*

### (a) Primary reporting format – Business segments *continued*

### (i) Segmental income statement *continued*

| 12 months to 31 December 2007 | Life and pensions £m | Healthcare £m | Investment management £m | Banking £m | Other £m | Elimination £m | Total £m |
|---|---|---|---|---|---|---|---|
| **Revenue from external customers** | | | | | | | |
| Net earned premium | 3,377 | 264 | 5 | - | - | - | 3,646 |
| Net investment return | 5,068 | - | 27 | 699 | 9 | - | 5,803 |
| Other segment income | 545 | 3 | 106 | 7 | 3 | - | 664 |
| **Total revenue from external customers** | **8,990** | **267** | **138** | **706** | **12** | - | **10,113** |
| Inter-segment revenue | 7 | - | 149 | 1 | 453 | (610) | - |
| **Total segment revenue** | **8,997** | **267** | **287** | **707** | **465** | **(610)** | **10,113** |
| **Expenses** | | | | | | | |
| Segment expenses | 8,451 | 269 | 192 | 689 | 543 | (592) | 9,552 |
| Finance costs | 114 | - | 1 | 25 | - | (18) | 122 |
| **Total segment expenses** | **8,565** | **269** | **193** | **714** | **543** | **(610)** | **9,674** |
| Share of profits from associates and joint ventures | 161 | 10 | 6 | - | 4 | - | 181 |
| **Segment result for the year** | **593** | **8** | **100** | **(7)** | **(74)** | - | **620** |
| Tax expense attributable to policyholders' returns | | | | | | | 111 |
| Tax credit attributable to equity holders' profits | | | | | | | (67) |
| **Profit for the year** | | | | | | | **576** |
| **Other items included in the income statement are:** | | | | | | | |
| Impairment losses recognised | 16 | - | - | - | - | - | 16 |
| Impairment losses reversed | - | - | - | - | - | - | - |
| Amortisation of intangible assets | 8 | - | - | - | - | - | 8 |
| Amortisation of deferred acquisition costs | 99 | 34 | 2 | - | - | - | 135 |
| Depreciation of property, plant and equipment | 3 | 1 | - | - | 5 | - | 9 |

An analysis of the components of the life and pensions segment result is shown in Note 4.2(a) (ii).

## 4.2 Segmental analysis *continued*

### (a) Primary reporting format – Business segments *continued*

### (ii) Analysis of life and pensions segment result

The Scheme of Demutualisation of The Standard Life Assurance Company (the Scheme) provides that certain recourse cash flows arising in the Heritage With Profits Fund (HWPF) on specified blocks of UK and Irish business may be transferred out of that fund and thus accrue to the ultimate benefit of equity holders in the Company. Under the Scheme, such transfers are subject to constraints to protect policyholders. If the recourse cash flows result in a negative amount, then the Shareholder Fund will make a transfer to the HWPF of at least the negative amount. The Scheme also provides for additional expenses to be charged by the Proprietary Business Fund to the HWPF in respect of German branch business.

The expected future value of the defined cash flows on UK and Irish participating contracts is recognised as a reduction in the measurement of participating contract liabilities or in the unallocated divisible surplus. As these recourse cash flows arise they are no longer included in the measurement of participating contract liabilities or the unallocated divisible surplus and thus contribute to equity holder profit.

The expected future value of the recourse cash flows on UK and Irish non-participating contracts is not recognised either in the measurement of non-participating liabilities or in the unallocated divisible surplus. For regulatory reporting purposes the realistic valuation includes an adjustment to reflect the expected future value of cash flows due to equity holders. This adjustment is excluded from the IFRS valuation. As these recourse cash flows arise they contribute to equity holder profit.

The expected future value of the additional expenses to be charged on German unitised with profits contracts is recognised as a liability within the unallocated divisible surplus. As these additional expenses are charged they are no longer included in the measurement of the unallocated divisible surplus and thus contribute to equity holder profit.

The life and pensions segment result comprises the following:

| | **6 months 2008 £m** | 6 months 2007 £m | Full year 2007 £m |
|---|---|---|---|
| Recourse cash flows arising on UK and Irish unitised contracts | **118** | 135 | 378 |
| Recourse cash flows arising on UK and Irish non-unitised contracts | **27** | 12 | 296 |
| Additional expenses charged on German unitised with profits contracts | **20** | 31 | 59 |
| Transfer out of HWPF | **165** | 178 | 733 |
| Life and pensions operations outside the HWPF | **(327)** | (171) | (140) |
| **Life and pension segment result for the period** | **(162)** | 7 | 593 |

In the six months to 30 June 2007, life and pensions operations outside the HWPF include the one off charge of £139m (12 months ended 31 December 2007: £144m) in relation to the implementation of the Canadian Institute of Chartered Accountants (CICA) Handbook s3855 *Financial Instruments – Recognition and Measurement* by the Canadian life and pensions operation (see Note 4.9 for further details). In addition, the life and pension segment includes the impact of volatility that arises from different IFRS measurement bases for liabilities and backing assets. The underlying result of the life and pension segment excluding this volatility is shown in the pro forma reconciliation of Group underlying profit to profit for the period.

In addition, the life and pension result is shown before including a tax credit attributable to policyholders' returns of £313m (6 months ended 30 June 2007: tax charge £15m; 12 months ended 31 December 2007: tax charge £111m).

During 2007, the Group adopted the relaxation in reserving requirements for non-participating contracts set out in the FSA's Policy Statement PS06/14 (Prudential changes for insurers). This resulted in an increase in the recourse cash flows in the year ended 31 December 2007 of £138m.

The impact of the annuity reinsurance transaction described in Note 4.16 is reflected in the life and pensions segment.

## 4.2 Segmental analysis *continued*

### (a) Primary reporting format – Business segments *continued*

### (iii) Segmental balance sheet

| At 30 June 2008 | Life and pensions £m | Healthcare £m | Investment management £m | Banking £m | Other £m | Elimination £m | Total £m |
|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | |
| Segment assets | 127,384 | 298 | 353 | 12,518 | 480 | (582) | 140,451 |
| Investments in associates and joint ventures | 2,960 | 10 | 22 | - | 400 | - | 3,392 |
| **Total segment assets** | **130,344** | **308** | **375** | **12,518** | **880** | **(582)** | **143,843** |
| Unallocated assets | | | | | | | **246** |
| **Total assets** | | | | | | | **144,089** |
| **Liabilities** | | | | | | | |
| Segment liabilities | 127,999 | 213 | 246 | 12,152 | 177 | (582) | **140,205** |
| **Total segment liabilities** | **127,999** | **213** | **246** | **12,152** | **177** | **(582)** | **140,205** |
| Unallocated liabilities | | | | | | | **222** |
| **Total liabilities** | | | | | | | **140,427** |
| **Equity** | | | | | | | |
| Share capital and reserves | | | | | | | **3,256** |
| Minority interest | | | | | | | **406** |
| **Total equity** | | | | | | | **3,662** |
| **Total equity and liabilities** | | | | | | | **144,089** |
| **Capital expenditure incurred during the period on:** | | | | | | | |
| Intangible assets | 3 | 3 | - | - | - | - | **6** |
| Deferred acquisition costs | 155 | 18 | - | - | - | - | **173** |
| Property, plant and equipment | 85 | - | - | - | 8 | - | **93** |

## 4.2 Segmental analysis *continued*

### (a) Primary reporting format – Business segments *continued*

### (iii) Segmental balance sheet *continued*

| Restated*<br>At 30 June 2007 | Life and pensions £m | Healthcare £m | Investment management £m | Banking £m | Other £m | Elimination £m | Total £m |
|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | |
| Segment assets | 124,716 | 198 | 522 | 12,285 | 455 | (401) | 137,775 |
| Investments in associates and joint ventures | 3,041 | 172 | 38 | - | 307 | - | 3,558 |
| **Total segment assets** | **127,757** | **370** | **560** | **12,285** | **762** | **(401)** | **141,333** |
| Unallocated assets | | | | | | | **110** |
| **Total assets** | | | | | | | **141,443** |
| **Liabilities** | | | | | | | |
| Segment liabilities | 125,199 | 211 | 435 | 11,902 | 158 | (399) | 137,506 |
| **Total segment liabilities** | **125,199** | **211** | **435** | **11,902** | **158** | **(399)** | **137,506** |
| Unallocated liabilities | | | | | | | **681** |
| **Total liabilities** | | | | | | | **138,187** |
| Equity | | | | | | | |
| Share capital and reserves | | | | | | | **2,913** |
| Minority interest | | | | | | | **343** |
| **Total equity** | | | | | | | **3,256** |
| **Total equity and liabilities** | | | | | | | **141,443** |
| **Capital expenditure incurred during the period on:** | | | | | | | |
| Intangible assets | 4 | 3 | - | - | - | - | **7** |
| Deferred acquisition costs | 169 | 18 | 1 | - | - | - | **188** |
| Property, plant and equipment | 98 | - | - | - | 4 | - | **102** |

* For an explanation of the restatement see Note 4.17.

## 4.2 Segmental analysis *continued*

### (a) Primary reporting format – Business segments *continued*

### (iii) Segmental balance sheet *continued*

| At 31 December 2007 | Life and pensions £m | Healthcare £m | Investment management £m | Banking £m | Other £m | Elimination £m | Total £m |
|---|---|---|---|---|---|---|---|
| **Assets** | | | | | | | |
| Segment assets | 126,460 | 186 | 313 | 13,226 | 435 | (977) | 139,643 |
| Investments in associates and joint ventures | 3,740 | 106 | 45 | - | 255 | - | 4,146 |
| **Total segment assets** | **130,200** | **292** | **358** | **13,226** | **690** | **(977)** | **143,789** |
| Unallocated assets | | | | | | | 191 |
| **Total assets** | | | | | | | **143,980** |
| **Liabilities** | | | | | | | |
| Segment liabilities | 127,016 | 203 | 210 | 12,917 | 204 | (975) | 139,575 |
| **Total segment liabilities** | **127,016** | **203** | **210** | **12,917** | **204** | **(975)** | **139,575** |
| Unallocated liabilities | | | | | | | 732 |
| **Total liabilities** | | | | | | | **140,307** |
| **Equity** | | | | | | | |
| Share capital and reserves | | | | | | | 3,282 |
| Minority interest | | | | | | | 391 |
| **Total equity** | | | | | | | **3,673** |
| **Total equity and liabilities** | | | | | | | **143,980** |
| **Capital expenditure incurred during the year on:** | | | | | | | |
| Intangible assets | 10 | 6 | - | 1 | - | - | 17 |
| Deferred acquisition costs | 331 | 34 | - | - | - | - | 365 |
| Property, plant and equipment | 216 | - | - | - | 17 | - | 233 |

## 4.2 Segmental analysis *continued*

### (b) Secondary reporting format – geographical segments

The geographical segments are the United Kingdom, Canada and International operations, which includes all other geographical regions.

Revenues are allocated based on the country in which the contracts are issued, or products are sold. Total assets and capital expenditure are allocated based on where the contracts or products to which they relate are issued or sold.

| At 30 June 2008 | Segment revenue from external customers £m | Segment assets £m | Capital expenditure on intangible assets, deferred acquisition costs and property, plant and equipment £m |
|---|---|---|---|
| United Kingdom | (11,064) | 120,629 | 210 |
| Canada | 601 | 15,793 | 12 |
| International | 186 | 7,421 | 50 |
| Unallocated items | - | 246 | - |
| **Total** | **(10,277)** | **144,089** | **272** |
| **Restated At 30 June 2007*** | | | |
| United Kingdom | 4,581 | 121,287 | 242 |
| Canada | 756 | 14,553 | 7 |
| International | 238 | 5,421 | 44 |
| Unallocated items | - | 182 | 4 |
| **Total** | **5,575** | **141,443** | **297** |
| **At 31 December 2007** | | | |
| United Kingdom | 7,926 | 121,588 | 485 |
| Canada | 1,453 | 15,849 | 15 |
| International | 734 | 6,352 | 115 |
| Unallocated items | - | 191 | - |
| **Total** | **10,113** | **143,980** | **615** |

* For an explanation of the restatement see Note 4.17.

## 4.3 Administrative expenses

| | **6 months 2008 £m** | Restated 6 months 2007 £m | Full year 2007 £m |
|---|---|---|---|
| Commission expenses | **248** | 252 | 503 |
| Interest expense | **350** | 309 | 663 |
| Staff costs and other employee related costs | **313** | 267 | 566 |
| Restructuring and other corporate transaction expenses | **44** | 3 | 31 |
| Acquisition costs deferred during the period | **(173)** | (188) | (365) |
| Amortisation of deferred acquisition costs | **81** | 64 | 135 |
| Other administrative expenses | **340** | 351 | 764 |
| **Total administrative expenses** | **1,203** | 1,058 | 2,297 |

Interest expense includes interest payable on customer accounts and other funding instruments within the banking operations of the Group. Interest relating to other Group borrowings of £63m (6 months ended 30 June 2007: £59m; 12 months ended 31 December 2007: £122m) is included within finance costs.

## 4.3 Administrative expenses *continued*

Restructuring costs include £24m of costs associated with the restructuring of a sub-fund of Standard Life Investments (Global Liquidity Funds) plc (see below). In addition, restructuring costs include £19m of expenses in relation to the Group's Continuous Improvement Programme mainly in relation to consultancy costs and process improvement projects (6 months ended 30 June 2007: £1m; 12 months ended 31 December 2007: £9m) and restructuring costs incurred by Standard Life Healthcare Limited of £1m (6 months ended 30 June 2007: £2m; 12 months ended 31 December 2007: £4m). The restructuring cost for the 12 months ended 31 December 2007 also includes £18m relating to the proposed acquisition of Resolution plc.

On 30 April 2008 Standard Life Investments (Global Liquidity Funds) plc restructured one of its sub-funds, changing the pricing structure from an amortised cost to mark-to-market basis. The total costs to the Group associated with the restructuring of the sub-fund are £66m, of which £24m are restructuring costs and £42m is recognised in net investment return since it reflects the difference between the amortised cost and marked to market value of assets brought directly on to the Group balance sheet. During the year ended 31 December 2007 the Company had issued a guarantee to Standard Life Investments (Global Liquidity Funds) plc to cover the difference between amortised cost and marked to market value of the underlying assets of two sub-funds, should there be a need to sell assets below amortised cost to meet investor withdrawals. The guarantee was for a maximum £60m. As a result of the restructuring, the guarantee was replaced by a revised agreement in respect of the other sub-fund with a maximum guarantee of £5m.

## 4.4 Earnings per share

### (a) Basic earnings per share

Basic earnings per share is calculated by dividing profit attributable to ordinary equity holders by the weighted average number of ordinary shares outstanding during the period. The weighted average number of ordinary shares outstanding during the period is the weighted average number of shares in issue less the weighted average number of shares owned by employee share trusts that have not vested unconditionally in employees.

| | **6 months 2008** | 6 months 2007 | Full year 2007 |
|---|---|---|---|
| Profit attributable to equity holders of Standard Life plc (£m) | **161** | 57 | 465 |
| Weighted average number of ordinary shares in issue (millions) | **2,175** | 2,106 | 2,138 |
| **Basic earnings per share (pence per share)** | **7.4** | 2.7 | 21.7 |

### (b) Diluted earnings per share

Diluted earnings per share is calculated adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has one category of dilutive potential ordinary shares – share awards and share options awarded to employees. The Group had another category of dilutive ordinary shares during the period 10 July 2006 to 9 July 2007 – the bonus shares committed to at the time of the demutualisation of The Standard Life Assurance Company and flotation of the Company.

For share options, a calculation is made to determine the number of shares that could have been acquired at fair value (determined as the average market share price of the Company's shares for the period) based on the monetary value of the subscription rights attached to outstanding share options. The number of shares calculated is compared with the number of shares that would have been issued assuming the exercise of the share options.

As part of the offer on the flotation of the Company, holders of demutualisation shares, employee shares or shares acquired in the preferential offer who held such shares for a continuous period of one year, were eligible to receive, at the end of that one year period, one bonus share for every twenty shares retained. The number of bonus shares included as dilutive potential shares for the period 10 July 2006 to 9 July 2007 is based on the actual number issued on 10 July 2007.

| | **6 months 2008** | 6 months 2007 | Full year 2007 |
|---|---|---|---|
| Profit attributable to equity holders of Standard Life plc (£m) | **161** | 57 | 465 |
| Weighted average number of ordinary shares for diluted earnings per share (millions) | **2,175** | 2,179 | 2,177 |
| **Diluted earnings per share (pence per share)** | **7.4** | 2.6 | 21.4 |

The dilutive effect of share awards and options included in the weighted average number of ordinary shares above was 0.2m (6 months ended 30 June 2007: 4m; 12 months ended 31 December 2007: 3m). The effect of these dilutive potential ordinary shares did not impact the profit attributable to equity holders of the Company.

The dilutive effect of the bonus shares included in the weighted average number of ordinary shares above was nil (6 months ended 30 June 2007: 69m; 12 months ended 31 December 2007: 36m).

## 4.4 Earnings per share *continued*

### (c) Alternative earnings per share

Earnings per share is also calculated based on the underlying profit before tax and certain non-operating items as well as on the profit attributable to equity holders of Standard Life plc. The Directors believe that earnings per share based on underlying profit provides a better indication of operating performance.

| | 6 months 2008 £m | 6 months 2008 Per share p | 6 months 2007 £m | 6 months 2007 Per share p | Full year 2007 £m | Full year 2007 Per share p |
|---|---|---|---|---|---|---|
| **Underlying profit before tax attributable to equity holders** | **342** | **15.7** | 277 | 13.2 | 825 | 38.6 |
| Volatility arising on different asset and liability valuation bases | **(97)** | **(4.5)** | (211) | (10.0) | (302) | (14.1) |
| Restructuring and corporate transaction expenses | **(44)** | **(2.0)** | (3) | (0.2) | (31) | (1.4) |
| Profit on part disposal of joint venture | **-** | **-** | - | - | 17 | 0.7 |
| **Profit before tax attributable to equity holders** | **201** | **9.2** | 63 | 3.0 | 509 | 23.8 |
| Tax (expense)/credit attributable to: | | | | | | |
| Underlying profit | **(45)** | **(2.1)** | (8) | (0.3) | 11 | 0.5 |
| Adjusted items | **2** | **0.1** | 60 | 2.8 | 56 | 2.6 |
| Loss/(profit) attributable to minority interest | **3** | **0.2** | (58) | (2.8) | (111) | (5.2) |
| **Profit attributable to equity holders of Standard Life plc** | **161** | **7.4** | 57 | 2.7 | 465 | 21.7 |

## 4.5 Dividends

Subsequent to 30 June 2008, the Directors have proposed an interim dividend for 2008 of 4.07 pence per ordinary share (interim 2007: 3.80 pence), an estimated £89m in total (interim 2007: £83m). The dividend will be paid on 28 November 2008. This dividend will be recorded as an appropriation of retained earnings in the financial statements for the year ended 31 December 2008. During the 6 months to 30 June 2008 the Directors declared a final dividend for the year ended 31 December 2007 of 7.70 pence per ordinary share (final 2006: 5.40 pence) totalling £168m (final 2006: £114m).

## 4.6 Tax (credit)/expense

The income tax (credit)/expense is attributed as follows:

| | 6 months 2008 £m | 6 months 2007 £m | Full year 2007 £m |
|---|---|---|---|
| Income tax (credit)/expense attributable to policyholders' returns | **(313)** | 15 | 111 |
| Income tax expense/(credit) attributable to equity holders' profits | **43** | (52) | (67) |
| **Total tax (credit)/expense** | **(270)** | (37) | 44 |

The share of tax of associates and joint ventures is £4m (6 months ended 30 June 2007: £2m, 12 months ended 31 December 2007: £4m) and is included above the line 'Profit before tax' in the condensed consolidated income statement in 'Share of profits from associates and joint ventures'.

For the 6 months ended 30 June 2008 an amount of £34m (6 months ended 30 June 2007: £14m, 12 months ended 31 December 2007: £(16)m) of income tax expense calculated at policyholder tax rates which is attributable to equity holders' profits has been included in 'Income tax expense attributable to equity holders' profits'. For the 6 months ended 30 June 2007, income tax expense calculated at policyholder rates attributable to equity holders' profits was included in 'Income tax expense attributable to policyholders' returns'.

## 4.6 Tax (credit)/expense *continued*

The total income tax (credit)/expense is spilt as follows:

| | 6 months 2008 £m | 6 months 2007 £m | Full year 2007 £m |
|---|---|---|---|
| **Current tax:** | | | |
| United Kingdom | 75 | 79 | 295 |
| Double tax relief | (16) | (26) | (41) |
| Canada and international | 10 | 6 | 22 |
| Adjustment to tax expense in respect of prior years | 6 | 1 | (3) |
| **Total current tax** | 75 | 60 | 273 |
| **Deferred tax:** | | | |
| Deferred tax credit arising from the current period | (345) | (97) | (229) |
| **Total deferred tax** | (345) | (97) | (229) |
| **Total income tax (credit)/expense** | (270) | (37) | 44 |
| **Attributable to equity holders' profits** | 43 | (52) | (67) |

## 4.7 Volatility arising on different asset and liability valuation bases

Group underlying profit has been adjusted in respect of volatility that arises from different IFRS measurement bases for liabilities and backing assets. The adjustment is analysed as follows:

| | 6 months 2008 £m | 6 months 2007 £m | Full year 2007 £m |
|---|---|---|---|
| Measurement of investment contract liabilities and backing assets | - | 152 | 163 |
| Measurement of subordinated liabilities and backing assets | 140 | 87 | 100 |
| Other adjustments | (43) | (28) | 39 |
| | 97 | 211 | 302 |

Other adjustments comprise amounts in respect of volatility arising from derivatives that are part of economic hedges but do not qualify as hedge relationships under IAS 39 *Financial Instruments: Recognition and Measurement.*

## 4.8 Issued share capital

The movement in the issued share capital of the Company during the period was:

| | 6 months 2008 Number | 6 months 2008 £m | 6 months 2007 Number | 6 months 2007 £m | Full year 2007 Number | Full year 2007 £m |
|---|---|---|---|---|---|---|
| **At start of period** | 2,174,077,106 | 217 | 2,106,070,469 | 210 | 2,106,070,469 | 210 |
| Demutualisation shares | - | - | 59,432 | - | 59,432 | - |
| Shares issued in respect of employee share compensation plans | 3,398,767 | 1 | 211,246 | - | 518,200 | - |
| Shares issued in respect of bonus issue | 16,004 | - | - | - | 67,429,005 | 7 |
| **At end of period** | 2,177,491,877 | 218 | 2,106,341,147 | 210 | 2,174,077,106 | 217 |

The Scheme sets a 10 year time limit for those eligible members of The Standard Life Assurance Company (SLAC) who were not allocated shares at the date of demutualisation to claim their entitlement.

During the 6 months from 1 January to 30 June 2008, no further ordinary shares (6 months ended 30 June 2007 and 12 months ended 31 December 2007: 59,432) were issued to eligible members in respect of their demutualisation entitlements.

## 4.8 Issued share capital *continued*

As part of the offer on the demutualisation of SLAC and flotation of Standard Life plc, holders of demutualisation shares, employee shares or shares acquired in the preferential offer who retained their shares for a continuous period of one year from 10 July 2006 were entitled to one bonus share for every 20 shares. The Company allotted 67,429,005 shares in respect of the bonus issue. Shareholders who are entitled to bonus shares but were not allocated shares on 10 July 2007 have three years from 10 July 2007 to claim their entitlements. During the six months to 30 June 2008, a further 16,004 bonus shares were issued.

The Group operates a long-term incentive plan for its executives and senior management. Under the terms of the plan, share options are awarded to the executives and senior management based on performance results of the Group over a three year period. During the six months to 30 June 2008, the 2005 plan vested and as a result, the Company allotted 3,142,947 ordinary shares.

The Group operates share incentive plans, allowing employees the opportunity to buy shares from their salary each month. The maximum purchase that an employee can make in any one year is £1,500. The Group offers to match the first £25 of shares bought each month. During the 6 months from 1 January to 30 June 2008, the Company allotted 255,820 (6 months ended 30 June 2007: 211,246; 12 months ended 31 December 2007: 518,200) ordinary shares to its employees under the share incentive plans.

## 4.9 Insurance contract liabilities, non-participating investment contract liabilities, participating investment contract liabilities and reinsurance assets

| | 30 June 2008 £m | 30 June 2007 £m | 31 December 2007 £m |
|---|---|---|---|
| **Non-participating contract liabilities** | | | |
| Non-participating insurance contracts | 19,692 | 20,333 | 20,980 |
| Non-participating investment contracts | 57,204 | 56,643 | 58,762 |
| | 76,896 | 76,976 | 79,742 |
| **Participating contract liabilities** | | | |
| Participating insurance contracts | 17,618 | 19,614 | 19,446 |
| Participating investment contracts | 15,934 | 17,473 | 17,491 |
| Unallocated divisible surplus | 848 | 1,034 | 951 |
| | 34,400 | 38,121 | 37,888 |

Non-participating insurance contracts include £177m (30 June 2007: £166m; 31 December 2007: £161m) relating to Standard Life Healthcare Limited and £5m (30 June 2007: £5m; 31 December 2007: £3m) relating to general insurance, conventional term assurance (Lifetime Protection Series), life contingent annuities, Perspecta Universal Life in Canada, and a small amount of linked Homeplan business.

Due to changes in economic and non-economic factors certain assumptions used in estimating insurance and investment contract liabilities have been revised. Therefore the change in liabilities reflects both actual performance over the period, changes in assumptions and to a limited extent improvements in modelling techniques.

The movements in participating and non-participating insurance and investment contracts and reinsurers' share of liabilities during the 6 months ended 30 June 2008 arising from changes in estimates are set out below:

| | Participating insurance contract liabilities £m | Non-participating insurance contract liabilities £m | Participating investment contract liabilities £m | Non-participating investment contract liabilities £m | Reinsurers' share of liabilities (reinsurance asset) £m | Net £m |
|---|---|---|---|---|---|---|
| Impact of annuity reinsurance transaction | 49 | (1) | 64 | - | (6,573) | (6,461) |
| Changes in: | | | | | | |
| Methodology/modelling changes | (66) | 45 | 21 | - | - | - |
| Non-economic assumptions | (13) | - | (18) | - | - | (31) |
| Economic assumptions | 44 | (1,072) | (9) | - | 509 | (528) |

## 4.9 Insurance contract liabilities, non-participating investment contract liabilities, participating investment contract liabilities and reinsurance assets *continued*

The methodology used at 30 June 2008 to value participating and non-participating contracts is consistent with the approach applied at 31 December 2007 as described in the Group's *Annual Report and Accounts.*

As described in Note 4.16 Standard Life Assurance Limited (SLAL) entered into a reinsurance arrangement with Canada Life International Re on 14 February 2008 in respect of certain annuity contracts. For the gross participating insurance and investment liabilities the impact of the annuity reinsurance transaction shown reflects the change in the residual estate which therefore impacts the value of the planned enhancements (on an FSA realistic basis) included within these liabilities as covered by the Scheme of Demutualisation. The increase in the reinsurance asset associated with the transaction represents the increase in the value of the reinsurance assets with external reinsurers due to this new arrangement.

Due to a change in the estimate of the amount required to compensate the Heritage With Profits Fund (HWPF) for tax payable on certain income items participating contract liabilities reduced by £31m which is reflected within the change in non-economic assumptions above. There was a related increase of £14m in the tax expense attributable to equity holders' profits.

Economic assumptions reflect the reduction in non-participating insurance contracts due to an increase in the valuation interest rates.

The movements in participating and non-participating insurance and investment contracts and reinsurers' share of liabilities during the 6 months ended 30 June 2007 arising from changes in estimates are set out below:

| | Participating insurance contract liabilities £m | Non-participating insurance contract liabilities £m | Participating investment contract liabilities £m | Non-participating investment contract liabilities £m | Reinsurers' share of liabilities (reinsurance asset) £m | Net £m |
|---|---|---|---|---|---|---|
| Changes in: | | | | | | |
| Methodology/modelling changes | 2 | 154 | 4 | - | (15) | 145 |
| Non-economic assumptions | - | - | 5 | - | - | 5 |
| Economic assumptions | - | - | 5 | - | - | 5 |

The method applied to determine the insurance contract liabilities for the Canadian business is based on Canadian accounting and regulatory valuation principles. Canadian regulations set the value of policy liabilities for each business segment equal to the value of a selected group of assets which are projected to be sufficient to meet all expected policy liabilities when due. Prior to 1 January 2007, under Canadian GAAP, bonds were measured at amortised cost and equities at move-to-market value (Canadian book value). As the Group's policy under IFRS for measurement of investment securities is fair value through profit or loss an adjustment was made to the insurance contract liabilities (calculated under Canadian valuation principles) to reflect the impact of the different measurement basis for the investment securities backing the insurance contracts. The fair value adjustment made to the insurance contract liabilities was determined for each business segment using a ratio based on total investment securities backing all Canadian policy liabilities (i.e. insurance and investment contracts).

On 1 January 2007, section 3855 *Financial Instruments – Recognition and Measurement* of the Canadian Institute of Chartered Accountants Handbook became effective, which changed the measurement basis of investment securities under Canadian GAAP from Canadian book value to fair value. The adoption of s3855 resulted in a reconsideration of the allocation of the fair value adjustment in respect of investment securities between insurance and investment contracts. As a result, at 30 June 2007, insurance contract liabilities (net of reinsurance) have increased by £115m (31 December 2007: £119m) compared to 31 December.2006. As non unit linked investment contract liabilities are measured at amortised cost there has not been a corresponding reduction in their value. In addition, a related deferred tax adjustment has increased liabilities by £24m at 30 June 2007 (31 December 2007: £25m).

## 4.9 Insurance contract liabilities, non-participating investment contract liabilities, participating investment contract liabilities and reinsurance assets *continued*

The total movements in participating insurance and investments contract liabilities, non-participating insurance contract liabilities and reinsurers share during the year to 31 December 2007 are set out below. This includes the movements arising from changes in estimates:

| | Participating insurance contract liabilities £m | Non-participating insurance contract liabilities £m | Participating investment contract liabilities £m | Total insurance and participating contracts £m | Reinsurers share of liabilities (reinsurance asset) £m | Net 2007 £m |
|---|---|---|---|---|---|---|
| **At 1 January 2007** | **20,225** | **20,202** | **18,563** | **58,990** | **(740)** | **58,250** |
| Expected change | (480) | (332) | (731) | (1,543) | 2 | (1,541) |
| Methodology/modelling changes | (72) | (29) | 38 | (63) | 5 | (58) |
| Effect of changes in: | | | | | | |
| Economic assumptions | (60) | (94) | 74 | (80) | (9) | (89) |
| Non-economic assumptions | 87 | (267) | 69 | (111) | 318 | 207 |
| Effect of: | | | | | | |
| Economic experience | (2) | 42 | (37) | 3 | (5) | (2) |
| Non-economic experience | (623) | (290) | (728) | (1,641) | 5 | (1,636) |
| New business | 60 | 885 | 154 | 1,099 | (5) | 1,094 |
| **Total change in contract liabilities** | **(1,090)** | **(85)** | **(1,161)** | **(2,336)** | **311** | **(2,025)** |
| Foreign exchange adjustment | 311 | 858 | 89 | 1,258 | (47) | 1,211 |
| Change in unearned premium reserve | - | 5 | - | 5 | - | 5 |
| **At 31 December 2007** | **19,446** | **20,980** | **17,491** | **57,917** | **(476)** | **57,441** |

The relaxations to reserving requirements for non-participating insurance contracts set out in the FSA's policy statement PS06/14 were adopted during 2007. These relaxations cover the introduction of prudent lapse allowances where appropriate and the inclusion (where appropriate) of negative liabilities which would have previously been recognised at a zero value, which have both been adopted for certain term assurance contracts. They also cover changes to the attribution of expense allowances when calculating sterling reserves for unitised business.

Non-economic experience changes in the year primarily represent higher than expected claims (in particular surrenders and lapses).

The impact of non-economic assumption changes was primarily driven by changes in the mortality assumptions used by the Group including changes throughout the Group to annuity assumptions to reflect an expectation of increasing longevity which increased non-participating insurance contract liabilities as at 31 December 2007 by £140m. In addition, a change to assurance mortality in Canada reflects an expectation of increasing mortality improvements. Although this reduced the gross non-participating liabilities by approximately £190m as at 31 December 2007 there was a consequential impact on reinsurance which led to a minimal increase in liabilities net of reinsurance.

The primary role of the residual estate, as set out in paragraph 4.1 of Schedule 1 of the Scheme of Demutualisation (the Scheme), is to ensure a prudent amount is retained in the HWPF in respect of any amounts which may be charged to the HWPF in accordance with the Scheme. To the extent that the Standard Life Assurance Limited (SLAL) Board is satisfied that the residual estate exceeds that required to meet its primary role, the excess residual estate shall be distributed over time in as fair and equitable manner as is practicable as an enhancement to final bonus payable on the remaining HWPF with profits policies. Therefore it is necessary to recognise the residual estate of the HWPF as part of the participating liabilities. The movement tables above therefore include the movements in this residual estate subsequent to the demutualisation of The Standard Life Assurance Company.

## 4.9 Insurance contract liabilities, non-participating investment contract liabilities, participating investment contract liabilities and reinsurance assets *continued*

The change in non-participating investment contract liabilities during the year ended 31 December 2007 is set out below:

| | 31 December 2007 £m |
|---|---|
| **At 1 January 2007** | **50,931** |
| Contributions | 11,517 |
| Initial charges and reduced allocations | (67) |
| Account balances paid on surrender and other terminations in the year | (6,685) |
| Investment return credited and related benefits | 2,073 |
| Foreign exchange adjustment | 1,333 |
| Recurring management charges | (344) |
| Other | 4 |
| **At 31 December 2007** | **58,762** |

## 4.10 Borrowings

| | **30 June 2008 £m** | 30 June 2007 £m | 31 December 2007 £m |
|---|---|---|---|
| Certificates of deposit, commercial paper and medium term notes | **1,659** | 2,257 | 1,843 |
| Securitisations – mortgage backed floating rate notes | **3,827** | 4,116 | 3,983 |
| Bank overdrafts | **364** | 173 | 215 |
| Other | **85** | 55 | 77 |
| **Total borrowings** | **5,935** | 6,601 | 6,118 |

### (a) Certificates of deposit, commercial paper and medium term notes

The Group has issued certificates of deposit through its subsidiary Standard Life Bank Limited (Standard Life Bank). The Group has also issued commercial paper and medium term notes through Standard Life Funding B.V., a wholly owned subsidiary of Standard Life Bank. Standard Life Bank has guaranteed the liabilities of its subsidiary in relation to the issuance of this debt. The guarantee is in respect of notes issued and is for a maximum of US$2bn and €4bn in relation to the US commercial paper and Euro commercial paper programmes respectively, and €4bn in respect of the medium term note programme. This guarantee is considered a financial guarantee contract under the revised IAS 39 *Financial Instruments: Recognition and Measurement* and is initially recognised at fair value. The fair value recognised in the consolidated financial statements of the Group at 30 June 2008 is £nil (30 June 2007: £nil; 31 December 2007: £nil).

## 4.10 Borrowings *continued*

### (a) Certificates of deposit, commercial paper and medium term notes *continued*

| | Average interest rates | | | Carrying amount | | |
|---|---|---|---|---|---|---|
| | **30 June 2008 %** | 30 June 2007 % | 31 December 2007 % | **30 June 2008 £m** | 30 June 2007 £m | 31 December 2007 £m |
| **Due within 1 year** | | | | | | |
| Standard Life Bank certificates of deposit – GBP | **5.73%** | 5.59% | 6.28% | **766** | 887 | 989 |
| Standard Life Bank certificates of deposit – EUR | **-** | - | 4.77% | **-** | - | 60 |
| Standard Life Funding B.V. Commercial paper – GBP | **5.91%** | 5.70% | 6.61% | **228** | 129 | 240 |
| Standard Life Funding B.V. Commercial paper – USD | **3.40%** | 5.44% | 5.51% | **134** | 446 | 139 |
| Standard Life Funding B.V. Commercial paper – EUR | **4.77%** | 4.12% | 4.99% | **422** | 698 | 313 |
| Standard Life Funding B.V. Medium Term Notes – GBP | **6.56%** | 6.07% | 6.56% | **9** | 3 | 9 |
| | | | | **1,559** | 2,163 | 1,750 |
| **Due between 1 and 5 years** | | | | | | |
| Standard Life Funding B.V. Medium Term Notes – GBP | **6.38%** | 5.97% | 6.38% | **4** | 13 | 4 |
| | | | | **4** | 13 | 4 |
| **Due after 5 years** | | | | | | |
| Standard Life Funding B.V. Medium Term Notes – EUR | **5.03%** | 4.37% | 5.03% | **96** | 81 | 89 |
| | | | | **96** | 81 | 89 |
| **Total certificates of deposit, commercial paper and medium term loan notes** | | | | **1,659** | 2,257 | 1,843 |

The carrying amounts disclosed above reasonably approximate the fair values as at the period end.

### (b) Securitisations – mortgage backed floating rate notes

Loans are issued by the Group, which are subject to securitisations. Under this arrangement, the beneficial interest in these mortgages is transferred to special purpose entities (SPEs). The issue of mortgage backed floating rate notes by the SPEs funded the purchase of the mortgages.

Although the Group does not directly or indirectly own any of the share capital of the SPEs, the nature of these entities, which are in substance controlled by the Group, means that the Group retains substantially all of the risks and rewards of the securitised mortgages. The Group is not obliged to support any losses suffered by the note holders and does not intend to provide such support. The notes were issued on the basis that note holders are only entitled to obtain payment, of both principal and interest, to the extent that the available resources of the respective SPEs, including funds due from customers in respect of the securitised mortgages, are sufficient and that note holders have no recourse whatsoever to the Group. This has been clearly stated in the legal agreements with note holders.

## 4.10 Borrowings *continued*

### (b) Securitisations – mortgage backed floating rate notes *continued*

The mortgage backed floating rate notes at the period end are as follows:

| | Average interest rates | | | Carrying amount | | |
|---|---|---|---|---|---|---|
| | **30 June 2008 %** | 30 June 2007 % | 31 December 2007 % | **30 June 2008 £m** | 30 June 2007 £m | 31 December 2007 £m |
| Lothian Mortgages No. 1 plc – USD – Maturity 2017 | **3.25%** | 6.12% | 5.49% | **57** | 101 | 79 |
| Lothian Mortgages No. 1 plc – GBP – Maturity 2035 | **6.43%** | 6.22% | 6.85% | **571** | 571 | 572 |
| Lothian Mortgages No. 2 plc – GBP – Maturity 2038 | **6.28%** | 6.05% | 6.69% | **192** | 202 | 202 |
| Lothian Mortgages No. 2 plc – USD – Maturity 2038 | **3.70%** | 6.10% | 5.53% | **8** | 90 | 34 |
| Lothian Mortgages No. 2 plc – EUR – Maturity 2038 | **5.30%** | 6.23% | 5.10% | **578** | 511 | 559 |
| Lothian Mortgages No. 3 plc – USD – Maturity 2019 | **-** | 6.00% | 5.36% | **-** | 87 | 38 |
| Lothian Mortgages No. 3 plc – GBP – Maturity 2039 | **6.30%** | 6.08% | 6.71% | **778** | 789 | 789 |
| Lothian Mortgages No. 4 plc – EUR – Maturity 2040 | **5.00%** | 5.89% | 4.81% | **210** | 308 | 263 |
| Lothian Mortgages No. 4 plc – GBP – Maturity 2040 | **6.15%** | 5.94% | 6.56% | **571** | 570 | 571 |
| Lothian Mortgages Master Issuer plc – USD – Maturity 2028 | **2.66%** | 5.85% | 5.05% | **81** | 163 | 122 |
| Lothian Mortgages Master Issuer plc – USD – Maturity 2050 | **3.07%** | 5.94% | 5.31% | **25** | 25 | 25 |
| Lothian Mortgages Master Issuer plc – EUR – Maturity 2050 | **5.04%** | 5.93% | 4.85% | **375** | 319 | 348 |
| Lothian Mortgages Master Issuer plc – GBP – Maturity 2050 | **6.17%** | 5.96% | 6.58% | **381** | 380 | 381 |
| **Total mortgage backed floating rate notes** | | | | **3,827** | 4,116 | 3,983 |

## 4.11 Defined benefit and defined contribution plans

### (a) Analysis of amounts recognised in the income statement

The amounts recognised in the income statement for defined contribution and defined benefit schemes are as follows:

| | **6 months 2008 £m** | 6 months 2007 £m | Full year 2007 £m |
|---|---|---|---|
| Current service cost | **(30)** | (27) | (57) |
| Interest cost on benefit obligation | **(46)** | (39) | (76) |
| Expected return on plan assets | **44** | 46 | 91 |
| Past service cost | **-** | (2) | (5) |
| **Expense recognised in the income statement** | **(32)** | (22) | (47) |

### (b) Analysis of amounts recognised in the balance sheet

The present value of the defined benefit obligation less the fair value of gross scheme assets is as follows:

| | **30 June 2008** | | | | 30 June 2007 | | | | 31 December 2007 | | | |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | **United Kingdom £m** | **Canada £m** | **Ireland £m** | **Total £m** | United Kingdom £m | Canada £m | Ireland £m | Total £m | United Kingdom £m | Canada £m | Ireland £m | Total £m |
| Present value of funded obligation | **(1,386)** | **(124)** | **(48)** | **(1,558)** | (1,196) | (117) | (42) | (1,355) | (1,375) | (119) | (45) | (1,539) |
| Present value of unfunded obligation | **-** | **(35)** | **-** | **(35)** | - | (41) | - | (41) | - | (44) | - | (44) |
| Fair value of plan assets | **1,216** | **129** | **42** | **1,387** | 1,049 | 121 | 36 | 1,206 | 1,212 | 133 | 39 | 1,384 |
| **Net liability on the balance sheet** | **(170)** | **(30)** | **(6)** | **(206)** | (147) | (37) | (6) | (190) | (163) | (30) | (6) | (199) |

The net liability is included in 'Other liabilities' in the condensed consolidated balance sheet. The Group also recognises a net liability of £4m (30 June 2007: £3m; 31 December 2007: £4m) arising from a scheme with a total defined benefit obligation of £4m (30 June 2007: £3m; 31 December 2007: £4m) administered for the benefit of employees in Germany giving a net liability on the balance sheet of £210m (30 June 2007: £193m; 31 December 2007: £203m).

## 4.11 Defined benefit and defined contribution plans *continued*

### (c) Principal assumptions

The principal economic assumptions used in determining pension benefit obligation for the Group's plans are as follows:

| | **30 June 2008** | | | 30 June 2007 | | | 31 December 2007 | | |
|---|---|---|---|---|---|---|---|---|---|
| | **United Kingdom %** | **Canada %** | **Ireland %** | United Kingdom % | Canada % | Ireland % | United Kingdom % | Canada % | Ireland % |
| Rate of increase in salaries | **5.00 – 6.00** | **3.50** | **4.55** | 3.20 | 3.50 | 4.55 | 4.45 – 5.45 | 3.50 | 4.55 |
| Rate of increase in pensions | **4.00** | **1.33** | **2.81** | 3.20 | 1.33 | 2.25 | 3.45 | 1.33 | 2.25 |
| Discount rate | **6.40** | **5.50** | **5.50** | 5.70 | 5.50 | 4.70 | 5.75 | 5.50 | 5.50 |
| Inflation assumption | **4.00** | **2.00** | **2.81** | 3.20 | 2.00 | 2.25 | 3.45 | 2.00 | 2.25 |
| Rate of return on plan assets | **6.20** | **7.50** | **6.20** | 7.16 | 7.50 | 5.62 | 6.39 | 7.00 | 6.20 |

## 4.12 Related party transactions

### (a) Transactions with/from related parties

Transactions with related parties carried out by the Group were as follows:

| | **6 months 2008 £m** | 6 months 2007 £m | Full year 2007 £m |
|---|---|---|---|
| **Sale to:** | | | |
| Associates | **8,444** | 6,005 | 11,233 |
| Joint ventures | **8** | 39 | 96 |
| | **8,452** | 6,044 | 11,329 |
| **Purchase from:** | | | |
| Associates | **8,955** | 5,609 | 11,764 |
| Joint ventures | **26** | 48 | 158 |
| | **8,981** | 5,657 | 11,922 |

Transactions with associates shown above relate primarily to the sales and purchase of holdings in investment funds managed by the Group.

In addition to the amounts shown above, the Group's defined benefit pension schemes have assets of £317m (30 June 2007: £193m; 31 December 2007: £192m) invested in investment vehicles managed by the Group.

## 4.12 Related party transactions *continued*

### (b) Transactions with key management personnel

All transactions between key management and the Group are on commercial terms which are equivalent to those available to all employees of the Group.

During the 6 months ended 30 June 2008, the key management personnel contributed £0.4m (30 June 2007: £0.4m; 31 December 2007: £1.2m) to products sold by the Group.

## 4.13 Contingencies

### (a) Legal proceedings and regulations

The Group, like other financial organisations, is subject to legal proceedings in the normal course of its business. While it is not practicable to forecast or determine the final results of all pending or threatened legal proceedings, management does not believe that such proceedings (including litigations) will have a material effect on the results and financial position of the Group.

The Group is subject to insurance solvency regulations in all the territories in which it issues insurance and investment contracts, and it has complied with all the local solvency regulations. Therefore, there are no contingencies in respect of these regulations.

### (b) Joint ventures and associates

The Group has entered into agreements to share in the assets and liabilities of joint venture and associate investments. The Directors do not anticipate any material losses from such investments, and the operations of such investments are not material in relation to the operations of the Group.

The Group's share of contingent liabilities of the joint ventures and associates is not significant in relation to the operations of the Group.

### (c) Issued share capital

The Scheme sets a 10 year time limit for those eligible members of The Standard Life Assurance Company who were not allocated shares at the date of demutualisation to claim their entitlement. As future issues of these shares are dependent upon the actions of eligible members, it is not practical to estimate the financial effect of this potential obligation.

### (d) Guarantees

During the year ended 31 December 2007 the Company issued a guarantee to Standard Life Investments (Global Liquidity Funds) plc to cover the difference between amortised cost and marked to market value of the underlying assets of a sub-fund, should there be a need to sell assets below amortised cost to meet investor withdrawals. The guarantee was for a maximum of £60m. During the period ended 30 June 2008 a sub-fund was restructured as referred to in Note 4.3, and this guarantee was replaced by a revised agreement with a maximum guarantee of £5m in respect of another sub-fund.

## 4.14 Commitments

### (a) Capital commitments

The Group's capital commitments as at the period end are:

| | 30 June 2008 £m | 30 June 2007 £m | 31 December 2007 £m |
|---|---|---|---|
| Authorised and contracted for but not provided and incurred: | | | |
| Investment properties | **93** | 74 | 75 |
| Property, plant and equipment | **383** | 497 | 462 |

Of the amounts above, £74m (30 June 2007: £58m; 31 December 2007: £61m) and £19m (30 June 2007: £16m; 31 December 2007: £14m) relates to the contractual obligations to purchase, construct or develop investment property and repair, maintain or enhance investment property respectively.

### (b) Off-balance sheet instruments

The following indicates the contractual amounts of the Group's off-balance sheet financial instruments that commit it to customers and third parties, as at the period end:

| | 30 June 2008 £m | 30 June 2007 £m | 31 December 2007 £m |
|---|---|---|---|
| Guarantees and standby letter of credit | **4** | 6 | 7 |
| Commitments to extend credit: | | | |
| Original term to maturity of less than one year | **108** | 21 | 55 |
| Original term to maturity of more than one year | **2,209** | 2,171 | 2,237 |
| Other commitments | **860** | 747 | 773 |

Guarantees and standby letter of credit include guarantees in relation to the Group's Canadian operations. The application of the requirements of revised IAS 39 *Financial Instruments: Recognition and Measurement* results in these guarantees being considered to be financial guarantee contracts and initially recognised at fair value. The fair value at 30 June 2008 is £nil (30 June 2007: £nil; 31 December 2007: £nil).

Included in 'Other commitments' is £835m (30 June 2007: £747m; 31 December 2007: £752m) committed by certain subsidiaries which are not fully owned by the Group. These commitments are funded through (contractually agreed) additional investments in the subsidiary by the Group and the minority interest. The levels of funding are not necessarily in line with the relevant percentage holdings.

## 4.15 Events after the balance sheet date

On 9 July 2008 Standard Life Bank launched its 5 billion Euro covered bond programme with the issuance of a £1.5 billion covered bond. This programme will provide additional diversity of funding for Standard Life Bank, thereby helping to mitigate liquidity risk going forward. The covered bond issued was retained by Standard Life Bank to be used as collateral in funding operations. £737m of funding has been generated by this deal to date. This has been used primarily to repay maturing funding within the Lothian securitisation programme.

## 4.16 Annuity reinsurance

On 14 February 2008 Standard Life Assurance Limited (SLAL), a wholly owned subsidiary of the Company, reinsured a portfolio of annuity contracts held within its Heritage With Profits Fund (HWPF) with Canada Life International Re (the reinsurer), a reinsurer not related to the Company.

Prior to this SLAL had transferred the longevity risk in respect of these contracts to Standard Life Investment Funds (SLIF), a wholly owned subsidiary of SLAL, by a reinsurance agreement. SLIF had in turn retroceded certain of its obligations under this reinsurance agreement back to SLAL's Proprietary Business Fund (PBF) by a separate reinsurance agreement. On 14 February 2008 SLAL recaptured from SLIF its obligations in respect of the annuity contracts which were then reinsured to the reinsurer. The amount payable by SLIF to the HWPF related to this recapture was determined such that the economic benefits arising from entering into the reinsurance agreement with the reinsurer were shared equally between the HWPF and the Company.

In order to limit counterparty credit exposure, the reinsurer was required to deposit back an amount equal to the reinsurance premium of £6.3bn (referred to as 'the deposit'). Interest is payable on the deposit at a floating rate. The liability to repay the deposit is presented in 'Deposits received from reinsurers'. In respect of this arrangement SLAL holds a ring fenced pool of assets. These assets are presented in the relevant balance sheet line items. The value of these assets is periodically compared to the amount of the required reserves for the reinsured liabilities. Any excess or shortfall in the value of the assets is then paid to or made up by the reinsurer by way of repayment of deposit or the making of a further deposit when required under the reinsurance treaty. The treaty also contains the requirement for the payment or receipt of Premium Adjustments, a term defined in the treaty, to ensure that the investment risk on the ring fenced pool of assets falls on the reinsurer. They are calculated periodically under the treaty as the difference between the value of the ring fenced assets and the deposit amount. If the Premium Adjustment is payable to the reinsurer, the reinsurer is required to deposit a corresponding amount into the deposit. If the Premium Adjustment is payable to SLAL a corresponding amount is repaid from the deposit. A floating charge over the ring fenced pool of assets has been granted to the reinsurer.

'(Income)/expenses under arrangements with reinsurers' includes interest on the deposit payable to the reinsurer using the effective interest method, and Premium Adjustments receivable in the period. Accrued interest and accrued Premium Adjustments are presented in 'Deposits received from reinsurers'.

At 30 June 2008 a reinsurance asset of £5.9bn and a deposit liability of £6.0bn arising from this transaction were recognised.

The impact of this transaction at the transaction date was to increase profit before tax by £105m being the release of the component of the liability for reinsured contracts held outside the HWPF offset by the payment to the HWPF from SLIF under the recapture arrangements. This amount excludes the effect of any adjustment to the premium paid to the reinsurer which may be required following the data review to be concluded in the second half of 2008 in accordance with the reinsurance treaty.

Further explanation of the impact of this transaction on the valuation of participating and non-participating liabilities is given in Note 4.9.

## 4.17 Restatement for gross up of cash collateral received

The Group accepts cash collateral in relation to stock lending arrangements, whereby the Group receives cash as collateral in return for lending stock to third parties. The Group reinvests the cash received in order to generate investment return and pays agreed fees to the third party.

During 2007 it was identified that IAS 39 *Financial Instruments: Recognition and Measurement* requires that these cash collateral transactions should have been historically recognised on the balance sheet, with a corresponding obligation to return this collateral, instead of showing a net nil position. As a result, the figures for cash and cash equivalents and investments in associates and joint ventures have been restated and other liabilities have been increased by a corresponding amount. In addition, the investment return generated on the reinvestment of these assets and the associated expenses had previously been offset in the income statement. The amounts reported for the 6 months ended 30 June 2007 have therefore been restated in order to report this interest income and share of profits from associates and joint ventures together with the related expenses separately.

In accordance with IAS 8 *Accounting Policies, Changes in Accounting Estimates and Errors*, the comparative information has been restated to correct this error and the effect of the restatement is summarised below.

| | 6 months 2007 Effect of restatement £m |
|---|---|
| Increase in net investment return | 68 |
| Increase in share of profits from associates and joint ventures | 18 |
| Increase in other administrative expenses | (86) |
| **Net impact on profit before and after tax** | - |
| | |
| Increase in investments in associates and joint ventures | 691 |
| Increase in cash and cash equivalents | 2,575 |
| Increase in other liabilities | (3,266) |
| **Net impact on equity** | - |

This adjustment has not had any impact on the profit for the period, underlying profit or earnings per share in the 6 months ended 30 June 2007, nor retained earnings, net assets or equity as at 30 June 2007.

*Page intentionally left blank*

# 5 Independent auditors' review report

# Independent auditors' review report to Standard Life plc

## Introduction

We have been engaged by the company to review the financial information in the Interim Results for the six months ended 30 June 2008, which comprises:

- the consolidated income statement, the earnings per share statement, the consolidated statement of recognised income and expense, and the consolidated balance sheet and associated notes prepared on the European Embedded Value (EEV) basis set out in Note 3.1 (the 'EEV financial information') and
- the condensed consolidated income statement, the condensed consolidated balance sheet, the condensed consolidated statement of recognised income and expense, the condensed consolidated cash flow statement and associated notes prepared in accordance with the IFRS accounting policies set out in Note 4.1 (the 'IFRS financial information')

We have read the other information contained in the Interim Results and considered whether it contains any apparent misstatements or material inconsistencies with the financial information in the Interim Results.

## Directors' responsibilities

The Interim Results, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Results in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority. As disclosed in Note 4.1, the annual financial statements of the Group are prepared in accordance with IFRSs as adopted by the European Union. The IFRS financial information included in the Interim Results has been prepared in accordance with International Accounting Standard 34, *Interim Financial Reporting*, as adopted by the European Union. The Directors are responsible for preparing the EEV financial information in accordance with the EEV basis set out in Note 3.1.

## Our responsibility

Our responsibility is to express to the company a conclusion on the financial information included in the Interim Results based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

## Scope of review

We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

## Conclusion

Based on our review, nothing has come to our attention that causes us to believe that:

- the IFRS financial information in the Interim Results for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority; and
- the EEV financial information in the Interim Results for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with the EEV basis set out in Note 3.1.

PricewaterhouseCoopers LLP
Chartered Accountants
Edinburgh
6 August 2008

# 6 Supplementary information

# Supplementary information

## 6.1 Group assets under administration and net flows

Assets under administration are defined as the IFRS gross assets of the Group adjusted to include third party assets under administration, which are not included in the Group consolidated IFRS balance sheet. In addition, certain assets are excluded from the definition, for example deferred acquisition costs, intangibles and reinsurance assets.

**Analysis of Group assets under administration**
**For the period ended 30 June 2008**

| | Opening at 1 January 2008 £bn | Gross Inflows £bn | Redemptions £bn | Net flows £bn | Market/Other movements £bn | Closing at 30 June 2008 £bn |
|---|---|---|---|---|---|---|
| **UK** | | | | | | |
| Insured pensions – institutional | 10.0 | 0.9 | (0.7) | 0.2 | (0.7) | 9.5 |
| Insured pensions – other [(a)] | 59.4 | 3.2 | (3.0) | 0.2 | (4.3) | 55.3 |
| Non-insured pensions [(b)] | 3.3 | 1.0 | (0.1) | 0.9 | - | 4.2 |
| **Total pensions** | **72.7** | **5.1** | **(3.8)** | **1.3** | **(5.0)** | **69.0** |
| Life products | 23.8 | 1.4 | (1.9) | (0.5) | (1.6) | 21.7 |
| Offshore bonds | 0.3 | 0.3 | - | 0.3 | - | 0.6 |
| Mutual funds [(c)] | 0.6 | 0.3 | - | 0.3 | - | 0.9 |
| **Total savings and investments** | **24.7** | **2.0** | **(1.9)** | **0.1** | **(1.6)** | **23.2** |
| Assets not backing products | 7.3 | - | - | - | (0.4) | 6.9 |
| **UK life and pensions** | **104.7** | **7.1** | **(5.7)** | **1.4** | **(7.0)** | **99.1** |
| **Europe** | | | | | | |
| Ireland | 3.6 | 0.2 | (0.3) | (0.1) | (0.1) | 3.4 |
| Germany | 2.5 | 0.3 | - | 0.3 | (0.1) | 2.7 |
| **Europe life and pensions** | **6.1** | **0.5** | **(0.3)** | **0.2** | **(0.2)** | **6.1** |
| **Canada** | | | | | | |
| Group savings and retirement | 9.6 | 0.9 | (0.6) | 0.3 | (0.2) | 9.7 |
| Individual insurance, savings and retirement | 5.6 | 0.2 | (0.3) | (0.1) | (0.1) | 5.4 |
| Group insurance | 0.3 | 0.2 | (0.1) | 0.1 | (0.1) | 0.3 |
| Mutual funds [(c)] | 1.5 | 0.1 | (0.1) | - | (0.1) | 1.4 |
| Assets not backing products | 0.9 | - | - | - | - | 0.9 |
| **Canada life and pensions** | **17.9** | **1.4** | **(1.1)** | **0.3** | **(0.5)** | **17.7** |
| **Asia Pacific life and pensions [(d)]** | **0.4** | **0.1** | **-** | **0.1** | **(0.1)** | **0.4** |
| **Total worldwide life and pensions** | **129.1** | **9.1** | **(7.1)** | **2.0** | **(7.8)** | **123.3** |
| Banking [(e)] | 13.1 | 0.7 | (1.4) | (0.7) | - | 12.4 |
| Investment management | 0.4 | - | - | - | - | 0.4 |
| Healthcare | 0.3 | - | - | - | - | 0.3 |
| Other | 0.7 | - | - | - | 0.2 | 0.9 |
| **Total other business units** | **14.5** | **0.7** | **(1.4)** | **(0.7)** | **0.2** | **14.0** |
| **Standard Life Investments third party funds under management [(b)(c)]** | 47.7 | 5.0 | (2.3) | 2.7 | (2.9) | 47.5 |
| Consolidation and elimination adjustments [(f)] | (22.5) | (1.9) | 1.2 | (0.7) | 1.8 | (21.4) |
| **Group assets under administration** | **168.8** | **12.9** | **(9.6)** | **3.3** | **(8.7)** | **163.4** |
| **Group assets under administration managed by:** | | | | | | |
| Standard Life Group entities | 158.2 | | | | | 145.2 |
| Other third party managers | 10.6 | | | | | 18.2 |
| **Total** | **168.8** | | | | | **163.4** |

(a) Insured pensions – other includes assets deposited back with the Group as a result of the reinsurance of certain annuity contracts during the period.
(b) Non-insurance element of SIPP is also included within UK Mutual Funds net flows in the third party Investment Operations figures in Note 6.2.
(c) The Mutual Funds net flows are also included within Mutual Funds net flows in the third party Investment Operations figures in Note 6.2.
(d) Standard Life's share of the joint venture companies' net flows.
(e) Flows in relation to the banking business related to new mortgages issued and mortgage repayments and redemptions.
(f) In order to be consistent with the presentation of new business information certain products are included in both life and pension assets under administration and Investment Operations. Therefore, at a Group level an elimination adjustment is required to remove any duplication, in addition to other necessary consolidation adjustments.

## 6.1 Group assets under administration and net flows *continued*

### Insurance operations net flows (regulatory basis)
### 6 months ended 30 June 2008

| | Gross inflows 6 months to 30 June 2008 £m | Redemptions 6 months to 30 June 2008 £m | Net inflows 6 months to 30 June 2008 £m | Gross inflows 6 months to 30 June 2007 £m | Redemptions 6 months to 30 June 2007 £m | Net inflows 6 months to 30 June 2007 £m |
|---|---|---|---|---|---|---|
| **UK** | | | | | | |
| Insured pensions – institutional | 881 | (656) | 225 | 1,031 | (578) | 453 |
| Insured pensions – other | 3,209 | (2,968) | 241 | 3,793 | (3,453) | 340 |
| Non-insured pensions [(a)] | 1,074 | (164) | 910 | 829 | (90) | 739 |
| **Total pensions** | 5,164 | (3,788) | 1,376 | 5,653 | (4,121) | 1,532 |
| Life products | 1,369 | (1,864) | (495) | 1,444 | (1,803) | (359) |
| Offshore bonds | 292 | (27) | 265 | 83 | (4) | 79 |
| Mutual funds [(b)] | 292 | (10) | 282 | 219 | - | 219 |
| **Total savings and investments** | 1,953 | (1,901) | 52 | 1,746 | (1,807) | (61) |
| **UK life and pensions** | 7,117 | (5,689) | 1,428 | 7,399 | (5,928) | 1,471 |
| **Europe** | | | | | | |
| Ireland | 175 | (254) | (79) | 252 | (313) | (61) |
| Germany | 343 | (32) | 311 | 289 | (17) | 272 |
| **Europe life and pensions** | 518 | (286) | 232 | 541 | (330) | 211 |
| **Canada** | | | | | | |
| Group savings and retirement | 878 | (572) | 306 | 552 | (558) | (6) |
| Individual insurance, savings and retirement | 222 | (326) | (104) | 206 | (288) | (82) |
| Group insurance | 151 | (90) | 61 | 125 | (73) | 52 |
| Mutual funds [(b)] | 131 | (90) | 41 | 149 | (81) | 68 |
| **Canada life and pensions** | 1,382 | (1,078) | 304 | 1,032 | (1,000) | 32 |
| **Total worldwide life and pensions excluding Asia Pacific** | 9,017 | (7,053) | 1,964 | 8,972 | (7,258) | 1,714 |

(a) Non-insurance element of SIPP is also included within UK Mutual Funds net flows in the third party Investment Operations figures in Note 6.2.
(b) Net flows are also included within Mutual Funds net flows in the third party Investment Operations figures in Note 6.2.

## 6.1 Group assets under administration and net flows *continued*

### Insurance operations net flows (regulatory basis)
### 3 months ended 30 June 2008

| | Gross inflows 3 months to 30 June 2008 £m | Redemptions 3 months to 30 June 2008 £m | Net inflows 3 months to 30 June 2008 £m | Gross inflows 3 months to 30 June 2007 £m | Redemptions 3 months to 30 June 2007 £m | Net inflows 3 months to 30 June 2007 £m |
|---|---|---|---|---|---|---|
| **UK** | | | | | | |
| Insured pensions – institutional | 491 | (291) | 200 | 486 | (313) | 173 |
| Insured pensions – other | 1,562 | (1,487) | 75 | 2,037 | (1,717) | 320 |
| Non-insured pensions [(a)] | 564 | (91) | 473 | 445 | (53) | 392 |
| **Total pensions** | 2,617 | (1,869) | 748 | 2,968 | (2,083) | 885 |
| Life products | 516 | (939) | (423) | 707 | (892) | (185) |
| Offshore bonds | 148 | (20) | 128 | 54 | (2) | 52 |
| Mutual funds [(b)] | 155 | (6) | 149 | 138 | - | 138 |
| **Total savings and investments** | 819 | (965) | (146) | 899 | (894) | 5 |
| **UK life and pensions** | 3,436 | (2,834) | 602 | 3,867 | (2,977) | 890 |
| | | | | | | |
| **Europe** | | | | | | |
| Ireland | 78 | (145) | (67) | 132 | (183) | (51) |
| Germany | 169 | (17) | 152 | 142 | (8) | 134 |
| **Europe life and pensions** | 247 | (162) | 85 | 274 | (191) | 83 |
| | | | | | | |
| **Canada** | | | | | | |
| Group savings and retirement | 569 | (257) | 312 | 221 | (242) | (21) |
| Individual insurance, savings and retirement | 95 | (165) | (70) | 96 | (146) | (50) |
| Group insurance | 76 | (46) | 30 | 65 | (37) | 28 |
| Mutual funds [(b)] | 56 | (37) | 19 | 66 | (34) | 32 |
| **Canada life and pensions** | 796 | (505) | 291 | 448 | (459) | (11) |
| **Total worldwide life and pensions excluding Asia Pacific** | 4,479 | (3,501) | 978 | 4,589 | (3,627) | 962 |

(a) Non-insurance element of SIPP is also included within UK Mutual Funds net flows in the third party Investment Operations figures in Note 6.2.
(b) Net flows are also included within Mutual Funds net flows in the third party Investment Operations figures in Note 6.2.

## 6.2 Analysis of new business

### Insurance operations new business
### 6 months ended 30 June 2008

| | Single Premiums | | New Regular Premiums | | PVNBP | | | |
|---|---|---|---|---|---|---|---|---|
| | 6 months to 30 June 2008 £m | 6 months to 30 June 2007 £m | 6 months to 30 June 2008 £m | 6 months to 30 June 2007 £m | 6 months to 30 June 2008 £m | 6 months to 30 June 2007 £m | Change [f] % | Change in constant currency [f] [g] % |
| **UK** | | | | | | | | |
| Insured SIPP & Drawdown | **755** | 1,429 | **19** | 31 | **852** | 1,598 | (47%) | (47%) |
| Non-insured SIPP [a] | **1,118** | 907 | **21** | 10 | **1,222** | 958 | 28% | 28% |
| Individual SIPP | **1,873** | 2,336 | **40** | 41 | **2,074** | 2,556 | (19%) | (19%) |
| Individual Pensions [b] | **354** | 397 | **19** | 20 | **435** | 480 | (9%) | (9%) |
| Group Pensions [b] | **665** | 584 | **268** | 246 | **1,803** | 1,543 | 17% | 17% |
| Institutional Pensions | **820** | 982 | **60** | - | **964** | 982 | (2%) | (2%) |
| **Pensions** | **3,712** | 4,299 | **387** | 307 | **5,276** | 5,561 | (5%) | (5%) |
| Investment Bonds | **1,025** | 1,039 | **-** | - | **1,025** | 1,039 | (1%) | (1%) |
| Offshore Bonds | **270** | 84 | **-** | - | **270** | 84 | 221% | 221% |
| Mutual Funds [c] | **292** | 219 | **5** | 4 | **324** | 243 | 33% | 33% |
| **Savings and Investments** | **1,587** | 1,342 | **5** | 4 | **1,619** | 1,366 | 19% | 19% |
| **Annuities** | **252** | 257 | **-** | - | **252** | 257 | (2%) | (2%) |
| **Protection** | **-** | - | **1** | 2 | **4** | 13 | (69%) | (69%) |
| **UK life and pensions** | **5,551** | 5,898 | **393** | 313 | **7,151** | 7,197 | (1%) | (1%) |
| **Europe** | | | | | | | | |
| Ireland | **126** | 203 | **7** | 12 | **157** | 253 | (38%) | (46%) |
| Germany | **20** | 27 | **23** | 22 | **262** | 260 | 1% | (12%) |
| **Europe life and pensions** | **146** | 230 | **30** | 34 | **419** | 513 | (18%) | (28%) |
| **Canada** | | | | | | | | |
| Group Savings and Retirement | **438** | 191 | **25** | 10 | **767** | 339 | 126% | 102% |
| Individual Insurance, Savings and Retirement | **169** | 155 | **1** | 2 | **180** | 172 | 5% | (6%) |
| Group Insurance [d] | **-** | - | **17** | 10 | **123** | 78 | 58% | 39% |
| Mutual Funds [c] | **131** | 149 | **-** | - | **131** | 149 | (12%) | (22%) |
| **Canada life and pensions** | **738** | 495 | **43** | 22 | **1,201** | 738 | 63% | 45% |
| **Asia Pacific** | | | | | | | | |
| India [e] | **10** | 4 | **47** | 17 | **233** | 102 | 38% [h] | 33% [h] |
| China [e] | **31** | 13 | **3** | 1 | **42** | 19 | 121% | 104% |
| Hong Kong | **6** | 1 | **3** | 1 | **18** | 4 | 350% | 340% |
| **Asia Pacific life and pensions** | **47** | 18 | **53** | 19 | **293** | 125 | 53% [h] | 46% [h] |
| **Total worldwide life and pensions** | **6,482** | 6,641 | **519** | 388 | **9,064** | 8,573 | 5% [h] | 3% [h] |

(a) Non-insurance element of SIPP is also included within UK Mutual Funds cash inflows in the Investment Operations figures.
(b) Single premiums include Department of Work and Pensions rebate premiums of £179m (2007: £165m), comprising Individual Pension rebates of £99m (2007: £93m) and Group Pensions rebates of £80m (2007: £72m).
(c) 6 months ended 30 June 2007 have been re-stated to include certain Mutual Funds. The Mutual Funds new business sales are also included within Mutual Funds cash inflows in the Investment Operations figures.
(d) Canada Group Insurance includes £2.4m of new regular premiums in respect of Consultaction policies, representing the comparable full premium for £0.3m of new annualised fee income.
(e) Standard Life's share of the joint venture company's new business except as noted in (h) below.
(f) % change is calculated on the figures rounded to millions.
(g) Calculated using constant rates of exchange.
(h) Calculated based on the percentage movement in the new business of HDFC Standard Life Insurance Company Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2007.
(i) New business gross sales for overseas operations are calculated using average exchange rates. The principal average exchange rates for the 6 months to 30 June 2008 were £1: C$1.99 (2007: £1: C$2.23) and £1: €1.30 (2007: £1: €1.48).

## 6.2 Analysis of new business *continued*

### Insurance operations new business *continued*
### 6 months ended 30 June 2008

| | APE | | | |
|---|---|---|---|---|
| | 6 months to 30 June 2008 £m | 6 months to 30 June 2007 £m | Change [i] % | Change in constant currency [f] [g] % |
| **UK** | | | | |
| Insured SIPP & Drawdown | 94 | 174 | (46%) | (46%) |
| Non-insured SIPP [a] | 133 | 101 | 32% | 32% |
| Individual SIPP | 227 | 275 | (17%) | (17%) |
| Individual Pensions [b] | 55 | 60 | (8%) | (8%) |
| Group Pensions [b] | 335 | 304 | 10% | 10% |
| Institutional Pensions | 142 | 98 | 45% | 45% |
| **Pensions** | 759 | 737 | 3% | 3% |
| Investment Bonds | 102 | 104 | (1%) | (1%) |
| Offshore Bonds | 27 | 8 | 221% | 221% |
| Mutual Funds [c] | 34 | 25 | 36% | 36% |
| **Savings and Investments** | 163 | 137 | 19% | 19% |
| **Annuities** | 25 | 26 | (2%) | (2%) |
| **Protection** | 1 | 2 | (50%) | (50%) |
| **UK life and pensions** | 948 | 902 | 5% | 5% |
| | | | | |
| **Europe** | | | | |
| Ireland | 19 | 32 | (41%) | (48%) |
| Germany | 25 | 24 | 4% | (9%) |
| **Europe life and pensions** | 44 | 56 | (21%) | (31%) |
| | | | | |
| **Canada** | | | | |
| Group Savings and Retirement | 68 | 29 | 134% | 109% |
| Individual Insurance, Savings and Retirement | 18 | 17 | 6% | (8%) |
| Group Insurance [d] | 17 | 10 | 70% | 43% |
| Mutual Funds [c] | 13 | 15 | (13%) | (21%) |
| **Canada life and pensions** | 116 | 71 | 63% | 45% |
| | | | | |
| **Asia Pacific** | | | | |
| India [e] | 48 | 17 | 71% [h] | 64% [h] |
| China [e] | 6 | 2 | 200% | 118% |
| Hong Kong | 3 | 1 | 200% | 410% |
| **Asia Pacific life and pensions** | 57 | 20 | 81% [h] | 75% [h] |
| | | | | |
| **Total worldwide life and pensions** | 1,165 | 1,049 | 10% [h] | 8% [h] |

(a) Non-insurance element of SIPP is also included within UK Mutual Funds cash inflows in the Investment Operations figures.
(b) Single premiums include Department of Work and Pensions rebate premiums of £179m (2007: £165m), comprising Individual Pension rebates of £99m (2007: £93m) and Group Pensions rebates of £80m (2007: £72m).
(c) 6 months ended 30 June 2007 have been re-stated to include certain Mutual Funds. The Mutual Funds new business sales are also included within Mutual Funds cash inflows in the Investment Operations figures.
(d) Canada Group Insurance includes £2.4m of new regular premiums in respect of Consultaction policies, representing the comparable full premium for £0.3m of new annualised fee income.
(e) Standard Life's share of the joint venture company's new business except as noted in (h) below.
(f) % change is calculated on the figures rounded to millions.
(g) Calculated using constant rates of exchange.
(h) Calculated based on the percentage movement in the new business of HDFC Standard Life Insurance Company Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2007.
(i) New business gross sales for overseas operations are calculated using average exchange rates. The principal average exchange rates for the 6 months to 30 June 2008 were £1: C$1.99 (2007: £1: C$2.23) and £1: €1.30 (2007: £1: €1.48).

## 6.2 Analysis of new business *continued*

### Investment operations
### 6 months ended 30 June 2008

| | | Opening FUM 1 January 2008 £m | Gross Inflows £m | Redemptions £m | Net Inflows £m | Market & other movements £m | Net movement in FUM £m | Closing FUM 30 June 2008 £m |
|---|---|---|---|---|---|---|---|---|
| UK | Mutual Funds [a] | 6,020 | 573 [b] | (569) | 4 | (649) | (645) | 5,375 |
| | Private Equity | 2,597 | 210 | (15) | 195 | 163 | 358 | 2,955 |
| | Segregated Funds | 10,724 | 2,403 | (238) | 2,165 | (600) | 1,565 | 12,289 |
| | Pooled Property Funds | 589 | 42 | - | 42 | (15) | 27 | 616 |
| | Triple A [c] | 6,082 | - | (316) | (316) | (269) | (585) | 5,497 |
| **Total UK** | | **26,012** | **3,228** | **(1,138)** | **2,090** | **(1,370)** | **720** | **26,732** |
| **Canada** | Mutual Funds [a] | 1,540 | 130 [d] | (90) | 40 | (111) | (71) | 1,469 |
| | Separate Mandates [e] | 1,660 | 106 | (104) | 2 | 3 | 5 | 1,665 |
| **Total Canada** | | **3,200** | **236** | **(194)** | **42** | **(108)** | **(66)** | **3,134** |
| **International** | Europe | 83 | 18 | (22) | (4) | (6) | (10) | 73 |
| | Asia (excluding India) | 124 | 2 | (27) | (25) | (14) | (39) | 85 |
| | India | 2,476 | 235 [f] | - | 235 | (506) | (271) | 2,205 |
| **Total International** | | **2,683** | **255** | **(49)** | **206** | **(526)** | **(320)** | **2,363** |
| **Total worldwide investment products** | | **31,895** | **3,719** | **(1,381)** | **2,338** | **(2,004)** | **334** | **32,229** |

Total third party funds under management comprise the investment business noted above together with third party insurance contracts. New Business relating to third party insurance contracts is disclosed as insurance business for reporting purposes. An analysis of total third party funds under management is shown below.

| | Opening FUM 1 January 2008 £m | Gross Inflows £m | Redemptions £m | Net Inflows £m | Market & other movements £m | Net movement in FUM £m | Closing FUM 30 June 2008 £m |
|---|---|---|---|---|---|---|---|
| Third Party Investment Products | 31,895 | 3,719 | (1,381) | 2,338 | (2,004) | 334 | 32,229 |
| Third Party Insurance Contracts (new business classified as insurance products) | 15,805 | 1,247 | (927) | 320 | (872) | (552) | 15,253 |
| **Total third party funds under management** | **47,700** | **4,966** | **(2,308)** | **2,658** | **(2,876)** | **(218)** | **47,482** |
| **Standard Life Investments – total funds under management** | **143,396** | | | | | | **130,553** [g] |

(a) Included within Mutual Funds are cash inflows which have also been reflected in UK and Canada Mutual Funds new business sales.
(b) In the 6 months to 30 June 2007 UK Mutual Funds gross inflows were £1,500m and net inflows were £1,113m.
(c) Due to the nature of the Triple A fund the flows shown are calculated using average net client balances. Other movements are derived as the difference between these average net inflows and the movement in the opening and closing FUM.
(d) In the 6 months to 30 June 2007 Canadian Mutual Funds gross inflows were £151m and net inflows were £69m.
(e) Separate Mandates refers to investment funds products sold in Canada exclusively to institutional customers. These products contain no insurance risk and consist primarily of defined benefit pension plan assets for which Standard Life Investments exclusively provides portfolio advisory services.
(f) International gross inflows include India where, due to the nature of the Indian investment sales market, the new business is shown as the net of sales less redemptions.
(g) Closing FUM reflects the transfer out of £6.7bn of FUM in relation to UK immediate annuity liabilities to Canada Life International Re, reflecting the reinsurance agreement disclosed in the press release dated 14 February 2008.
(h) Funds denominated in foreign currencies have been translated to Sterling using the closing exchange rates at 30 June 2008. Investment fund flows are translated at average exchange rates. Gains and losses arising from the translation of funds denominated in foreign currencies are included in the market and other movements column. The principal closing exchange rates used as at 30 June 2008 were £1: C$2.02 (31 December 2007: £1: C$1.96) and £1: €1.26 (31 December 2007: £1: €1.36). The principal average exchange rates for the six months to 30 June 2008 were £1: C$1.99 (2007: £1: C$2.23) and £1: €1.30 (2007: £1: €1.48).

## 6.2 Analysis of new business *continued*

### Insurance operations new business
### 3 months ended 30 June 2008

| | Single Premiums | | New Regular Premiums | | PVNBP | | | |
|---|---|---|---|---|---|---|---|---|
| | 3 months to 30 June 2008 £m | 3 months to 30 June 2007 £m | 3 months to 30 June 2008 £m | 3 months to 30 June 2007 £m | 3 months to 30 June 2008 £m | 3 months to 30 June 2007 £m | Change [f] % | Change in constant currency [f][g] % |
| **UK** | | | | | | | | |
| Insured SIPP & Drawdown | 331 | 727 | 9 | 14 | 379 | 812 | (53%) | (53%) |
| Non-insured SIPP [a] | 587 | 489 | 9 | 4 | 636 | 511 | 24% | 24% |
| Individual SIPP | 918 | 1,216 | 18 | 18 | 1,015 | 1,323 | (23%) | (23%) |
| Individual Pensions [b] | 227 | 255 | 10 | 11 | 276 | 300 | (8%) | (8%) |
| Group Pensions [b] | 281 | 347 | 126 | 147 | 907 | 937 | (3%) | (3%) |
| Institutional Pensions | 460 | 473 | 60 | - | 604 | 473 | 28% | 28% |
| **Pensions** | 1,886 | 2,291 | 214 | 176 | 2,802 | 3,033 | (8%) | (8%) |
| Investment Bonds | 373 | 505 | - | - | 373 | 505 | (26%) | (26%) |
| Offshore Bonds | 152 | 60 | - | - | 152 | 60 | 153% | 153% |
| Mutual Funds [c] | 155 | 138 | 3 | 4 | 176 | 159 | 11% | 11% |
| **Savings and Investments** | 680 | 703 | 3 | 4 | 701 | 724 | (3%) | (3%) |
| **Annuities** | 132 | 129 | - | - | 132 | 129 | 2% | 2% |
| **Protection** | - | - | - | 1 | - | 7 | (100%) | (100%) |
| **UK life and pensions** | 2,698 | 3,123 | 217 | 181 | 3,635 | 3,893 | (7%) | (7%) |
| **Europe** | | | | | | | | |
| Ireland | 52 | 102 | 3 | 5 | 63 | 125 | (50%) | (57%) |
| Germany | 8 | 13 | 12 | 12 | 141 | 139 | 1% | (12%) |
| **Europe life and pensions** | 60 | 115 | 15 | 17 | 204 | 264 | (23%) | (33%) |
| **Canada** | | | | | | | | |
| Group Savings and Retirement | 361 | 52 | 7 | 4 | 455 | 105 | 333% | 312% |
| Individual Insurance, Savings and Retirement | 69 | 71 | 1 | 1 | 75 | 81 | (7%) | (15%) |
| Group Insurance [d] | - | - | 8 | 5 | 59 | 44 | 34% | 23% |
| Mutual Funds [c] | 56 | 66 | - | - | 56 | 66 | (15%) | (22%) |
| **Canada life and pensions** | 486 | 189 | 16 | 10 | 645 | 296 | 118% | 102% |
| **Asia Pacific** | | | | | | | | |
| India [e] | 2 | 1 | 14 | 6 | 67 | 24 | 50% [h] | 63% [h] |
| China [e] | 16 | 8 | 2 | - | 23 | 11 | 109% | 84% |
| Hong Kong | 2 | 1 | 3 | 1 | 13 | 3 | 333% | 358% |
| **Asia Pacific life and pensions** | 20 | 10 | 19 | 7 | 103 | 38 | 75% [h] | 82% [h] |
| **Total worldwide life and pensions** | 3,264 | 3,437 | 267 | 215 | 4,587 | 4,491 | 2% [h] | 4% [h] |

(a) Non-insurance element of SIPP is also included within UK Mutual Funds cash inflows in the Investment Operations figures.
(b) Single premiums include Department of Work and Pensions rebate premiums of £170m (2007: £147m), comprising Individual Pension rebates of £94m (2007: £83m) and Group Pensions rebates of £76m (2007: £64m).
(c) 3 months ended 30 June 2007 have been re-stated to include certain Mutual Funds. The Mutual Funds new business sales are also included within Mutual Funds cash inflows in the Investment Operations figures.
(d) Canada Group Insurance includes £0.5m of new regular premiums in respect of Consultaction policies, representing the comparable full premium for £0.1m of new annualised fee income.
(e) Standard Life's share of the joint venture company's new business except as noted in (h) below.
(f) % change is calculated on the figures rounded to millions.
(g) Calculated using constant rates of exchange.
(h) Calculated based on the percentage movement in the new business of HDFC Standard Life Insurance Company Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2007.
(i) New business gross sales for overseas operations are calculated using average exchange rates. The principal average exchange rates for the 6 months to 30 June 2008 were £1: C$1.99 (2007: £1: C$2.23) and £1: €1.30 (2007: £1: €1.48).

## 6.2 Analysis of new business *continued*

### Insurance operations new business *continued*

### 3 months ended 30 June 2008

| | APE | | | |
|---|---|---|---|---|
| | 3 months to 30 June 2008 £m | 3 months to 30 June 2007 £m | Change [f] % | Change in constant currency [f] [g] % |
| **UK** | | | | |
| Insured SIPP & Drawdown | 42 | 87 | (52%) | (52%) |
| Non-insured SIPP [a] | 68 | 52 | 31% | 31% |
| Individual SIPP | 110 | 139 | (21%) | (21%) |
| Individual Pensions [b] | 33 | 37 | (11%) | (11%) |
| Group Pensions [b] | 154 | 182 | (15%) | (15%) |
| Institutional Pensions | 106 | 47 | 126% | 126% |
| **Pensions** | 403 | 405 | - | - |
| Investment Bonds | 37 | 50 | (26%) | (26%) |
| Offshore Bonds | 15 | 6 | 153% | 153% |
| Mutual Funds [c] | 19 | 16 | 19% | 19% |
| **Savings and Investments** | 71 | 72 | (1%) | (1%) |
| **Annuities** | 13 | 13 | 2% | 2% |
| **Protection** | - | 1 | (100%) | (100%) |
| **UK life and pensions** | 487 | 491 | (1%) | (1%) |
| | | | | |
| **Europe** | | | | |
| Ireland | 7 | 15 | (53%) | (57%) |
| Germany | 13 | 13 | - | (10%) |
| **Europe life and pensions** | 20 | 28 | (29%) | (36%) |
| | | | | |
| **Canada** | | | | |
| Group Savings and Retirement | 43 | 9 | 378% | 353% |
| Individual Insurance, Savings and Retirement | 8 | 8 | - | (17%) |
| Group Insurance [d] | 8 | 5 | 60% | 23% |
| Mutual Funds [c] | 5 | 7 | (29%) | (21%) |
| **Canada life and pensions** | 64 | 29 | 121% | 100% |
| | | | | |
| **Asia Pacific** | | | | |
| India [e] | 14 | 6 | 29% [h] | 37% [h] |
| China [e] | 4 | 1 | 300% | 100% |
| Hong Kong | 2 | 1 | 100% | 500% |
| **Asia Pacific life and pensions** | 20 | 8 | 50% [h] | 61% [h] |
| | | | | |
| **Total worldwide life and pensions** | 591 | 556 | 5% [h] | 4% [h] |

(a) Non-insurance element of SIPP is also included within UK Mutual Funds cash inflows in the Investment Operations figures.

(b) Single premiums include Department of Work and Pensions rebate premiums of £170m (2007: £147m), comprising Individual Pension rebates of £94m (2007: £83m) and Group Pensions rebates of £76m (2007: £64m).

(c) 3 months ended 30 June 2007 have been re-stated to include certain Mutual Funds. The Mutual Funds new business sales are also included within Mutual Funds cash inflows in the Investment Operations figures.

(d) Canada Group Insurance includes £0.5m of new regular premiums in respect of Consultaction policies, representing the comparable full premium for £0.1m of new annualised fee income.

(e) Standard Life's share of the joint venture company's new business except as noted in (h) below.

(f) % change is calculated on the figures rounded to millions.

(g) Calculated using constant rates of exchange.

(h) Calculated based on the percentage movement in the new business of HDFC Standard Life Insurance Company Limited as a whole to avoid distortion due to changes in the Group's shareholding in the joint venture during 2007.

(i) New business gross sales for overseas operations are calculated using average exchange rates. The principal average exchange rates for the 6 months to 30 June 2008 were £1: C$1.99 (2007: £1: C$2.23) and £1: €1.30 (2007: £1: €1.48).

## 6.2 Analysis of new business *continued*

**Investment operations**
**3 months ended 30 June 2008**

| | | Opening FUM 1 April 2008 £m | Gross Inflows £m | Redemptions £m | Net Inflows £m | Market & other movements £m | Net movement in FUM £m | Closing FUM 30 June 2008 £m |
|---|---|---|---|---|---|---|---|---|
| UK | Mutual Funds (a) | 5,493 | 280 (b) | (297) | (17) | (101) | (118) | 5,375 |
| | Private Equity | 2,885 | 92 | (15) | 77 | (7) | 70 | 2,955 |
| | Segregated Funds | 12,516 | 349 | (148) | 201 | (428) | (227) | 12,289 |
| | Pooled Property Funds | 606 | 16 | - | 16 | (6) | 10 | 616 |
| | Triple A (c) | 5,977 | - | (394) | (394) | (86) | (480) | 5,497 |
| **Total UK** | | **27,477** | **737** | **(854)** | **(117)** | **(628)** | **(745)** | **26,732** |
| **Canada** | Mutual Funds (a) | 1,428 | 55 (d) | (37) | 18 | 23 | 41 | 1,469 |
| | Separate Mandates (e) | 1,585 | 45 | (46) | (1) | 81 | 80 | 1,665 |
| **Total Canada** | | **3,013** | **100** | **(83)** | **17** | **104** | **121** | **3,134** |
| **International** | Europe | 79 | 9 | (12) | (3) | (3) | (6) | 73 |
| | Asia (excluding India) | 90 | 1 | (2) | (1) | (4) | (5) | 85 |
| | India | 2,318 | 147 (f) | - | 147 | (260) | (113) | 2,205 |
| **Total International** | | **2,487** | **157** | **(14)** | **143** | **(267)** | **(124)** | **2,363** |
| **Total worldwide investment products** | | **32,977** | **994** | **(951)** | **43** | **(791)** | **(748)** | **32,229** |

Total third party funds under management comprise the investment business noted above together with third party insurance contracts. New Business relating to third party insurance contracts is disclosed as insurance business for reporting purposes. An analysis of total third party funds under management is shown below.

| | Opening FUM 1 April 2008 £m | Gross Inflows £m | Redemptions £m | Net Inflows £m | Market & other movements £m | Net movement in FUM £m | Closing FUM 30 June 2008 £m |
|---|---|---|---|---|---|---|---|
| Third Party Investment Products | 32,977 | 994 | (951) | 43 | (791) | (748) | 32,229 |
| Third Party Insurance Contracts (new business classified as insurance products) | 15,185 | 587 | (411) | 176 | (108) | 68 | 15,253 |
| **Total third party funds under management** | **48,162** | **1,581** | **(1,362)** | **219** | **(899)** | **(680)** | **47,482** |
| **Standard Life Investments – total funds under management** | **134,422** | | | | | | **130,553** (g) |

(a) Included within Mutual Funds are cash inflows which have also been reflected in UK and Canada Mutual Funds new business sales.
(b) In the 3 months to 30 June 2007 UK Mutual Funds gross inflows were £765m and net inflows were £526m.
(c) Due to the nature of the Triple A fund the flows shown are calculated using average net client balances. Other movements are derived as the difference between these average net inflows and the movement in the opening and closing FUM.
(d) In the 3 months to 30 June 2007 Canadian Mutual Funds gross inflows were £68m and net inflows were £26m.
(e) Separate Mandates refers to investment funds products sold in Canada exclusively to institutional customers. These products contain no insurance risk and consist primarily of defined benefit pension plan assets for which Standard Life Investments exclusively provides portfolio advisory services.
(f) International gross inflows include India where, due to the nature of the Indian investment sales market, the new business is shown as the net of sales less redemptions.
(g) Closing FUM reflects the transfer out of £6.7bn of FUM in relation to UK immediate annuity liabilities to Canada Life International Re, reflecting the reinsurance agreement disclosed in the press release dated 14 February 2008.
(h) Funds denominated in foreign currencies have been translated to Sterling using the closing exchange rates at 30 June 2008. Investment fund flows are translated at average exchange rates. Gains and losses arising from the translation of funds denominated in foreign currencies are included in the market and other movements column. The principal closing exchange rates used as at 30 June 2008 were £1: C$2.02 (31 March 2008: £1: C$2.04) and £1: €1.26 (31 March 2008: £1: €1.25). The principal average exchange rates for the six months to 30 June 2008 were £1: C$1.99 (2007: £1: C$2.23) and £1: €1.30 (2007: £1: €1.48).

## 6.2 Analysis of new business *continued*

**Insurance operations new business**
**15 months ended 30 June 2008**

| | Present Value of New Business Premiums (PVNBP) | | | | |
|---|---|---|---|---|---|
| | 3 months to 30 June 2008 £m | 3 months to 31 March 2008 £m | 3 months to 31 December 2007 [a] £m | 3 months to 30 September 2007 £m | 3 months to 30 June 2007 £m |
| **UK** | | | | | |
| Insured SIPP & Drawdown | 379 | 473 | 489 | 624 | 812 |
| Non-insured SIPP | 636 | 586 | 470 | 397 | 511 |
| Individual SIPP | 1,015 | 1,059 | 959 | 1,021 | 1,323 |
| Individual Pensions | 276 | 159 | 106 | 180 | 300 |
| Group Pensions | 907 | 896 | 731 | 543 | 937 |
| Institutional Pensions | 604 | 360 | 544 | 489 | 473 |
| **Pensions** | 2,802 | 2,474 | 2,340 | 2,233 | 3,033 |
| Investment Bonds | 373 | 652 | 336 | 449 | 505 |
| Offshore Bonds | 152 | 118 | 116 | 84 | 60 |
| Mutual Funds | 176 | 148 | 158 | 163 | 159 |
| **Savings and Investments** | 701 | 918 | 610 | 696 | 724 |
| **Annuities** | 132 | 120 | 113 | 124 | 129 |
| **Protection** | - | 4 | 5 | 6 | 7 |
| **UK life and pensions** | 3,635 | 3,516 | 3,068 | 3,059 | 3,893 |
| | | | | | |
| **Europe** | | | | | |
| Ireland | 63 | 94 | 103 | 101 | 125 |
| Germany | 141 | 121 | 305 | 157 | 139 |
| **Europe life and pensions** | 204 | 215 | 408 | 258 | 264 |
| | | | | | |
| **Canada** | | | | | |
| Group Savings and Retirement | 455 | 312 | 357 | 142 | 105 |
| Individual Insurance, Savings and Retirement | 75 | 105 | 95 | 90 | 81 |
| Group Insurance | 59 | 64 | 63 | 34 | 44 |
| Mutual Funds | 56 | 75 | 70 | 65 | 66 |
| **Canada life and pensions** | 645 | 556 | 585 | 331 | 296 |
| | | | | | |
| **Asia Pacific** | | | | | |
| India [b] | 67 | 166 | 40 | 45 | 24 |
| China [b] | 23 | 19 | 22 | 14 | 11 |
| Hong Kong | 13 | 5 | 11 | 9 | 3 |
| **Asia Pacific life and pensions** | 103 | 190 | 73 | 68 | 38 |
| | | | | | |
| **Total worldwide life and pensions** | 4,587 | 4,477 | 4,134 | 3,716 | 4,491 |

(a) The PVNBP sales for the 3 months to December 2007 are different from those published in the full year 2007 new business press release issued on 30 January 2008 as they incorporate year end non-economic assumption changes calculated and published in the *Preliminary Results* 2007 on 12 March 2008.
(b) Standard Life's share of the joint venture company's new business.

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# 7 Glossary

# Glossary

**Annuity**

A periodic payment made for an agreed period of time (usually up to the death of the recipient) in return for a cash sum. The cash sum can be paid as one amount or as a series of premiums. If the annuity commences immediately after the payment of the sum it is termed an immediate annuity. If it commences at some future date it is termed a deferred annuity.

**Annual premium equivalent (APE)**

An industry measure of new business. The total of new annualised regular premiums plus 10% of single premiums written during the applicable period.

**Assumptions**

Variables applied to data used to project expected outcomes.

**Acquisition costs**

Expenses related to the procurement and processing of new business written including a share of overheads.

**Back book management**

We choose to analyse our EEV operating profit before tax in the three components which reflect the focus of our business effort – core, efficiency and back book management. Back book management includes all non-expense related operating variances and assumption changes for covered business plus those development costs directly related to back book management initiatives and, for non-covered business, specific costs attributed to back book management.

**Board**

The board of Directors of the Company.

**Company**

Standard Life plc.

**Core**

We choose to analyse our EEV operating profit before tax in the three components which reflect the focus of our business effort – core, efficiency and back book management. Core includes new business contribution, expected return and development costs for covered business excluding those development costs directly related to back book management initiatives and, for non-covered business, IFRS underlying profit excluding specific costs attributable to back book management.

**Cost income ratio**

The ratio of total costs to total income for the year expressed as a percentage. This KPI indicates how much of total income is being employed to meet the cost base and measures the strategic driver of cost effectiveness in the banking business within UKFS.

**Covered business**

The business covered by the EEV methodology. This should include any contracts that are regarded by local insurance supervisors as long term or life insurance business and may cover other long term life insurance, short term life insurance such as group risk business and long-term accident and health business. Where short term healthcare is regarded as part of or ancillary to a company's long term life insurance business, then it may be regarded as long-term business.

**Deferred acquisition costs (DAC)**

The method of accounting whereby acquisition costs on long-term business are deferred in the balance sheet as an asset and amortised over the life of those contracts. This leads to a smoothed recognition of up front expenses instead of the full cost in the year of sale.

**Deferred income reserve (DIR)**

The method of accounting whereby front end fees that relate to services to be provided in future periods are deferred in the balance sheet as a liability and amortised over the life of those contracts. This leads to a smoothed recognition of up front income instead of the full income in the year of sale.

**Demutualisation**

The process by which a mutual organisation owned by its members, such as a building society or insurance company, converts to a public limited company owned by its equity holders. The Standard Life Assurance Company demutualised and shares of Standard Life plc, the new holding company for the Standard Life Group, were listed on the London Stock Exchange on 10 July 2006.

**Development costs**

Costs that are considered to be non-recurring and are reported separately from other expenses in the EEV movement analysis.

**Director**

A director of the Company.

**Discounted pay back period**

A measure of capital efficiency that measures the time at which the value of expected cash flows (after tax) is sufficient to recover the capital invested to support the writing of new business. Cash flows are discounted at the appropriate risk discount rate.

**Discounting**

The reduction to present value at a given date of a future cash transaction at an assumed rate, using a discount factor reflecting the time value of money. The choice of a discount rate will usually greatly influence the value of insurance provisions, and may give indications on the conservatism of provisioning methods.

**Dividend cover**

This is a measure of how easily a company can pay its dividend from profit. It is calculated as operating profit after tax and minority interest divided by the total dividend for that financial year. The dividend for the financial year is the current year interim dividend plus the proposed final dividend.

**EBIT**

Earnings before interest and tax. Earnings refer to total operating and non-operating income less total operating expenses and are calculated before interest and tax.

**EBIT margin**

This is an industry measure of performance for investment management companies. It is calculated as earnings before interest and tax (EBIT) divided by total revenue.

**Economic assumptions**

Assumptions in relation to future interest rates, investment returns, inflation and tax. These assumptions and variances in relation to these assumptions are treated as non-operating profits/(losses) under EEV.

**Efficiency**

We choose to analyse our EEV operating profit before tax in the three components which reflect the focus of our business effort – core, efficiency and back book management. Efficiency includes covered business maintenance expense variances and assumption changes.

**European Embedded Value (EEV)**

The value to equity shareholders of the net assets plus the expected future profits on in-force business from a life assurance and pensions business. Prepared in accordance with the EEV Principles and Guidance issued in May 2004 by the CFO Forum of European Insurance Companies and the Additional Guidance issued in October 2005. EEV reports the value of business in-force based on a set of best estimate assumptions, allowing for the impact of uncertainty inherent in future assumptions, the costs of holding required capital, the value of free surplus and TVOG.

**EEV operating profit – covered business**

Profit generated from new business sales and the in-force book of business, based on closing non-economic and opening economic assumptions.

**Expected return on EEV**

Anticipated results based on applying opening assumptions to the opening EEV.

**Experience variances**

Current period differences between the actual experience incurred over the period and the assumptions used in the calculation of the embedded value excluding new business non-economic experience variances which are captured in new business contribution.

**Financial options and guarantees**

Terms relating to covered business conferring potentially valuable guarantees underlying, or options to change, the level and nature of policyholder benefits and exercisable at the discretion of the policyholder, whose potential value is impacted by the behaviour of financial variables.

**Free surplus**

The amount of capital and any surplus allocated to, but not required to support, the in-force business covered by the EEV.

**Group assets under administration**

A measure of the total assets that the Group administers on behalf of customers and institutional clients, it includes those assets for which the Group provides investment management services, as well as those assets that the Group administers where the customer has made a choice to select an external third party investment manager. Assets under administration reflect the value of the IFRS gross assets of the Group adjusted, where appropriate, for consolidation adjustments, inter-company assets and intangible assets. In addition, the definition includes third party assets administered by the Group which are not included in the consolidated balance sheet.

**Group, Standard Life Group or Standard Life**

Prior to Demutualisation on 10 July 2006, SLAC and its subsidiaries and, from Demutualisation on 10 July 2006, the Company and its subsidiaries.

**Heritage With Profits Fund (HWPF)**

The Heritage With Profits Fund contains all existing business – both with profits and non profit – written before demutualisation in the UK, Irish or German branches, with the exception of the classes of business which the Scheme allocated to the Proprietary Business Fund. This HWPF also contains increments to existing business.

**Individual Capital Assessment (ICA)**

The process by which the Financial Services Authority (FSA) requires insurance companies to make an assessment of the regulated company's own capital requirements, which is then reviewed and agreed by the FSA.

**In-force**

Long-term business which has been written before the period end and which has not terminated before the period end.

**Interest margin**

Net interest income for the year as a percentage of average total assets during the year disclosed in basis points (1/100$^{th}$ of 1%). This is a measure of how much margin the Group is making on its banking assets and measures the driver of income generation for this business.

**Internal rate of return (IRR)**

A measure of rate of return on an investment and so an indicator of capital efficiency. The IRR is equivalent to the discount rate at which the present value of the after tax cash flows expected to be earned over the lifetime of new business written is equal to the capital invested to support the writing of the business.

**Key Performance Indicator (KPI)**

These are measures by reference to which the development, performance or position of the business can be measured effectively.

**Maintenance expenses**

Expenses related to the servicing of the in-force book of business (including investment and termination expenses and a share of overheads).

**Mutual fund**

A collective investment vehicle enabling investors to pool their money, which is then invested in a diverse portfolio of stocks or bonds, enabling investors to achieve a more diversified portfolio than they otherwise might have done by making an individual investment.

**Net flows**

Life and pensions net flows represents gross inflows less redemptions. Gross inflows are premiums and deposits recognised in the period on a regulatory basis (excluding any switches between funds). Redemptions are claims and annuity payments (excluding any reinsurance transactions and switches between funds).

**Net worth**

The market value of equity holders' funds and the shareholders' interest in the surplus held in the non profit component of the long-term business funds, determined on a statutory solvency basis and adjusted to add back any non-admissible assets per regulatory returns.

**New business contribution (NBC)**

The expected present value of all future cash flows attributable to the equity holder from new business, as included within EEV operating profit.

**New business strain (NBS)**

Costs involved in acquiring new business (such as commission payments to intermediaries, expenses, reserves) affecting the insurance company's financial position at that point and where all of the income from that new business (including premiums and investment income) has not yet been received and will not be received until a point in the future. To begin with, therefore, a strain may be created where cash outflows exceed inflows.

**New business strain (NBS) margin**

New business strain as a percentage of PVNBP sales (see PVNBP below).

**Non-covered business**

Mainly includes third party investment management, banking, healthcare and other businesses not associated with the life assurance and pensions business. Non-covered business is excluded from the EEV methodology and is generally included within the Group EEV on an IFRS basis.

**Non profit policy**

A policy, including a unit linked policy, which is not a with profits policy.

**Personal pension plan**

An individual pension arrangement with particular tax advantages whereby individuals who are self-employed or those who are not members of employer-sponsored pension scheme arrangements can make provision for retirement or provide benefits for their dependants in a tax efficient manner.

**Present value of in-force business (PVIF)**

The present value of the projected future distributable profits after tax attributable to equity holders from the covered business in force at the valuation date, adjusted where appropriate, to take account of TVOG.

**Present value of new business premiums (PVNBP)**

The industry measure of insurance new business sales under the EEV methodology. It is calculated as 100% of single premiums plus the expected present value of new regular premiums.

**Pro forma profit**

Pre demutualisation IFRS and EEV mutual figures adjusted to calculate a profit figure for the Group as if the holding company, Standard Life plc, had been listed at the beginning of that period. This information, where included, is unaudited and is prepared for illustrative purposes only.

**Proprietary Business Fund**

The Proprietary Business Fund in SLAL contains, among other things, certain classes of business – pension contribution insurance policies, income protection plan policies and a number of SIPP policies written before demutualisation, as well as most new insurance business written after demutualisation in the UK, Ireland and Germany.

**PVNBP margin**

PVNBP margin is NBC expressed as a percentage of PVNBP. This measures whether new business written is adding value or eroding value.

**Recourse cash flow (RCF)**
Certain cash flows arising in the HWPF on specified blocks of UK and Irish business, which are transferred out of the fund on a monthly basis and accrue to the ultimate benefit of equity holders, as determined by the Scheme of Demutualisation.

**Regular premium**
A regular premium contract (as opposed to a single premium contract), is one where the policyholder agrees at inception to make regular payments throughout the term of the contract.

**Required capital**
The amount of assets, over and above the value placed on liabilities in respect of covered business, whose distribution to equity holders is restricted.

**Return on EEV (RoEV)**
The annualised post tax operating profit on an EEV basis expressed as a percentage of the opening embedded value, adjusted for dividends paid to equity holders.

**Return on equity (RoE)**
Calculated as IFRS underlying profit after tax divided by opening net assets.

**Single premium**
A single premium contract (as opposed to a regular premium contract (see above), involves the payment of one premium at inception with no obligation for the policyholder to make subsequent additional payments.

**SIPP**
A self invested personal pension which provides the policyholder with greater choice and flexibility as to the range of investments made, how those investments are managed, the administration of those assets and how retirement benefits are taken.

**SLAC**
The Standard Life Assurance Company (renamed The Standard Life Assurance Company 2006 on 10 July 2006).

**Time value of options and guarantees (TVOG)**
Represents the potential additional cost to equity holders where a financial option or guarantee exists which affects policyholder benefits and is exercisable at the option of the policyholder.

**Underlying profit**
A profit measure the Group uses to provide a more meaningful analysis of the underlying business performance. Underlying profit is calculated by adjusting profit attributable to equity holders before tax for items such as volatility arising from accounting mismatches, impairment of intangibles and certain restructuring expenses.

**Unit linked policy**
A policy where the benefits are determined by reference to the investment performance of a specified pool of assets referred to as the unit linked fund.

**With profits policy**
A policy where, in addition to guaranteed benefits specified in the policy, additional bonuses may be payable from relevant surplus. The declaration of such bonuses (usually annually) reflects, amongst other things, the overall investment performance of the fund of which the policy forms part. Also known as a 'participating policy'.

**Wrap platform**
An investment platform which is essentially a trading platform enabling investment funds, pensions, direct equity holdings and some life assurance contracts to be held in the same administrative account rather than as separate holdings.

# 8 Shareholder information

# Shareholder information

## Dividends

It is intended that interim dividends will be paid in November and final dividends in May each year.

You can choose to receive your dividends in one of the following ways:

**1. Reinvest your dividends in Standard Life plc shares**

Standard Life plc has arranged a dividend reinvestment plan – sometimes referred to as DRIP. This gives shareholders the opportunity to use their cash dividend to buy more shares in the Company through a special dealing arrangement – and means you will receive additional shares instead of cash.

**2. Receive a cash dividend payment in your bank or building society account**

You can have your dividend paid directly into the bank or building society account of your choice. This means the money will usually be available to use more quickly than if you receive your dividends in the form of a cheque. The money will be transferred straight into your bank account on the day the dividend is paid.

**3. Receive a cash dividend payment by cheque**

If you don't choose to receive your dividends as shares, or paid directly into your bank account, you will be sent a cheque for the relevant amount. You may be charged a fee to present this cheque, particularly if you live outside of the UK.

If you would like to change your dividend payment method, please visit **www.standardlife.com/shareholders** and follow the links to find out how to register or call Computershare – the contact details are on the last page.

## Receive shareholder communications by email and website

You can choose to receive future shareholder communications by email and website. Registering is easy, secure and free. Please visit **www.standardlife.com/shareholders** and follow the links to find out how to register. The service allows you to:

- Choose to receive an email when the *Annual Report and Accounts* and AGM guide are available on our website. You can then read these online instead of receiving paper copies in the post
- Check your Standard Life shareholding
- Find out information about your dividends
- Work out the value of your shareholdings
- Change your address details
- Set up a new dividend mandate, or change your existing details
- Send your Annual General Meeting voting instructions electronically

When you register with Investor Centre you can choose how you'd like us to keep in touch with you – by post or email. Any information you receive electronically will be the same as the paper version. This will help us save your money – and conserve natural resources.

## Preventing unsolicited mail

By law, Standard Life has to make its share register publicly available. Because of this, some registered shareholders may receive unsolicited mail. You could also be targeted by fraudulent 'investment specialists' using high-pressure cold calling sales techniques – these are sometimes called 'boiler room scams'. You can find more information at the Office of Fair Trading website **www.oft.gov.uk**

Using a nominee company can help protect your privacy. You can transfer your shares into the company sponsored nominee – the Standard Life Share Account – by contacting Computershare, or get in touch with your broker to find out about their nominee services.

If you want to limit the amount of unsolicited mail you receive, please contact:

The Mailing Preference Service (MPS), DMA House, 70 Margaret Street, London W1W 8SS. Or register online at **www.mpsonline.org.uk**

## Analysis of registered shareholdings as at 30 June 2008

| Range of shares | Number of holders | % of total holders | Number of shares | % of total shares |
|---|---|---|---|---|
| 1 - 1000 | 65,563 | 53.26% | 32,463,880 | 1.49% |
| 1,001 - 5,000 | 50,949 | 41.38% | 105,192,465 | 4.83% |
| 5,001 - 10,000 | 3,778 | 3.07% | 26,123,772 | 1.20% |
| 10,001 - 100,000 | 2,393 | 1.94% | 49,228,049 | 2.26% |
| * 100,001 + | 433 | 0.35% | 1,964,483,711 | 90.22% |
| **Total** | **123,116** | **100.00%** | **2,177,491,877** | **100.00%** |

* Standard Life Share Account currently has 1,333,530 participants.

## Financial calendar

| | |
|---|---|
| Ex-dividend date for 2008 interim dividend | 13 August 2008 |
| Record date for 2008 interim dividend | 15 August 2008 |
| 2008 Q3 trading results and interim management statement announcement | 30 October 2008 |
| 2008 interim dividend payment date | 28 November 2008 |
| 2008 Q4 trading results announcement | 28 January 2009 |
| 2008 Preliminary results | 12 March 2009 |
| 2009 Q1 trading results and interim management statement announcement | 30 April 2009 |
| 2009 Annual General Meeting | 15 May 2009 |
| Analyst and Investor Day | 21 May 2009 |
| 2009 Interim results and Q2 trading results | 6 August 2009 |
| 2009 Q3 trading results and interim management statement announcement | 29 October 2009 |

## Directors

Gerry Grimstone (Chairman)
Sandy Crombie* (Group Chief Executive)
Kent Atkinson
Lord Blackwell
Colin Buchan
Crawford Gillies
Baroness McDonagh
David Nish*
Jocelyn Proteau
Keith Skeoch*

* Executive Director

## Contact details

We want to make sure you have answers to all your questions.

For questions on dividends and your shareholding, please contact our registrar, Computershare:

### UK

Visit **www.computershare.com**
Email at **sl.queries@computershare.co.uk**
Call Computershare on **0845 113 0045**
Or **+353 (0)1 431 9829**

### Ireland

Visit **www.computershare.com**
Email at **sl.queries@computershare.co.uk**
Call Computershare on **+353 (0)1 431 9829**

### Canada

Visit **www.computershare.com**
Email at **service@computershare.com**
Call Computershare on **1-866-982-9939**
or at the local number **514-982-9939**

### Germany and Austria

Visit **www.computershare.de**
Email at **register@computershare.de**
Call Computershare on **+49 (0)89 30903 625**

### Registrar

Computershare Investor Services PLC
PO BOX 2656
The Pavilions
Bridgwater Road
Bristol
BS3 9BG

### Standard Life plc secretary, registered office and head office:

M J Wood
Standard Life plc
Standard Life House
30 Lothian Road
Edinburgh
EH1 2DH
Scotland

Printed by RR Donnelley, London 68969

Please remember that the value of shares can go down as well as up and you may not get back the full amount invested or any income from it. All figures and share price information have been calculated as at 30 June 2008 (unless otherwise indicated).

Standard Life plc, registered in Scotland (SC286832), Standard Life House, 30 Lothian Road, Edinburgh EH1 2DH. +44 (0)131 225 2552.

Calls may be recorded/monitored and call charges may vary. www.standardlife.com

**Standard Life plc**

## Voting Rights and Capital

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital consists of 2,177,593,786 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,177,593,786.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

29 August 2008

Enquiries:

Julie Durie, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Barry Cameron, Media Relations 0131 245 6165

END

# Standard Life plc

Standard Life plc was advised today by Computershare Investor Services plc that, on 26 August 2008, the under mentioned executive directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

| | Number of Shares Purchased | Price and Place of Transaction |
|---|---|---|
| **Executive Directors** | | |
| Norman Keith Skeoch | 52 | £2.40 - UK |
| David Thomas Nish | 52 | £2.40 - UK |
| | | |
| **Other PDMRs** | | |
| Marcia Dominic Campbell | 52 | £2.40 - UK |
| Nathan Richard Parnaby | 52 | £2.40 - UK |
| Joseph Iannicelli | 53 | C$4.70 - Canada |

Each individual also received from the Company 10 free shares (except Mr Iannicelli who received the right to acquire 10 matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

1 September 2008

Enquiries:

Julie Durie, Group Secretariat, 0131 245 6772
Barry Cameron, Media Relations, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

# Standard Life plc

Application has been made to the UK Listing Authority and the London Stock Exchange for a total of 500,000 ordinary shares of 10 pence each in Standard Life plc ('the Company') to trade on the London Stock Exchange and to be admitted to the Official List upon issuance.

These shares are being reserved under a block listing and will be issued as a result of share purchase matching commitments under The Standard Life Share Plan.

When issued, these shares will rank equally with the existing ordinary shares of the Company.

10 September 2008

Enquiries:

Julie Durie, Group Secretariat, 0131 245 6772
Barry Cameron, Media Relations, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

**THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION**

**Announcement for Immediate Release**

**16 September 2008**

# RECOMMENDED CASH OFFER

**by**

**STANDARD LIFE PLC**

**for**

**VEBNET (HOLDINGS) PLC**

## Summary

The boards of Standard Life and Vebnet are pleased to announce that they have reached agreement on the terms of a recommended cash offer to be made by Standard Life for the entire issued and to be issued share capital of Vebnet.

The Offer will be made at a price of 260 pence in cash for each Vebnet share, valuing the entire existing issued share capital of Vebnet at approximately £24.2 million.

## Highlights

- Standard Life is a major asset managing business providing life assurance and pensions, investment management, banking and healthcare insurance products to over 7 million customers worldwide. As at 30 June 2008, the Standard Life Group had over £163 billion of assets under administration and it employs over 10,000 people across the UK, Canada, Ireland, Germany, Austria, the United States and Hong Kong.

- Within its UK Financial Services division, Standard Life has a successful and growing Corporate business which offers a range of market leading propositions combined with award-winning service and access to a diverse choice of funds. As at 30 June 2008, Standard Life's UK Group Pension funds under management were approximately £15 billion, with more than 1 million plan members.

- The strategy for Standard Life's Corporate business is to develop the current proposition towards an integrated online employee reward and benefit portal, the Employee Wealth Plan (EWP), to maximize the potential from a rapidly evolving employee benefits market. A key component of this proposition is a flexible benefits and online reward capability.

- Vebnet has a well established position in the flexible benefits and online reward market in the UK and its client base closely matches the target market for Standard Life's EWP growth strategy.

- The acquisition of Vebnet provides Standard Life with the opportunity to accelerate the development of its Corporate business and to create value for Standard Life Shareholders by combining Vebnet's client base, expertise and technology with Standard Life's EWP platform and service offering.

- Standard Life expects that the acquisition of Vebnet will enhance the internal rate of return of its Corporate business.

- Standard Life and Vebnet have strong relationships with Employee Benefit Consultants (EBCs) and recognise the important role that the EBCs play in the UK corporate market. Standard Life and Vebnet will continue to work closely with EBCs to strengthen their respective and combined propositions.

- The Offer will be made at a price of 260 pence in cash for each Vebnet Share and represents a premium of approximately 114 per cent. to the Closing Price of 121.5 pence per Vebnet Share on 15 September 2008, the last business day prior to the date of this announcement.

- The Offer values the entire existing issued share capital of Vebnet at approximately £24.2 million.

- The Vebnet Directors, who have been so advised by Deloitte Corporate Finance, consider the terms of the Offer to be fair and reasonable and intend unanimously to recommend that Vebnet Shareholders accept the Offer as they have irrevocably undertaken to do in respect of their entire beneficial shareholdings.

- The Vebnet Directors (together with their associates and related parties), Vebnet (Trustee) Limited and Cross Atlantic Technology Fund LP, Vebnet's largest institutional shareholder, have given Standard Life irrevocable undertakings to accept the Offer in respect of their respective beneficial holdings of Vebnet Shares, amounting, in aggregate, to 4,705,534 Vebnet Shares, representing approximately 50.5 per cent. of the existing issued share capital of Vebnet. All of these undertakings will continue to be binding even in the event of a higher competing offer for Vebnet, and will only lapse if the Offer lapses or is withdrawn.

- In addition, Standard Life has received non-binding letters of intent from certain institutional shareholders to accept the Offer in respect of a further 2,460,276 Vebnet Shares, representing approximately 26.4 per cent. of the existing issued share capital of Vebnet.

- Accordingly, Standard Life has received, in aggregate, irrevocable undertakings and non-binding letters of intent to accept the Offer in respect of 7,165,810 Vebnet Shares, representing approximately 76.9 per cent. of the existing issued share capital of Vebnet.

- The Offer Document will be posted to Vebnet Shareholders and, for information only, to Vebnet Option Holders as soon as practicable and in any event (save with the consent of the Panel) within 28 days of the date of this announcement.

Commenting on the acquisition, Sandy Crombie, Group Chief Executive of Standard Life, said:

"I'm delighted that Vebnet is to become part of the Standard Life Group. The combination of Vebnet and Standard Life will provide significant opportunities in the Corporate market. This is a rapidly evolving market and an increasingly important part of our business. By adding enhanced flexible benefits and online reward solutions to our existing employee benefits platform we are able to create a proposition which will offer employers and employees improved choice and flexibility.

There is a strong strategic fit between our businesses and this will give Standard Life the opportunity to work with the Vebnet team and create additional value for shareholders."

Commenting on behalf of the Vebnet Directors, Gerry O'Neill, Chief Executive of Vebnet, said:

"The Vebnet Directors believe that the acquisition by Standard Life will create exciting opportunities for both customers and staff as the business continues to thrive within a larger organisation, enabling Vebnet to grow faster than it would be able to as an independent company. The price offered by Standard Life represents an attractive price for shareholders, reflecting the successful development of Vebnet in recent years and its position as one of the market leaders."

This summary should be read in conjunction with, and is subject to, the full text of the following announcement. The Offer will be made subject to the conditions set out in Appendix A to this announcement and on the full terms and conditions to be set out in the Offer Document and (in respect of certificated Vebnet Shares) in the Form of Acceptance.

**Enquiries:**


| | |
|---|---|
| **Standard Life plc** | |
| **Media Relations** | |
| Barry Cameron | Tel: 0131 245 6165 |
| Nicola McGowan | Tel: 0131 245 4016 |
| **Investor Relations** | |
| Gordon Aitken | Tel: 0131 245 6799 |
| Duncan Heath | Tel: 0131 245 4742 |
| | |
| **Noble Grossart (financial adviser to Standard Life)** | Tel: 0131 226 7011 |
| Guy Stenhouse | |
| Colin Grier | |
| | |
| **Vebnet (Holdings) plc** | Tel: 0131 270 5502 |
| Gerry O'Neill | |
| Stephen Thurlow | |
| | |
| **Deloitte Corporate Finance** | Tel: 0113 243 9021 |

**(financial adviser to Vebnet)**
Roger Esler
Simon Houldsworth

*In accordance with Rule 2.10 of the City Code, Vebnet confirms that it has 9,324,183 ordinary shares of £1 each in issue.*

*The International Securities Identification Number (ISIN) for Vebnet's ordinary shares is GB0032392986.*

Appendix A sets out the conditions and further terms to the Offer.

Appendices B and C set out further information, including the bases and sources of information from which the financial and other calculations used in this announcement have been derived.

Appendix D contains definitions of certain terms used in this summary and the following announcement.

Noble Grossart, which is authorised and regulated in the UK by the Financial Services Authority, is acting exclusively for Standard Life and no one else in connection with the Offer and will not be responsible to anyone other than Standard Life for providing the protections afforded to the clients of Noble Grossart nor for providing advice in relation to the Offer, the contents of this announcement, or any transaction or arrangement referenced herein.

Deloitte Corporate Finance is acting exclusively for Vebnet and for no one else in connection with the Offer and will not regard any other person as its client nor be responsible to anyone other than Vebnet for providing the protections afforded to the clients of Deloitte Corporate Finance nor for providing advice in relation to the Offer, the contents of this announcement, or any transaction or arrangement referenced herein. Deloitte Corporate Finance is a division of Deloitte & Touche LLP, which is authorised and regulated by the Financial Services Authority in respect of regulated activities.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to this announcement or otherwise. The Offer will be made solely by the Offer Document, when issued, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

**Overseas Shareholders**

The distribution of this announcement in jurisdictions other than the UK and the availability of the Offer to Vebnet Shareholders who are not resident in the UK may be affected by the laws of relevant jurisdictions. Any persons who are subject to the laws of any jurisdiction other than the UK or Vebnet Shareholders who are not resident in the UK will therefore need to inform themselves about, and observe, any applicable requirements.

The Offer is not being, and will not be, made, directly or indirectly, in, into or from the United States, Canada, Australia, Japan or any other Restricted Jurisdiction. Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from the United States, Canada, Australia, Japan or any other Restricted Jurisdiction.

**Forward-Looking Statements**

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Vebnet Group and certain plans and objectives of the Vebnet Directors and the Standard Life Directors, and these statements are naturally subject to uncertainty and changes in circumstances. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Without limitation, any statements preceded or followed by or that include the words "anticipate", "target", "plan", "believe", "expect", "aim", "intend", "goal", "will", "may", "should", "could", "project", "estimate", or words or terms of similar substance or the negative thereof, are forward-looking statements. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the conditions to the Offer; as well as additional factors, such as changes in economic conditions, changes in the level of capital investment, success of business and operating initiatives and restructuring objectives, customers' strategies and stability, changes in the regulatory environment and fluctuations in interest and exchange rates. Other unknown and unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Neither Standard Life nor Vebnet nor their respective boards of directors assume any obligation to update or correct the information contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required. The statements contained in this announcement are made as at the date of this announcement, unless some other time is specified in relation to them.

**Profit Forecasts**

No statement in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted as meaning that earnings per Vebnet Share or per Standard Life Share for the current and future financial years, or those of the combined group, will necessarily match or exceed the historical published earnings per Vebnet Share or per Standard Life Share. Rather, these statements should be construed as references to potential enhancements to the earnings that might otherwise have been earned during the relevant financial period.

**Dealing Disclosure Requirements**

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Vebnet, all "dealings" in any "relevant securities" of Vebnet (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the Offer Period otherwise ends. If two or more persons act together pursuant to an agreement or

understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Vebnet, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Vebnet, by Standard Life or Vebnet, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel on telephone number +44 (0)20 7638 0129; fax number +44 (0)20 7236 7013.

**THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION**

**Announcement for Immediate Release**

**16 September 2008**

**RECOMMENDED CASH OFFER**

**by**

**STANDARD LIFE PLC**

**for**

**VEBNET (HOLDINGS) PLC**

## 1 Introduction

The boards of Standard Life and Vebnet are pleased to announce that they have reached agreement on the terms of a recommended cash offer to be made by Standard Life for the entire issued and to be issued share capital of Vebnet.

## 2 The Offer

The Offer, which will be subject to the terms and conditions which are set out below and in Appendix A to this announcement and to the full terms and conditions to be set out in the Offer Document and, in respect of certificated Vebnet Shares, in the Form of Acceptance, will be made by Standard Life on the following basis:

**for each Vebnet Share 260 pence in cash**

The Offer represents a premium of approximately 114 per cent. to the Closing Price of 121.5 pence per Vebnet Share on 15 September 2008, the last business day prior to the date of this announcement.

The Offer values the entire existing issued share capital of Vebnet at approximately £24.2 million.

The Offer will extend to all Vebnet Shares unconditionally allotted or issued on the date of the Offer and any Vebnet Shares which are unconditionally allotted or issued (including pursuant to the exercise of options granted under the Vebnet Share Option Schemes) whilst the Offer remains open for acceptance or by such earlier time as Standard Life may, in accordance with the terms and conditions of the Offer, decide.

The Vebnet Shares will be acquired by Standard Life fully paid and free from all liens, equitable interests, charges, mortgages, encumbrances, rights of pre-emption and other third party rights or interests of any nature whatsoever and together with all rights now or hereafter attaching thereto, including without limitation all voting rights and the right to receive and retain in full all dividends and other distributions (if any) accrued, announced, declared, made or paid on or after the date of this announcement.

## 3 Recommendation

The Vebnet Directors, who have been so advised by Deloitte Corporate Finance, consider the terms of the Offer to be fair and reasonable. In providing advice to the Vebnet Directors, Deloitte Corporate Finance has taken into account the Vebnet Directors' commercial assessments. Deloitte Corporate Finance is acting as financial adviser to Vebnet for the purposes of providing independent financial advice to the Vebnet Directors on the Offer under Rule 3 of the City Code.

Accordingly, the Vebnet Directors intend unanimously to recommend that Vebnet Shareholders accept the Offer, as the Vebnet Directors and their connected parties have irrevocably undertaken to do in respect of their holdings, which in aggregate amount to 2,938,909 Vebnet Shares, representing approximately 31.5 per cent. of the existing issued share capital of Vebnet.

## 4 Irrevocable undertakings and letters of intent

Standard Life has received irrevocable undertakings to accept the Offer in respect of a total of 4,705,534 Vebnet Shares, representing in aggregate approximately 50.5 per cent. of the existing issued share capital of Vebnet, comprised as follows:

- from each of the Vebnet Directors (and their associates) in respect of their entire beneficial holdings of, in aggregate, 2,938,909 Vebnet Shares, representing, in aggregate, approximately 31.5 per cent. of the existing issued share capital of Vebnet; and

- from Cross Atlantic Technology Fund LP and Vebnet (Trustee) Limited in respect of an aggregate of 1,766,625 Vebnet Shares, representing approximately 18.9 per cent. of the existing issued share capital of Vebnet.

All of these undertakings will continue to be binding even in the event of a higher competing offer for Vebnet, and will only lapse if the Offer lapses or is withdrawn.

In addition, Standard Life has received non-binding letters of intent to accept the Offer in respect of a total of 2,460,276 Vebnet Shares, representing, in aggregate, approximately 26.4 per cent. of the existing issued share capital of Vebnet, comprised as follows:

- from JPMorgan Asset Management (UK) Limited in respect of 1,123,616 Vebnet Shares, representing approximately 12.1 per cent. of the existing issued share capital of Vebnet;

- from Liontrust Investment Services Limited in respect of 1,121,160 Vebnet Shares, representing approximately 12.0 per cent. of the existing issued share capital of Vebnet; and

- from Edinburgh Partners Opportunities Fund PLC in respect of 215,500 Vebnet Shares, representing approximately 2.3 per cent. of the existing issued share capital of Vebnet.

**Accordingly, Standard Life has received, in aggregate, irrevocable undertakings and non-binding letters of intent to accept the Offer in respect of 7,165,810 Vebnet Shares, representing approximately 76.9 per cent. of the existing issued share capital of Vebnet.**

Further details of the irrevocable undertakings and non-binding letters of intent are set out in Appendix C.

## 5 Information on Standard Life

Standard Life is principally involved in managing customers' assets held in the form of life assurance and pensions, investment management, banking and healthcare insurance products, and is a member of the FTSE 100 Index. Standard Life's head office is in Edinburgh, and in addition to its UK business, it has operations in Canada, Ireland, Germany, Austria, the United States and Hong Kong, as well as joint ventures in China and India.

For the first half year of 2008, Standard Life's present value of new business premium sales was £9,064 million, with worldwide life and pensions net flows of £1,964 million; total group assets under administration were £163.4 billion; embedded value operating profit before tax was £534 million, with IFRS underlying profit before tax of £345 million. Standard Life has approximately 7 million customers and around 1.5 million shareholders worldwide.

## 6 Information on Vebnet

Founded in 2000, Vebnet is a leading provider of technology and managed services related to total reward and flexible benefit programmes. Vebnet provides individual solution components or a full end-to-end service covering reward consultancy, benefit scheme design, communications, brokering, technology, helpdesk and outsourced administration. These solutions drive employee retention and empowerment and are key components in managing the cost of employee benefit provision for employers. Solutions are delivered through an employee benefits portal. These solutions are deployed both in the UK and worldwide.

Vebnet launched its FIX&FLEX® product in 2002 and its shares were admitted to trading on AIM in 2003. Vebnet's customers include a number of leading companies in the financial services, telecoms and professional services sectors. At 30 June 2008, Vebnet had 145 corporate clients with over 293,000 employee users of FIX&FLEX®.

Vebnet released its audited preliminary results for the year ended 30 June 2008 today. For the year ended 30 June 2008, Vebnet reported audited consolidated sales of £6,001,000 (2007: £5,245,000) and audited consolidated profit before taxation of £907,000 (2007: £490,000). At 30 June 2008, Vebnet had audited consolidated net assets of £3,996,000 (2007: £3,019,000).

Over the course of the financial year to 30 June 2008, Vebnet's core business grew substantially. Its forward sales pipeline is strong and the Vebnet Board remains confident that Vebnet is well positioned to enjoy future revenue growth.

## 7 Background to and reasons for the Offer

As part of its UK Financial Services division, Standard Life has a successful and growing Corporate business which offers a range of market leading propositions, such as Group Self Invested Pension Plans, combined with award-winning service and access to a diverse choice of funds from several of the leading fund managers, including Standard Life Investments. At 30 June 2008, Standard Life's UK Group Pension funds under management were approximately £15 billion, with more than 1 million plan members.

There are a number of regulatory and legislative factors, such as pensions simplification and the UK government's planned introduction of personal accounts in 2012, that will continue to impact the UK corporate pensions market. This, along with the continued decline in popularity of defined benefit pension schemes and increasing use of compensation and benefit offerings to recruit and retain high quality staff, has created a rapidly evolving employee benefits market.

Within this market, the overall design of employee benefit packages is also becoming more sophisticated, with options such as corporate savings plans (including ISAs), salary/bonus sacrifice, total reward, flexible benefits and share save plans becoming increasingly important.

The strategy for Standard Life's Corporate business is to develop the current proposition towards an integrated online employee reward and benefits portal, the Employee Wealth Plan (**"EWP"**), offering:

- employers a more cost effective way to deliver greater choice and control over the design and operation of their benefit schemes and their associated costs; and

- individual employees a comprehensive overview of their financial portfolio, comprising their personal assets and their employer-provided benefits, together with enhanced choice.

As part of its strategy, Standard Life has decided to add a flexible benefits and online total reward capability to the EWP in order to provide employers with an attractive and configurable platform, offering a wide range of products and services across healthcare, banking and wealth management to their employees.

Vebnet has a well established position in the flexible benefits and online reward market in the UK and its client base closely matches the target market for Standard Life's EWP growth strategy. In addition, there is good technical compatibility across the existing IT infrastructure and systems of both parties. The acquisition of Vebnet therefore provides Standard Life with the opportunity to accelerate the development of its Corporate business and to create value for Standard Life Shareholders by combining Vebnet's client base, expertise and technology with Standard Life's EWP platform and service offering.

With regard to the important role played by employee benefit consultants (**"EBCs"**) in the UK market, it is anticipated that both Standard Life and Vebnet will continue to work

closely with EBCs to deliver compelling propositions to employers, deploying the enhanced EWP platform.

Following acquisition, Vebnet will continue to offer its proposition under the Vebnet brand as well as supporting the development and delivery of the enhanced Standard Life EWP proposition. Vebnet has developed business activities in Europe and Asia and Standard Life believes that this creates an excellent opportunity for further penetration of its EWP platform on a global scale, deepening its relationships with key international employers and employees.

## 8 Background to and reasons for recommending the Offer

In resolving to recommend the Offer, the Vebnet Directors have given careful consideration to the fundamental value of the business and to the reasonable expectations of Vebnet Shareholders. The Vebnet Directors believe that the acquisition of Vebnet by Standard Life will enable Vebnet to grow faster than it would be able to do as an independent company and that being part of the Standard Life Group will provide an opportunity to build a business with extended customer reach and a leading market position. Being part of a larger group will also increase the opportunities available to the management and other employees of Vebnet.

Vebnet has a record of significant achievements and the Offer represents an opportunity for Vebnet Shareholders now to receive a cash offer at a premium of approximately 114 per cent. to the Closing Price of 121.5 pence per Vebnet Share on 15 September 2008, being the last business day prior to the date of this announcement.

Accordingly, the Vebnet Directors believe that the acquisition provides certainty at an attractive value to Vebnet Shareholders and that Standard Life will provide stable ownership to allow the accelerated development of the business. For these reasons, the Vebnet Directors intend unanimously to recommend that Vebnet Shareholders accept the Offer, as they have irrevocably undertaken to do in respect of their own beneficial holdings of Vebnet Shares.

## 9 Financing of the Offer

The cash consideration payable by Standard Life under the terms of the Offer will be funded from Standard Life's existing cash resources.

Noble Grossart confirms that it is satisfied that resources are available to Standard Life to satisfy full acceptance of the Offer.

## 10 Directors, management and employees

The Standard Life Directors believe that the prospects for employees of the Vebnet Group will be enhanced as a result of Vebnet becoming part of the Standard Life Group. The existing contractual employment rights of all employees of the Vebnet Group will be fully safeguarded.

## 11 Vebnet Share Option Schemes

The Offer will extend to any Vebnet Shares which are unconditionally allotted or issued on or before the date on which the Offer closes as a result of the exercise of options granted under the Vebnet Share Option Schemes.

To the extent that such options are not exercised, and if the Offer becomes or is declared wholly unconditional in all respects, it is intended that appropriate proposals will be made to Vebnet Option Holders.

## 12 Disclosure of interests in Vebnet Shares

Neither Standard Life, nor (so far as Standard Life is aware) any person acting, or deemed to be acting, in concert with Standard Life (excluding those parties providing irrevocable undertakings and non-binding letters of intent listed in Appendix C) for the purposes of the Offer has:

12.1 an interest in, or a right to subscribe for, Vebnet Shares or in any securities convertible or exchangeable into Vebnet Shares (**"Relevant Vebnet Securities"**);

12.2 any short position in Relevant Vebnet Securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to purchase or take delivery; or

12.3 borrowed or lent any Relevant Vebnet Securities (except for any borrowed Vebnet Shares which have been either on-lent or sold) or has any arrangement in relation to Relevant Vebnet Securities.

For these purposes, **"arrangement"** includes indemnity or option arrangements and any agreement or understanding, formal or informal, of whatever nature, relating to Relevant Vebnet Securities which may be an inducement to deal or refrain from dealing in such securities. In the interests of secrecy prior to this announcement, Standard Life has not made any enquiries in this respect of certain parties which are or may be deemed to be acting in concert with it for the purposes of the Offer. If such enquiries, which are now being made, reveal any relevant additional interests, the same will be discussed with the Panel and, if appropriate, will be disclosed to Vebnet Shareholders.

## 13 De-listing, cancellation of admission to trading on AIM, and compulsory acquisition and re-registration

If Standard Life receives acceptances under the Offer in respect of, and/or otherwise acquires, 90 per cent. or more of the Vebnet Shares by nominal value and voting rights attaching to such shares to which the Offer relates and assuming that all of the other conditions of the Offer have been satisfied or waived (if capable of being waived), Standard Life intends to exercise its rights pursuant to the provisions of Chapter 3 of Part 28 of the Companies Act 2006 to acquire compulsorily the remaining Vebnet Shares to which the Offer relates on the same terms as the Offer.

Assuming the Offer becomes or is declared unconditional in all respects and subject to any applicable requirements of the AIM Rules, Standard Life intends to procure the making of an application by Vebnet to the London Stock Exchange for the cancellation of trading in the Vebnet Shares on AIM. If this cancellation occurs, it will significantly

reduce the liquidity and marketability of Vebnet Shares held by Vebnet Shareholders who have not assented to the Offer. It is anticipated that the cancellation of trading of Vebnet Shares on AIM will take effect no earlier than the expiry of 20 business days after the Offer becomes or is declared unconditional in all respects.

It is also intended that, following the Offer becoming or being declared unconditional in all respects, and, after the cancellation of admission of Vebnet Shares to AIM, Standard Life will seek to re-register Vebnet as a private limited company.

## 14 Anticipated timetable

The Offer Document will be posted to Vebnet Shareholders and, for information only, to Vebnet Option Holders as soon as practicable and in any event (save with the consent of the Panel) within 28 days of the date of this announcement.

## 15 General

There are no agreements or arrangements to which Standard Life is a party which relate to the circumstances in which it may or may not invoke or seek to invoke a condition to the Offer.

Your attention is drawn to the further information contained in the Appendices which form part of this announcement.

The conditions to the Offer and a summary of further terms in relation to the Offer set out in Appendix A to this announcement form part of, and should be read in conjunction with, this announcement.

Appendices B and C to this announcement set out further information, including the bases and sources of information from which the financial and other calculations used in this announcement have been derived.

Appendix D to this announcement contains definitions of certain terms used in this announcement.

*In accordance with Rule 2.10 of the City Code, Vebnet confirms that it has 9,324,183 ordinary shares of £1 each in issue.*

*The International Securities Identification Number (ISIN) for Vebnet's ordinary shares is GB0032392986.*

The Offer will be subject to the applicable requirements of the City Code.

This announcement does not constitute an offer or an invitation to purchase or subscribe for any securities.

## 16 Enquiries

**Standard Life plc**
**Media Relations**
Barry Cameron Tel: 0131 245 6165

| | |
|---|---|
| Nicola McGowan | Tel: 0131 245 4016 |
| **Investor Relations** | |
| Gordon Aitken | Tel: 0131 245 6799 |
| Duncan Heath | Tel: 0131 245 4742 |
| **Noble Grossart (financial adviser to Standard Life)** | Tel: 0131 226 7011 |
| Guy Stenhouse | |
| Colin Grier | |
| **Vebnet (Holdings) plc** | Tel: 0131 270 5502 |
| Gerry O'Neill | |
| Stephen Thurlow | |
| **Deloitte Corporate Finance (financial adviser to Vebnet)** | Tel: 0113 243 9021 |
| Roger Esler | |
| Simon Houldsworth | |

17 **Further Information**

Noble Grossart, which is authorised and regulated in the UK by the Financial Services Authority, is acting exclusively for Standard Life and no one else in connection with the Offer and will not be responsible to anyone other than Standard Life for providing the protections afforded to clients of Noble Grossart nor for providing advice in relation to the Offer, the contents of this announcement, or any transaction or arrangement referenced herein.

Deloitte Corporate Finance is acting exclusively for Vebnet and for no one else in connection with the Offer and will not regard any other person as its client nor be responsible to anyone other than Vebnet for providing the protections afforded to the clients of Deloitte Corporate Finance nor for providing advice in relation to the Offer, the contents of this announcement, or any transaction or arrangement referenced herein. Deloitte Corporate Finance is a division of Deloitte & Touche LLP, which is authorised and regulated by the Financial Services Authority in respect of regulated activities.

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to this announcement or otherwise. The Offer will be made solely by the Offer Document, when issued, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

**Overseas Shareholders**

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would

have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

The distribution of this announcement in jurisdictions other than the UK and the availability of the Offer to Vebnet Shareholders who are not resident in the UK may be affected by the laws of relevant jurisdictions. Therefore any persons who are subject to the laws of any jurisdiction other than the UK or Vebnet Shareholders who are not resident in the UK will need to inform themselves about, and observe, any applicable requirements.

The Offer is not being, and will not be, made, directly or indirectly, in, into or from the United States, Canada, Australia, Japan or any other Restricted Jurisdiction. Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from the United States, Canada, Australia, Japan or any other Restricted Jurisdiction.

**Forward-Looking Statements**

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Vebnet Group and certain plans and objectives of the Vebnet Directors and the Standard Life Directors, and these statements are naturally subject to uncertainty and changes in circumstances. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Without limitation, any statements preceded or followed by or that include the words "anticipate", "target", "plan", "believe", "expect", "aim", "intend", "goal", "will", "may", "should", "could", "project", "estimate", or words or terms of similar substance or the negative thereof, are forward-looking statements. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the satisfaction of the conditions to the Offer, as well as additional factors, such as changes in economic conditions, changes in the level of capital investment, success of business and operating initiatives and restructuring objectives, customers' strategies and stability, changes in the regulatory environment and fluctuations in interest and exchange rates. Other unknown and unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. Neither Standard Life nor Vebnet nor their respective boards of directors assume any obligation to update or correct the information contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required. The statements contained in this announcement are made as at the date of this announcement, unless some other time is specified in relation to them.

**Profit Forecasts**

No statement in this announcement is intended, or is to be construed, as a profit forecast or to be interpreted as meaning that earnings per Vebnet Share or per Standard Life Share for the current and future financial years, or those of the combined group, will necessarily match or exceed the historical published earnings per Vebnet Share or per Standard Life Share. Rather, these statements should be construed as references to potential enhancements to the earnings that might otherwise have been earned during the relevant financial period.

**Dealing Disclosure Requirements**

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Vebnet, all "dealings" in any "relevant securities" of Vebnet (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the Offer Period otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Vebnet, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Vebnet, by Standard Life or Vebnet, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, you should consult the Panel on telephone number +44 (0)20 7638 0129; fax number +44 (0)20 7236 7013.

## Appendix A: Conditions and Further Terms of the Offer

### Part I: Conditions of the Offer

The Offer is subject to the following conditions:

1. valid acceptances having been received (and not, where permitted, withdrawn) by not later than 1.00 pm (London time) on the First Closing Date (or such later time(s) and/or date(s) as Standard Life may, subject to the rules of the City Code or with the consent of the Panel, decide) in respect of not less than 90 per cent. (or such lower percentage as Standard Life may, subject to the City Code, decide) in nominal value of the Vebnet Shares to which the Offer relates and of the voting rights attached to those shares, provided that this condition will not be satisfied unless Standard Life (together with its wholly-owned subsidiaries) shall have acquired or agreed to acquire (whether pursuant to the Offer or otherwise) Vebnet Shares carrying in aggregate more than 50 per cent. of the voting rights then normally exercisable at a general meeting of Vebnet, including for this purpose (except to the extent otherwise agreed by the Panel) any such voting rights attaching to Vebnet Shares that are unconditionally allotted or issued before the Offer becomes or is declared unconditional as to acceptances, whether pursuant to the exercise of any outstanding conversion or subscription rights or otherwise.

   For the purposes of this condition:

   (i) Vebnet Shares which have been unconditionally allotted but not issued shall be deemed to carry the voting rights they will carry upon issue;

   (ii) the expression **"Vebnet Shares to which the Offer relates"** shall be construed in accordance with Chapter 3 of Part 28 of the Companies Act 2006; and

   (iii) valid acceptances shall be treated as having been received in respect of any Vebnet Shares which Standard Life shall, pursuant to section 979(8) of the Companies Act 2006, be treated as having acquired or contracted to acquire by virtue of acceptances to the Offer;

2. if deemed by Standard Life acting reasonably to be reasonably necessary or appropriate, in connection with the Offer, all notifications, filings or applications under any applicable legislation or regulation of any relevant jurisdiction having been made and all waiting periods (including any extensions thereof) under any applicable legislation or regulation of any relevant jurisdiction having expired, lapsed or been terminated (as appropriate) and all statutory and regulatory obligations in any relevant jurisdiction having been complied with and all Authorisations which are material in the context of the Vebnet Group having been obtained in terms and in a form satisfactory to Standard Life, acting reasonably; and all such Authorisations remaining in full force and effect at the time at which the Offer becomes otherwise unconditional and there being no notice or intimation of an intention to revoke, suspend, restrict, modify or not to renew such Authorisations;

3. no government or governmental, quasi-governmental, supranational, statutory, regulatory, environmental, administrative, fiscal or investigative body, court, trade agency, association, institution or any other body or person whatsoever in any jurisdiction (each a **"Third Party"**) having decided to take, institute, implement or threaten any action,

proceedings, suit, investigation, enquiry or reference (and in each case, not having withdrawn the same) or having required any action to be taken or having enacted, made or proposed any statute, regulation, decision, order or change to published practice (and in each case, not having withdrawn the same) or otherwise having done anything which would or might reasonably be expected to:

(i) make the Offer, its implementation or the acquisition or proposed acquisition of any shares or other securities in, or control of, Vebnet by Standard Life or any member of the Wider Standard Life Group void, illegal and/or unenforceable under the laws of any relevant jurisdiction, or otherwise directly or indirectly materially prohibit, restrain, restrict, prevent, delay or otherwise interfere with the implementation of, or impose material additional conditions or obligations with respect to, or otherwise require amendment of the Offer or the acquisition of any such shares or securities by any member of the Wider Standard Life Group;

(ii) require, prevent or materially delay the divestiture or materially alter the terms envisaged for such divestiture by any member of the Wider Standard Life Group of any shares or other securities (or the equivalent) in Vebnet or any member of the Vebnet Group to an extent which is material in the context of the Vebnet Group taken as a whole or the Standard Life Group taken as a whole (as the case may be);

(iii) require, prevent or materially delay the divestiture or materially alter the terms envisaged for such divestiture by any member of the Wider Standard Life Group or by any member of the Vebnet Group of all or any part of the Vebnet Group's businesses, assets or property or impose any material limitation on the ability of any of them to conduct their businesses (or any part thereof) or to own any of their assets or properties (or any part thereof) to an extent which is material in the context of the Vebnet Group taken as a whole or the Standard Life Group taken as a whole (as the case may be);

(iv) impose any material limitation on, or result in a material delay in, the ability of any member of the Wider Standard Life Group directly or indirectly to acquire, hold or exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities in Vebnet or on the ability of any member of the Vebnet Group or any member of the Wider Standard Life Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership in respect of shares or other securities (or the equivalent) in, or to exercise voting or management control over, any member of the Vebnet Group;

(v) require any member of the Wider Standard Life Group or the Vebnet Group to acquire or offer to acquire any shares, other securities (or the equivalent) or interest in any member of the Vebnet Group owned by any third party or any asset owned by any third party (other than in implementation of the Offer);

(vi) result in any member of the Vebnet Group ceasing to be able to carry on business under any name under which it presently carries on business;

(vii) impose any material limitation on the ability of any member of the Wider Standard Life Group or any member of the Vebnet Group to integrate or co-

ordinate all or any part of its business with all or any part of the business of any other member of the Wider Standard Life Group and/or the Vebnet Group; or

(viii) otherwise adversely affect any or all of the businesses, assets, profits or prospects of any member of the Vebnet Group or any member of the Wider Standard Life Group in a manner which is or may be material in the context either of the Vebnet Group taken as a whole or of the obligations of any member of the Wider Standard Life Group taken as a whole in connection with the Offer,

and all applicable waiting and other time periods during which any such Third Party could decide to take, institute, implement or threaten any such action, proceedings, suit, investigation, enquiry or reference or take any other step under the laws of any jurisdiction in respect of the Offer or the acquisition or proposed acquisition of any Vebnet Shares or otherwise intervene having expired, lapsed, or been terminated;

4. save as Disclosed, there being no provision of any agreement, arrangement, licence, permit, lease or other instrument to which any member of the Vebnet Group is party and which, in consequence of the making or implementation of the Offer or the acquisition or proposed acquisition by Standard Life of any Vebnet Shares, provides for or will or may reasonably be expected to result in, any of the following, in each case to an extent which is material in the context of the Vebnet Group taken as a whole:

(i) any assets or interests of, or any asset the use of which is enjoyed by, any member of the Vebnet Group being or falling to be disposed of or charged or any right arising under which any such asset or interest could be required to be disposed of or charged or could cease to be available to any member of the Vebnet Group;

(ii) any monies borrowed by, or other indebtedness (actual or contingent) of, or any grant available to, any member of the Vebnet Group being or becoming repayable, or capable of being declared repayable, immediately or earlier than its or their stated repayment date or maturity date, or the ability of any such member to borrow monies or incur any indebtedness being withdrawn, inhibited or prohibited or being capable of becoming or being withdrawn or inhibited;

(iii) the rights, liabilities, obligations, business or interests of any member of the Vebnet Group or any member of the Wider Standard Life Group under any such arrangement, agreement, licence, permit, lease or instrument being terminated or adversely modified or affected or any onerous obligation or liability arising or any adverse action being taken thereunder;

(iv) the financial or trading position or prospects of, or the value of, any member of the Vebnet Group being prejudiced or adversely affected;

(v) the creation, save in the ordinary and usual course of business, or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any member of the Vebnet Group;

(vi) the creation of any liability (actual or contingent) by any member of the Vebnet Group other than trade creditors or other liabilities incurred in the ordinary course of business;

(vii) any liability of any member of the Vebnet Group to make any severance, termination, bonus or other payments to any of its directors or other officers;

(viii) the Offer, its implementation or the acquisition or proposed acquisition of any shares or other securities in, or control of, Vebnet by any member of the Wider Standard Life Group being or becoming void, illegal and/or unenforceable under the laws of any relevant jurisdiction, or would otherwise directly or indirectly prohibit, or restrain, restrict, delay or otherwise interfere with the implementation of, or impose additional material conditions or obligations with respect to, or otherwise challenge or require amendment of the Offer or the acquisition of any such shares or securities by any member of the Wider Standard Life Group;

(ix) the imposition of any limitation on, or material delay in, the ability of any member of the Wider Standard Life Group directly or indirectly to acquire or hold or effectively to exercise all or any rights of ownership in respect of shares or other securities in Vebnet or on the ability of any member of the Vebnet Group or any member of the Wider Standard Life Group directly or indirectly to hold or exercise effectively any rights of ownership in respect of shares or other securities (or the equivalent) in, or to exercise management control over, any member of the Vebnet Group;

(x) a divestiture by any member of the Wider Standard Life Group of any shares or other securities (or the equivalent) in Vebnet being required, prevented or materially delayed;

(xi) the imposition of any material limitation on the ability of any member of the Wider Standard Life Group or any member of the Vebnet Group to integrate or co-ordinate all or any part of its business with all or any part of the business of any other member of the Wider Standard Life Group and/or the Vebnet Group;

(xii) the ability of any member of the Vebnet Group to carry on its business as currently carried on being adversely affected;

(xiii) any member of the Vebnet Group ceasing to be able to carry on business under any name under which it presently carries on business; or

(xiv) any change in or effect on the ownership or use of any intellectual property rights or computer systems owned or used by a member of the Vebnet Group;

5. save as Disclosed, since 30 June 2007, no member of the Vebnet Group having:

(i) issued or agreed to issue or authorised or proposed the issue or grant of additional shares of any class, or securities or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities (save, where relevant, as between Vebnet and members of the Vebnet Group and save for the issue of Vebnet Shares on the exercise of Vebnet Share Options granted before the date of this announcement);

(ii) redeemed, purchased, repaid or reduced or agreed to or announced any proposal to purchase, redeem, repay or reduce any of its own shares or other securities or, save in respect of the matters mentioned in sub-paragraph (i) above, made any other change to any part of its share capital;

(iii) approved, recommended, declared, paid or made or proposed to recommend, declare, pay or make any dividend, bonus or other distribution (whether payable in cash or otherwise) other than to a member of the Vebnet Group;

(iv) save for transactions between Vebnet and its wholly-owned subsidiaries, merged with (by statutory merger or otherwise) or demerged from or acquired by any body corporate, partnership or business or acquired or disposed of, or transferred, mortgaged or charged, or created or granted any security interest over, any material assets or any right, title or interest in any material asset (including shares and trade investments) or authorised, proposed, agreed or announced any intention to do so;

(v) issued, authorised or proposed the issue of any debentures or (save as between Vebnet and its wholly-owned subsidiaries or between such wholly-owned subsidiaries) or, save in the ordinary course of business, incurred or increased any borrowings or indebtedness or become subject to any liability (actual or contingent) to an extent which is material in the context of the Vebnet Group taken as a whole;

(vi) entered into or varied or authorised, proposed or announced its intention to enter into or vary any material transaction, arrangement, contract or commitment (whether in respect of capital expenditure or otherwise) (save in the ordinary course of business) which is of a long term, onerous or unusual nature or which is or which involves or could involve an obligation of a nature or magnitude which is reasonably likely to be materially restrictive on the business of any member of the Vebnet Group which, taken together with any other such material transaction, arrangements, contract or commitment is material in the context of the Vebnet Group as a whole;

(vii) entered into, implemented or effected, or authorised, proposed or announced its intention to enter into, implement or effect any merger, demerger, reconstruction, amalgamation, composition, assignment, commitment scheme, or other similar commitment or other transaction or arrangement (other than the Offer) otherwise than in the ordinary course of business;

(viii) waived or compromised any claim to an extent which is material in the context of the Vebnet Group taken as a whole;

(ix) made, or announced any proposal to make, any material change or addition to any retirement, death or disability benefit or other employment-related benefit of or in respect of any of its directors, employees, former directors or former employees;

(x) entered into or varied or made any offer (which remains open for acceptance) to enter into or vary the terms of any contract with any of the directors or senior

executives of Vebnet or any of the directors or senior executives of any other member of the Vebnet Group;

(xi) taken or proposed any steps, corporate action or had any legal proceedings instituted or threatened against it in relation to the suspension of payments, a moratorium of any indebtedness, its winding-up (voluntary or otherwise), dissolution, reorganisation or for the appointment of any receiver, administrator, administrative receiver, manager, trustee or similar officer of all or any of its assets or revenues or any analogous proceedings in any jurisdiction or appointed any analogous person or had any such person appointed in any jurisdiction;

(xii) been unable, or admitted in writing that it is unable, to pay its debts or commenced negotiations with one or more of its creditors with a view to rescheduling or restructuring any of its indebtedness, or having stopped or suspended (or threatened to stop or suspend) payment of its debts generally or ceased or threatened to cease carrying on all or a substantial part of its business;

(xiii) made any alteration to its memorandum or articles of association or other incorporation documents;

(xiv) save in the ordinary course of business, waived or compromised any claim or authorised any such waiver or compromise which is material in the context of the Vebnet Group;

(xv) proposed, agreed to provide or modified the terms of any share option scheme or incentive scheme, or other benefit relating to the employment or termination of employment of any employee of the Vebnet Group; or

(xvi) entered into any agreement, arrangement, commitment or contract or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced an intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition;

6. since 30 June 2007, and save as Disclosed:

(i) no litigation, arbitration proceedings, prosecution, investigation, enquiry, complaint, other legal proceedings, or reference to any relevant person, having been announced, instituted, threatened or remaining outstanding by, against or in respect of, any member of the Vebnet Group or to which any member of the Vebnet Group is or is reasonably likely to become a party (whether as claimant, defendant or otherwise) and no enquiry or investigation by, or complaint or reference to, any Third Party against or in respect of any member of the Vebnet Group having been announced, instituted or threatened in writing by, against, or remaining outstanding in respect of, any member of the Vebnet Group, in each case which is material and adverse in the context of the Vebnet Group taken as a whole;

(ii) there having been no adverse event, change or deterioration in the business, assets, financial or trading position or prospects or profits of any member of the Vebnet Group which is material in the context of the Vebnet Group taken as a whole;

(iii) no contingent or other liability having arisen or become known to Vebnet or increased other than in the ordinary course of business (which is reasonably likely adversely to affect the business, assets, financial or trading position or profits or prospects of any member of the Vebnet Group to an extent which is material to the Vebnet Group taken as a whole); and

(iv) no steps having been taken and no omissions having been made which are reasonably likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the Vebnet Group which is necessary for the proper carrying on of its business and the withdrawal, cancellation, termination or modification of which is reasonably likely to be material and adverse in the context of the Vebnet Group taken as a whole;

7. save as Disclosed, Standard Life not having discovered:

(i) that any financial, business or other information concerning the Vebnet Group Disclosed at any time or Disclosed to any member of the Wider Standard Life Group by or on behalf of any member of the Vebnet Group is misleading or contains a misrepresentation of fact or omits to state a fact necessary to make that information not misleading (and which information was not subsequently corrected before the date of this announcement by disclosure publicly by an announcement to a Regulatory Information Service or privately in writing to Standard Life or its advisers by inclusion in a data room);

(ii) any information which affects the import of any information Disclosed (and which information was not subsequently corrected before the date of this announcement by disclosure publicly by an announcement to a Regulatory Information Service or privately in a data room);

in each case to an extent which is material and adverse in the context of the Vebnet Group taken as a whole; or

(iii) that any asset of any member of the Vebnet Group constitutes criminal property as defined by section 340(3) of the Proceeds of Crime Act 2002 (but disregarding paragraph (b) of that definition) to an extent which is material in the context of the Vebnet Group taken as a whole.

References in this Part I of this Appendix A to **"Disclosed"** means fairly disclosed to Standard Life or its advisers prior to the date of this announcement either by inclusion in this announcement, in the annual report and accounts of Vebnet for the financial year ended 30 June 2007 or the audited preliminary results for the year ended 30 June 2008, or by the delivery of an announcement by or on behalf of Vebnet to a Regulatory Information Service, or disclosed in writing to, or agreed in writing with, Standard Life or its advisers by Vebnet or its advisers.

**Part II: Further terms of the Offer**

Subject to the requirements of the Panel, Standard Life reserves the right to waive in whole or in part all or any of the conditions contained in paragraphs 2 to 7 inclusive of Part I of this Appendix A. The conditions contained in paragraph 2 to 7 inclusive of Part I of this Appendix A must be satisfied as at, or waived (where possible) on or before, the twenty-first day after the later of the First Closing Date and the date on which the condition in paragraph 1 is fulfilled (or, in each case

such later date as the Panel may agree). Standard Life shall be under no obligation to waive or determine to be or treat as fulfilled, any of conditions 2 to 7 inclusive contained in Part I of this Appendix A by a date earlier than the date specified above for the fulfilment thereof, notwithstanding that the other conditions of the Offer may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any of such conditions may not be capable of fulfilment.

If Standard Life is required by the Panel to make an offer for Vebnet Shares under the provisions of Rule 9 of the City Code, Standard Life may make such alterations to the terms and conditions of the Offer as are necessary to comply with the provisions of that Rule.

The Offer will comply with the applicable rules and regulations of AIM and the City Code, will be governed by English law and will be subject to the jurisdiction of the courts of England. In addition, it will be subject to the terms and conditions as set out in this document and the Form of Acceptance (in respect of certificated Vebnet Shares).

## Appendix B

## Further Information and Sources and Bases of Information

**Bases and sources of information**

In this announcement, unless otherwise stated or the context otherwise requires, the following bases and sources have been used:

- historic share prices are sourced from the AIM appendix to the Daily Official List of the London Stock Exchange and represent closing middle market prices for Vebnet Shares on the relevant date;
- the value of the existing issued share capital of Vebnet is based upon the entire issued share capital at the date of this announcement, namely 9,324,183 Vebnet Shares;
- references to a percentage of Vebnet Shares are based on the number of Vebnet Shares in issue as set out in the previous paragraph;
- unless otherwise stated, the financial information relating to Vebnet has been extracted from the audited preliminary results of Vebnet for the year ended 30 June 2008;
- information relating to Vebnet has been extracted from published sources and provided by the Vebnet Directors and persons duly authorised by Vebnet; and
- information relating to Standard Life has been extracted from published sources and provided by the Standard Life Directors and persons duly authorised by Standard Life.

**Disclosure of interests in Vebnet**

Disclosure in paragraph 12 of this announcement regarding interests in Vebnet Securities are based on the position as at 15 September 2008, the last practicable date prior to this announcement.

## Appendix C

### Details of Irrevocable Undertakings and Letters of Intent

1 The following Vebnet Directors have entered into irrevocable undertakings with Standard Life to accept or procure acceptance of the Offer in respect of the following beneficial and connected holdings of Vebnet Shares:

| Vebnet Director | Number of Vebnet Shares held |
|---|---|
| Gerard John O'Neill | 1,016,634 |
| Alasdair Gordon MacKenzie Nairn | 977,123 |
| Montague Ivor Samuels | 574,385 |
| Stephen David Thurlow | 258,079 |
| Derek Scott | 112,688 |

All of these undertakings will continue to be binding even in the event of a higher competing offer for Vebnet, and will only lapse if the Offer lapses or is withdrawn.

All of these undertakings include an undertaking to accept the Offer in respect of any Vebnet Shares acquired pursuant to the exercise of Vebnet Share Options, comprising 92,600 Vebnet Share Options held by Gerard John O'Neill, 89,200 Vebnet Share Options held by Stephen David Thurlow, 20,000 Vebnet Share Options held by Derek Scott.

2 The following Vebnet Shareholders who are not Vebnet Directors have entered into irrevocable undertakings with Standard Life to accept the Offer in respect of their beneficial holdings of Vebnet Shares:

| Vebnet Shareholder | Number of Vebnet Shares held |
|---|---|
| Cross Atlantic Technology Fund LP | 1,684,475 |
| Vebnet (Trustee) Limited | 82,150 |

All of these undertakings will continue to be binding even in the event of a higher competing offer for Vebnet, and will only lapse if the Offer lapses or is withdrawn.

3 The following Vebnet Shareholders have given Standard Life non-binding letters of intent stating their intention to accept the Offer in respect of their beneficial holdings in Vebnet Shares.

| **Vebnet Shareholder** | **Number of Vebnet Shares held** |
|---|---|
| JPMorgan Asset Management (UK) Limited | 1,123,616 |
| Liontrust Investment Services Limited | 1,121,160 |
| Edinburgh Partners Opportunities Fund PLC | 215,500 |

## Appendix D

## Definitions

The following definitions apply throughout this announcement unless the context otherwise requires:

| | |
|---|---|
| **"AIM"** | the AIM market operated by the London Stock Exchange |
| **"AIM Rules"** | the AIM Rules for Companies published by the London Stock Exchange |
| **"Australia"** | the Commonwealth of Australia, its states, territories and possessions and all areas subject to its jurisdiction and any political sub-division thereof |
| **"Authorisations"** | regulatory authorisations, orders, grants, recognitions, confirmations, consents, licences, clearances, certificates, permissions or approvals |
| **"business day"** | a day (other than a Saturday and a Sunday) on which banks are generally open for non-automated business in London |
| **"Canada"** | Canada, its provinces and territories and possessions and all areas subject to its jurisdiction and any political sub-division thereof |
| **"certificated"** or **"certificated form"** | in relation to a share or other security, a share or other security, title to which is recorded in the relevant register of the share or other security as being held in certificated form (that is, not in CREST) |
| **"City Code"** | the City Code on Takeovers and Mergers |
| **"Closing Price"** | the closing middle market price of a Vebnet Share, as derived from the AIM appendix to the Daily Official List of the London Stock Exchange |
| **"Companies Act"** | the Companies Act 1985, as amended, or where relevant the Companies Act 2006 and where any specific provision of the Companies Act 1985 is referred to, this will include, where relevant, any equivalent provision of the Companies Act 2006 |
| **"Corporate business"** | the product lines sold by Standard Life to its corporate clients (employers) within the UK |
| **"CREST"** | the relevant system (as defined in the Regulations) in |

| | |
|---|---|
| | respect of which Euroclear is the operator (as defined in the Regulations) |
| **"Deloitte Corporate Finance"** | a division of Deloitte & Touche LLP of Stonecutter Court, 1 Stonecutter Street, London EC4A 4TR |
| **"Disclosed"** | has the meaning set out in Part I of Appendix A to this announcement |
| **"Euroclear"** | Euroclear UK & Ireland Limited |
| **"First Closing Date"** | the date which is 21 days following the posting of the Offer Document |
| **"Form of Acceptance"** | the form of acceptance and authority relating to the Offer which will accompany the Offer Document for use by Vebnet Shareholders with shares in certificated form in connection with the Offer |
| **"Japan"** | Japan, its cities, prefectures, territories and possessions and all areas subject to its jurisdiction and any political sub-division thereof |
| **"London Stock Exchange"** | London Stock Exchange plc |
| **"Noble Grossart"** | Noble Grossart Limited, financial adviser to Standard Life in respect of the Offer |
| **"Offer"** | the recommended cash offer to be made by Standard Life to acquire all of the issued and to be issued Vebnet Shares on the terms and subject to the conditions to be set out in the Offer Document and (in respect of Vebnet Shares in certificated form) the Form of Acceptance, including, where the context so permits or requires, any subsequent revision, variation, extension or renewal thereof |
| **"Offer Document"** | the document to be sent to Vebnet Shareholders (other than certain Overseas Shareholders) and, for information only, Vebnet Option Holders containing and setting out the terms and conditions of the Offer |
| **"Offer Period"** | the period commencing on 16 September 2008 and ending on the First Closing Date or, if later, on the date on which the Offer becomes or is declared unconditional as to acceptances or lapses or is withdrawn |
| **"Offer Price"** | 260 pence in cash per Vebnet Share |
| **"Overseas Shareholders"** | Vebnet Shareholders (or nominees of, or custodians or |

| | |
|---|---|
| | trustees for Vebnet Shareholders) not resident in or citizens of the UK |
| **"p", "pence"** or **"£"** | the lawful currency of the UK |
| **"Panel"** | the Panel on Takeovers and Mergers |
| **"Regulations"** | the Uncertificated Securities Regulations 2001 |
| **"Regulatory Information Service"** | any information service authorised from time to time by the Financial Services Authority |
| **"Restricted Jurisdiction"** | any jurisdiction where local laws or regulations may result in a significant risk of civil, regulatory or criminal exposure if information concerning the Offer is sent or made available to Vebnet Shareholders in that jurisdiction |
| **"Significant Interest"** | a direct or indirect interest of 20 per cent. or more of the total voting rights conferred by the equity capital of an undertaking |
| **"Standard Life"** | Standard Life plc, a company incorporated in Scotland with registered number SC286832 and having its registered office at Standard Life House, 30 Lothian Road, Edinburgh, EH1 2DH |
| **"Standard Life Directors"** or **"Standard Life Board"** | the board of directors of Standard Life |
| **"Standard Life Group"** | Standard Life and its subsidiary undertakings and, where the context permits, each of them |
| **"Standard Life Investments"** | Standard Life Investments Limited, a company incorporated in Scotland with registered number SC123321 and having its registered office at 1 George Street, Edinburgh, EH2 2LL |
| **"Standard Life Shareholder"** | a holder of Standard Life Shares and **"Standard Life Shareholders"** shall be construed accordingly |
| **"Standard Life Shares"** | the issued share capital of Standard Life |
| **"subsidiary"** and **"subsidiary undertaking"** | to be construed in accordance with the Companies Act |
| **"UK"** | the United Kingdom of Great Britain and Northern Ireland |
| **"United States"** | the United States of America, its territories and possessions, any state of the United States, the District |

| | |
|---|---|
| | of Columbia and all other areas subject to its jurisdiction and any political sub-division thereof |
| **"Vebnet"** | Vebnet (Holdings) plc, a company incorporated in England and Wales with registered number 792165 and having its registered office at 5th Floor, Northwest Wing, Bush House, Aldwych, London WC2B 4EZ |
| **"Vebnet Directors"** or **"Vebnet Board"** | the board of directors of Vebnet |
| **"Vebnet Group"** | Vebnet and its subsidiary undertakings and, where the context permits, each of them |
| **"Vebnet Option Holder"** | a holder of share options under the Vebnet Share Option Schemes and **"Vebnet Option Holders"** shall be construed accordingly |
| **"Vebnet Shareholder"** | a holder of Vebnet Shares and **"Vebnet Shareholders"** shall be construed accordingly |
| **"Vebnet Share Options"** | options granted pursuant to the Vebnet Share Option Schemes |
| **"Vebnet Share Option Schemes"** | the Vebnet (Holdings) plc EMI Scheme and the Vebnet (Holdings) plc Unapproved Share Option Scheme |
| **"Vebnet Shares"** | the existing issued or unconditionally allotted and fully paid ordinary shares of £1 each in the capital of Vebnet and any further shares which are unconditionally allotted or issued before the date on which the Offer closes (or such earlier date or dates, not being earlier than the date on which the Offer becomes unconditional as to acceptances or, if later, the First Closing Date of the Offer, as Standard Life may decide) but excluding in both cases any such shares held or which become held in treasury |
| **"Wider Standard Life Group"** | Standard Life Group and associated undertakings and any other body corporate, partnership, joint venture or person in which Standard Life and such undertakings (aggregating their interests) have a Significant Interest |

All references to legislation in this announcement are to UK legislation unless the contrary is indicated. Any reference to any provision of any legislation shall include any amendment, modification, extension or re-enactment thereof.

All references to time in this announcement are to London time. Words in this announcement importing the singular shall include the plural and vice versa.

**THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR ANY OTHER JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION**

**Announcement for Immediate Release**
**19 September 2008**

**Recommended cash offer**
**by Standard Life plc**
**For**
**Vebnet (Holdings) plc**

**Posting of the Offer Document**

On 16 September 2008, the boards of Standard Life and Vebnet announced that they had reached agreement on the terms of a recommended cash offer to be made by Standard Life for the entire issued and to be issued share capital of Vebnet.

Standard Life is today posting to Vebnet Shareholders (and, for information only, to participants in the Vebnet Share Option Schemes) a document (the "Offer Document"), containing the full terms and conditions of the Offer, together with the relevant Form of Acceptance.

The Offer is open for acceptances until 1.00 pm (London time) on 10 October 2008.

If you hold any Vebnet Shares in certificated form (that is, NOT in CREST), to accept the Offer in respect of those Vebnet Shares, please complete, sign and return the Form of Acceptance (which is being sent to you together with the Offer Document) in accordance with the instructions thereon and in the Offer Document, along with your valid share certificate(s) and/or any other relevant document(s) of title, as soon as possible and, in any event, so as to be received by Computershare Investor Services PLC no later than 1.00 pm (London time) on 10 October 2008.

If you hold Vebnet Shares in uncertificated form (that is, in CREST), to accept the Offer in respect of those Vebnet Shares, please follow the procedures for Electronic Acceptance set out in the Offer Document so that the TTE instruction settles as soon as possible and, in any event, no later than 1.00 pm (London time) on 10 October 2008. If you hold Vebnet Shares as a CREST sponsored member, you should refer acceptance of the Offer to your CREST sponsor as only your CREST sponsor will be able to send the necessary TTE instruction to Euroclear.

Unless otherwise defined in this announcement, capitalised words and phrases used in this announcement shall have the same meanings given to them in the Offer Document.

Copies of the Offer Document are available for inspection during normal business hours on any Business Day at the offices of Noble Grossart Limited, 64 Lincoln's Inn Fields, London, WC2A 3JX, until the end of the Offer Period.

**Enquiries:**

| | |
|---|---|
| **Standard Life plc** | |
| **Media Relations** | |
| Barry Cameron | Tel: 0131 245 6165 |
| Nicola McGowan | Tel: 0131 245 4016 |
| **Investor Relations** | |
| Gordon Aitken | Tel: 0131 245 6799 |
| Duncan Heath | Tel: 0131 245 4742 |
| | |
| **Noble Grossart (financial adviser to Standard Life)** | Tel: 0131 226 7011 |
| Guy Stenhouse | |
| Colin Grier | |
| | |
| **Vebnet (Holdings) plc** | Tel: 0131 270 5502 |
| Gerry O'Neill | |
| Stephen Thurlow | |
| | |
| **Deloitte Corporate Finance (financial adviser to Vebnet)** | Tel: 0113 243 9021 |
| Roger Esler | |
| Simon Houldsworth | |

This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to this announcement or otherwise. The Offer will be made solely by the Offer Document, when issued, which will contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Noble Grossart, which is authorised and regulated in the UK by the FSA, is acting exclusively for Standard Life and no one else in connection with the Offer and will not be responsible to anyone other than Standard Life for providing the protections afforded to the clients of Noble Grossart nor for providing advice in relation to the Offer, the contents of this announcement, or any transaction or arrangement referenced herein.

Deloitte Corporate Finance is acting exclusively for Vebnet and for no one else in connection with the Offer and will not regard any other person as its client nor be responsible to anyone other than Vebnet for providing the protections afforded to the

clients of Deloitte Corporate Finance nor for providing advice in relation to the Offer, the contents of this announcement, or any transaction or arrangement referenced herein. Deloitte Corporate Finance is a division of Deloitte & Touche LLP, which is authorised and regulated by the FSA in respect of regulated activities.

The Offer is not being, and will not be, made, directly or indirectly, in, into or from the United States, Canada, Australia, Japan or any other Restricted Jurisdiction. Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from the United States, Canada, Australia, Japan or any other Restricted Jurisdiction.

The availability of the Offer to Vebnet Shareholders who are not resident in the UK may be affected by the laws of relevant jurisdictions. Therefore any persons who are subject to the laws of any jurisdiction other than the UK or Vebnet Shareholders who are not resident in the UK will need to inform themselves about, and observe, any applicable requirements.

**Dealing disclosure requirements**

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in 1 per cent. or more of any class of "relevant securities" of Vebnet, all "dealings" in any "relevant securities" of Vebnet, (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Offer becomes, or is declared, unconditional as to acceptances, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Vebnet they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Vebnet by Standard Life or Vebnet or by any of their respective associates, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8, please contact an independent financial adviser

authorised under the Financial Services and Markets Act 2000, consult the Panel's website at www.thetakeoverpanelorg.uk or contact the Panel on telephone number +44 (0) 20 7638 0129; fax number +44 (0) 20 7236 7013.

# Standard Life plc

Standard Life plc was advised today by Computershare Investor Services plc that, on 25 September 2008, the under mentioned executive directors and other persons discharging managerial responsibilities acquired the following interests in ordinary shares as a result of participation in The Standard Life Share Plan:

| | Number of Shares Purchased | Price and Place of Transaction |
|---|---|---|
| **Executive Directors** | | |
| Norman Keith Skeoch | 52 | £2.39 - UK |
| David Thomas Nish | 52 | £2.39 - UK |
| | | |
| **Other PDMRs** | | |
| Marcia Dominic Campbell | 52 | £2.39 - UK |
| Nathan Richard Parnaby | 52 | £2.39 - UK |
| Joseph Iannicelli | 56 | C$4.48 - Canada |

Each individual also received from the Company 10 free shares (except Mr Iannicelli who received the right to acquire 11 matching shares at a future date) in accordance with the share purchase matching commitment under the Share Plan.

This notice is given in fulfilment of obligations under DTR 3.1.4 (R).

30 September 2008

Enquiries:

Julie Durie, Group Secretariat, 0131 245 6772
Barry Cameron, Media Relations, 0131 245 6165
Gordon Aitken, Investor Relations, 0131 245 6799

END

**Standard Life plc**

**Voting Rights and Capital**

In accordance with the FSA's Disclosure and Transparency Rule 5.6.1, Standard Life plc ('the Company') hereby notifies that, as at the date of this announcement, the Company's issued share capital consists of 2,177,641,709 ordinary shares with each share carrying the right to one vote.

The Company holds no ordinary shares in treasury.

The total number of voting rights in the Company, as at the date of this announcement, is therefore 2,177,641,709.

The above figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

30 September 2008

Enquiries:

Julie Durie, Group Secretariat 0131 245 6772

Gordon Aitken, Investor Relations 0131 245 6799

Barry Cameron, Media Relations 0131 245 6165

END

**THIS ANNOUNCEMENT IS NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA, JAPAN OR ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION**

10 October 2008

FOR IMMEDIATE RELEASE

**RECOMMENDED CASH OFFER**

**by**

**STANDARD LIFE PLC**

**for**

**VEBNET (HOLDINGS) PLC**



**OFFER DECLARED WHOLLY UNCONDITIONAL**

**Introduction**

On 16 September 2008, the boards of Standard Life and Vebnet announced that they had reached agreement on the terms of a recommended cash offer by Standard Life for the entire issued and to be issued share capital of Vebnet. The full terms and conditions of the Offer were set out in an offer document issued by Standard Life on 19 September 2008 (the **"Offer Document"**).

**Offer declared wholly unconditional**

Standard Life is pleased to announce that all the conditions of the Offer have now been satisfied or waived. Accordingly, the Offer is now declared wholly unconditional. The Offer will remain open for acceptance until further notice and at least 14 days' notice will be given before the Offer is closed.

**Level of Acceptances**

As at 1.00 pm (London time) on 9 October 2008, Standard Life had received valid acceptances from Vebnet Shareholders in respect of 8,669,890 Vebnet Shares, representing approximately 93.0 per cent. of Vebnet's existing issue share capital. This total includes acceptances received in respect of:

- the 4,697,886 Vebnet Shares (representing approximately 50.4 per cent. of the existing issued share capital of Vebnet) which were subject to irrevocable commitments received by Standard Life; and

- the 2,442,737 Vebnet Shares (representing approximately 26.2 per cent. of the existing issued share capital of Vebnet) which were subject to letters of intent received by Standard Life.

As at 1:00 pm (London time) on 9 October 2008, Standard Life has outstanding irrevocable undertakings to accept the Offer as follows:

- From Montague Ivor Samuels, 7,648 Vebnet Shares (representing approximately 0.1 per cent. of the existing issued share capital of Vebnet).

As at 1:00 pm (London time) on 9 October 2008, Standard Life has outstanding letters of intent to accept the Offer as follows:

- From Liontrust Investment Services, 17,539 Vebnet Shares (representing approximately 0.2 per cent. of the existing issued share capital of Vebnet).

**Settlement of the consideration**

Settlement of the consideration to which any Vebnet Shareholder is entitled under the Offer will be despatched either on or before 24 October 2008 in respect of Vebnet Shares for which acceptances of the Offer complete in all respects have been received as at 1.00 pm (London time) on 9 October 2008. Settlement of consideration due in respect of acceptances of the Offer complete in all respects received after 1.00 pm (London time) on 9 October 2008 will be despatched to accepting Vebnet Shareholders within 14 days of receipt of such acceptances.

**Compulsory acquisition and cancellation of listing**

As set out in the Offer Document, as Standard Life has attained more than the minimum required 75 per cent. of voting rights attaching to the Vebnet Shares, it now intends to procure that Vebnet will make an application for the cancellation of the admission to trading of Vebnet Shares on AIM. It is anticipated that such cancellation will take effect no earlier than 10 November 2008, being the day after the twentieth business day following the date of this announcement and that, following the cancellation, Vebnet will be re-registered as a private company under the relevant procedures of the Companies Act 1985. The cancellation of the admission to trading of Vebnet Shares on AIM would significantly reduce the liquidity and marketability of any Vebnet Shares not assented to the Offer at that time.

Further, as set out in the Offer Document, as Standard Life has received acceptances under the Offer in respect of more than 90 per cent. of the entire issued share capital of Vebnet, Standard Life intends to exercise its rights pursuant to sections 974 to 991 of the Companies Act 2006 to acquire compulsorily the remaining Vebnet Shares in respect of which the Offer has not been accepted. Accordingly, Standard Life will in due course post formal notices (the "**Notices**") pursuant to section 979 of the Act to Vebnet Shareholders who have not yet validly accepted the Offer. The Notices set out Standard Life's intention to apply the provisions of section 979 of the Act to acquire compulsorily all outstanding Vebnet Shares on the terms of the Offer.

**Action to be taken to accept the Offer**

Vebnet Shareholders who hold Vebnet Shares in certificated form (that is, not in CREST) should complete, sign and return the Form of Acceptance (which has been sent to them together with the Offer Document) in accordance with the instructions thereon and set out in the Offer Document as soon as possible.

Vebnet Shareholders who hold Vebnet Shares in uncertificated form (that is, in CREST) should follow the procedures set out in the Offer Document so as to ensure that their TTE instruction settles as soon as possible. Vebnet Shareholders who hold Vebnet Shares as a CREST sponsored member should refer to their CREST sponsor as only their CREST sponsor will be able to send the necessary TTE instruction to Euroclear.

Unless otherwise defined in this announcement, capitalised words and phrases used in this announcement shall have the same meanings given to them in the Offer Document.

Copies of the Offer Document are available for inspection during normal business hours on any Business Day at the offices of Noble Grossart Limited, 64 Lincoln's Inn Fields, London, WC2A 3JX, until the end of the Offer Period.

**Enquiries:**


**Standard Life plc**
**Media Relations**

| | |
|---|---|
| Barry Cameron | Tel: 0131 245 6165 |
| Nicola McGowan | Tel: 0131 245 4016 |

**Investor Relations**

| | |
|---|---|
| Gordon Aitken | Tel: 0131 245 6799 |
| Duncan Heath | Tel: 0131 245 4742 |

**Noble Grossart (financial adviser to Standard Life)** Tel: 0131 226 7011
Guy Stenhouse
Colin Grier


This announcement is not intended to, and does not, constitute or form part of any offer, invitation or the solicitation of an offer to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction pursuant to this announcement or otherwise. The Offer is made solely by the Offer Document and the Form of Acceptance which contain the full terms and conditions of the Offer, including details of how the Offer may be accepted.

This announcement has been prepared for the purpose of complying with English law and the City Code and the information disclosed may not be the same as that which would have been

disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside the UK.

Noble Grossart, which is authorised and regulated in the UK by the Financial Services Authority, is acting exclusively for Standard Life and no one else in connection with the Offer and will not be responsible to anyone other than Standard Life for providing the protections afforded to the clients of Noble Grossart nor for providing advice in relation to the Offer, the contents of this announcement, or any transaction or arrangement referenced herein.

The Offer is not being, and will not be, made, directly or indirectly, in, into or from the United States, Canada, Australia, Japan or any other Restricted Jurisdiction. Accordingly, copies of this announcement are not being, and must not be, directly or indirectly, mailed, transmitted or otherwise forwarded, distributed or sent in, into or from the United States, Canada, Australia, Japan or any other Restricted Jurisdiction.

The availability of the Offer to Vebnet Shareholders who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions in which they are resident. Persons who are not resident in the United Kingdom should inform themselves of, and observe, any applicable requirements.

END